Filed Pursuant to Rule 424B3
Registration File No. 333-128166

PROSPECTUS

AFFINIA GROUP INC.

Offer to Exchange

$300,000,000 principal amount of its 9% Senior Subordinated Notes due 2014 which have been registered under the Securities Act of 1933 for any and all of its outstanding 9% Senior Subordinated Notes due 2014.

The exchange notes will be fully and unconditionally guaranteed on an unsecured basis by Affinia Group Intermediate Holdings Inc. (which is Affinia Group Inc.'s direct parent) and Affinia Group Inc.'s direct and indirect subsidiaries that guarantee its and its restricted subsidiaries obligations under Affinia Group Inc.'s senior credit facilities.

We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered notes for freely tradeable notes that have been registered under the Securities Act.

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 12:00 a.m. midnight, New York City time, on October 28, 2005, unless extended.

•	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

See "Risk Factors" beginning on page 20 for a discussion of certain risks that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 28, 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not, and the initial purchasers of the outstanding notes are not, making an offer of these securities in any state where the offer is not permitted.

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MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data and forecasts that we have prepared based, in part, upon industry data and forecasts obtained from industry publications and surveys including, among others, Lang Marketing, Motor and Equipment Manufacturers' Association and the Automotive Aftermarket Industry Association, as well as internal company surveys. Third-party industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions upon which those sources relied. Unless otherwise specified, (i) all references to the "automotive aftermarket," "aftermarket" or "market" refer to the North American vehicle replacement components market, excluding tires, and (ii) "North America" refers to the United States and Canada.

WIX®, AIMCO®, McQuay-Norris®, Nakata®, Quinton Hazell® and certain other products and services named in this prospectus are our registered trademarks and servicemarks. We also market products under the licensed trademarks Spicer® and Raybestos®.

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SUMMARY

This summary highlights selected information contained in this prospectus, but it may not contain all of the information that is important to you in making an investment decision. To better understand this exchange offer, and for a more complete description of this exchange offer and related transactions, you should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, the terms "Affinia," "the company," "we," "our" and "us" all refer to Affinia Group Inc., its subsidiaries and its parent, Affinia Group Intermediate Holdings Inc. on a consolidated basis.

Our Company

We are a leading designer, manufacturer and distributor of motor vehicle components, primarily to the aftermarket, for passenger cars, sport utility vehicles ("SUVs"), light and heavy trucks and off-highway vehicles. Our broad range of brake, filtration and chassis products are sold in North America, Mexico, Europe and South America. Based on 2004 net sales, we believe we hold either the #1 or #2 market position in North America in brake components and the #1 market position in North America in filtration components, both of which by their nature sustain significant wear and therefore must be routinely replaced, and the #2 market position in North America in chassis components. Our brake, filtration and chassis product lines represented approximately 86% of our net sales in 2004. Our brands include WIX, Raybestos, AIMCO, McQuay-Norris, Nakata and Quinton Hazell. Additionally, we provide private label offerings for NAPA®, CARQUEST® and ACDelco® and co-branded offerings for Federated Auto Parts ("Federated") and Parts Plus. For the year ended December 31, 2004, our net sales were approximately $2.1 billion.

Our extensive product offering fits nearly every car and light truck vehicle make and model on the road, allowing us to serve as a full line supplier to our customers for our product categories. These customers primarily include large aftermarket distributors and retailers selling through a channel to professional installers. Our customer base also includes certain original equipment service ("OES") market participants. Many of our customers are leading aftermarket companies, including NAPA, CARQUEST, Aftermarket Auto Parts Alliance, The Pep Boys—Manny, Moe & Jack ("Pep Boys"), CSK Auto, Inc. ("CSK") and Federated. As an active participant in the automotive aftermarket for more than 60 years, we have developed many long-standing customer relationships. Consequently, our top ten customers in 2004 had been doing business with us for an average of 26 years. Our approximately 540 sales and customer service professionals help to ensure our customers receive quality products and services. Our customers have recognized the quality and reliability of our products and services by presenting us with numerous awards over the years, including a total of 29 awards in 2003 and 2004 and numerous awards to date in 2005.

We derived approximately 85% of our 2004 net sales from the automotive aftermarket. The growth of the aftermarket has been, and we believe will continue to be, affected by the size, age and use of the population of vehicles in operation, as opposed to annual production and sales of new vehicles. From 1995 to 2004, the North American light vehicle population experienced a compound annual growth rate of 2.1%. We believe that the aftermarket will continue to grow steadily as a result of continued increases in (1) the light vehicle population, (2) the average age of light vehicles, (3) the total number of vehicle miles driven per year and (4) the prevalence of SUVs and light trucks in the fleet mix, which generally have greater service requirements than other passenger vehicles. According to the Automotive Aftermarket Industry Association, the U.S. automotive aftermarket is forecast to grow by 4.5% in 2005.

We believe we have achieved our leading market positions due to the reputation of our brands and products among professional automotive technicians, who are the primary installers of the types of components we supply to the automotive aftermarket. These professionals prefer to order reliable, well known brands because it is industry practice to replace, free of any labor or service charge, malfunctioning parts. We believe that the reputation of our brands for form, fit, and functional quality creates and maintains significant demand for our products from these technicians and throughout the aftermarket supply chain.

Our principal product areas are described below (Dollars in Millions):

Product	2004 Net Sales	Percent of 2004 Net Sales	Representative Brands	Product Description
Brake products	$1,065	50%	Raybestos, NAPA, CARQUEST, AIMCO and ACDelco	Drums, rotors, calipers, friction and hydraulic components
Filtration products	$610	29%	WIX, NAPA and CARQUEST	Oil, fuel, air and other filters for light-, medium- and heavy-duty vehicle applications
Chassis products	$163	7%	Spicer, NAPA Chassis, McQuay-Norris, ACDelco and Nakata	Steering, suspension and driveline components
Distribution and other	$293	14%	Quinton Hazell	Various European aftermarket products
Eliminations for intercompany sales	$(25)
Total net sales	$2,106

Industry Overview

We estimate that the market for our primary automotive aftermarket products in North America was approximately $5.0 billion in aggregate wholesale sales in 2004. The suppliers to this market consist of a few large participants and many smaller ones. We are one of the largest participants, offering a full line of quality products within our market. To facilitate efficient inventory management, many of our customers rely on larger suppliers like us to have full product line offerings, consistent service and timely delivery. There are important advantages to having meaningful size and scale in our industry, including the ability to support significant distribution operations, sophisticated inventory management capabilities and broad product line offerings.

In general, automotive aftermarket industry participants can be categorized into three major groups: (1) manufacturers of parts, (2) distributors of replacement parts (without manufacturing capabilities) and (3) installers, both professional and do-it-yourself ("DIY"). Distributors purchase products from manufacturers and sell them to wholesale or retail operations, which in turn sell them to those who install the parts.

The distribution group is comprised of the (1) traditional, (2) retail and (3) Original Equipment Manufacturer ("OEM") and OES channels. Typically, professional installers purchase their products through the traditional channel, and DIY mechanics purchase products through traditional and retail stores. The traditional channel includes such well-known distributors as NAPA, CARQUEST, Federated, the Aftermarket Auto Parts Alliance and Parts Plus. Through a network of distribution centers, these distributors sell primarily to owned or affiliated stores, which in turn supply professional installers. The retailer sector includes Advance Auto Parts, CSK and Pep Boys. OEM and OES channels consist primarily of new vehicle manufacturers' service departments at new vehicle dealerships.

Automotive aftermarket products can be classified into three primary groups: (1) routine service parts, such as oil, fuel, air and other filters, lubricants, fluids and tune up parts; (2) parts that are designed to wear and be replaced ("wear parts"), such as brake and chassis system components, including pads, rotors, shoes, drums, shock absorbers, steering and other suspension components; and (3) components that commonly fail, such as batteries, starters, alternators and rubber products. We primarily compete in the routine service parts and wear parts product categories of the aftermarket. We believe that these are the most attractive product categories of the aftermarket given the frequency of replacement for brake system parts and filters and the historical and expected growth in these product categories.

We believe that the growth in automotive aftermarket product sales has been driven by the following key factors:

Increasing Light Vehicle Population.    U.S. light vehicle population has been increasing steadily in recent years, driven principally by population growth and the increase in average vehicles in service per person. As of 2004, there were over 225 million light vehicles in operation in the United States. This figure has risen steadily each year, increasing by a total of 20% from approximately 187 million light vehicles in use in 1995.

Increasing Average Age of Vehicles.    As of 2004, the average light vehicle age in the United States was 9.4 years, compared to an average of approximately 8.5 years in 1995. As average vehicle age continues to rise, the use of aftermarket parts is expected to continue to increase.

Increasing Total and Average Miles Driven.    In the United States, total light vehicle miles driven has risen from 2.4 trillion in 1995 to 2.9 trillion in 2004, an increase of 21%. Average annual miles driven per year per car in service has increased from approximately 11,203 in 1995 to approximately 12,376 in 2004, representing an increase of approximately 10%.

Increasing Prevalence of SUVs and Light Trucks.    The Automotive Aftermarket Industry Association estimates that the number of SUVs and light trucks currently in operation in the United States has increased 45% from 1995 to 2004. Since larger and heavier vehicles place more wear on brake systems and chassis components, increases in the population of these vehicles are expected to result in corresponding increases in the sale of aftermarket brake and chassis components. Additionally, we expect the increasing prevalence of light trucks to increase the demand for filtration products due to increased use of diesel engines in trucks, which require more complex filtration and more frequent maintenance. Additionally, the percentage of light vehicles in operation that use disc brakes, rather than drum brakes, continues to increase and is eventually expected to include all light vehicles. Smaller and lighter weight disc brake systems have shorter operational lives than drum brakes, as well as brake shoes and other drum-system components, and therefore require more frequent replacement.

Our Competitive Strengths

Our company benefits from the following competitive strengths:

One of the Largest Aftermarket Parts Suppliers

We are one of North America's largest suppliers of automotive aftermarket parts with leading market positions in all of our primary products. Based on 2004 net sales, we believe we hold either the #1 or #2 market position in North America in brake parts, the #1 market position in North America in filtration products and the #2 market position in North America in chassis components. Approximately 86% of our net sales in 2004 were in these product categories. We believe our leading market positions provide us with manufacturing and distribution economies of scale, purchasing efficiencies, the ability to spread fixed costs across a large sales base and national marketing and advertising synergies.

Leader in Higher Growth Aftermarket Products

We focus on product categories anticipated to be among the fastest growing areas of the automotive aftermarket. As the chart below indicates, the brake and filter product categories of the aftermarket are expected to grow faster than most other product categories. Our brake and filtration products together accounted for approximately 79% of our 2004 sales.

U.S. Light Vehicle Aftermarket Sales Growth by Product Category
2001-2005 Compound Annual Growth Rates(1)

(1)	Source: Lang Marketing.

Well-Known Portfolio of Brand Names

Our well-known portfolio of brands includes WIX, Raybestos, AIMCO, Spicer chassis, McQuay-Norris, Nakata, and Quinton Hazell. We also provide private label offerings for NAPA, CARQUEST, ACDelco and co-branded offerings for Federated and Parts Plus. Additionally, our Raybestos brand is designated as "The Official Brakes of NASCAR" and WIX, the #1 filter for cars on the NASCAR circuit, is an exclusive NASCAR "Performance Product." As a result of their reputation for form, fit, function and quality, we believe our brands are preferred by professional installers, who are the most common end-users of components in the automotive aftermarket. We believe our Raybestos brand brake pads have a reputation for less noise and greater nationwide availability than our competitors' products. We believe that through our WIX line of filters we have the broadest filter product line offering in the aftermarket and make quality filters fitting nearly every motor vehicle in North America.

Strong Customer Relationships

Our leading market positions, products, brands and strong customer service capabilities have enabled us to maintain long-standing relationships with our key customers and, in certain cases, to become their primary supplier of brake, filtration and chassis products. Our top ten customers in 2004 have been doing business with us for an average of 26 years. Our customers include most of the leading distributors and retailers in the automotive aftermarket. We have supplied NAPA, our largest customer, with brake and filter products for 39 years. Similarly, we have supplied CARQUEST, our second largest customer, with brake and filter products for 16 years. Additionally, we provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business. These services include detailed product catalogs, e-catalogs, technical services, electronic data interchange and point-of-sale marketing materials. For CARQUEST, we also employ a dedicated sales force that sells these customers' private-label product offerings directly to professional installers. We have been officially recognized by many of our customers for our service commitment. In 2003 and 2004 alone, we were presented with 29 individual customer awards, including the Spirit of NAPA, CARQUEST Supplier of the Year and Vendor of the Year awards from Federated, Aftermarket Auto Parts Alliance, Parts Plus and Independent Auto Parts of America.

Breadth of Quality Products and Services

We believe that we have the broadest offering of components in the automotive aftermarket in which we compete in North America. By continuously introducing new products and by technologically enhancing existing products, we are able to meet the needs of a wide variety of customers. Our ability to fit almost every vehicle on the road with brake components and filters enables our customers to primarily use our products to satisfy their brake and filter needs. We believe that we also provide our customers with superior product sales support through our approximately 540 sales and customer service professionals who ensure an efficient "route to market" via their extensive long-standing customer relationships. Additionally, we achieve typical order fill rates of approximately 95% and cycle times ranging between 24 and 48 hours.

Experienced Management Team

Our operations are led by an experienced management team. Our top ten managers, led by our chief executive officer, Terry McCormack, have an average of 26 years in the automotive industry. Additionally, all of our top executives are active in industry associations such as the Automotive Warehouse Distributors Association, Motor & Equipment Manufacturers Association, Automotive Aftermarket Industry Association and Automotive Aftermarket Suppliers Association, and serve on various boards, councils and industry action groups.

Our Business Strategy

Capitalize on Favorable Aftermarket Trends

We are focused on expanding our product lines and solidifying our position as a leading provider of automotive aftermarket brake, filtration and chassis parts in order to capitalize on several trends that are likely to affect growth and profitability positively in the aftermarket. The aftermarket has historically experienced stable growth rates, and the U.S. automotive aftermarket is forecast to grow by 4.5% in 2005. From 1995 to 2004, the North American light vehicle population experienced a compound annual growth rate of 2.1%, with stable growth in each year. Additionally, the markets for our primary products are expected to grow at higher rates than the overall aftermarket.

Focus on Operating Efficiency and Cash Flow Generation

From 2001 through 2003, we closed 13 facilities, sold two non-core businesses, reduced our workforce by approximately 10%, reduced the amount of real estate we owned or leased by 1.1 million square feet and improved working capital management, which allowed us to increase our manufacturing capacity utilization, improve our cost structure and enhance profitability. In 2004, we also identified several additional opportunities, including our strategic restructuring plan discussed elsewhere in this prospectus, to further reduce costs and improve profitability through rationalizing manufacturing operations and focusing on low-cost sourcing opportunities. In addition, new product designs utilizing less expensive parts, lighter weight materials and fewer components are expected to yield incremental cost savings for us. We believe that our focus on operating cost savings and achieving a high return on assets, combined with our relatively low capital expenditure requirements, will allow us to continue to generate free cash flow in the future.

Expand Foreign Sourcing Initiatives

We are expanding foreign sourcing in an effort to increase our share in certain markets and to generate cost savings. We have pursued low-cost foreign sourcing by serving as a distributor to foreign manufacturers, by increasing our production capacity in low-cost foreign countries, and through strategic supply arrangements, joint ventures or acquisitions. We believe that by leveraging our brand names and by sourcing lower-cost materials from other countries, we will be able to increase our market share in our value-priced line of products. We believe increasing our market share of these value-priced products will provide us with an opportunity to increase sales and profits. Additionally, in order to reduce our overall cost base, we will pursue opportunities to outsource our low-volume part numbers. We will continue to leverage our existing overseas facilities and relationships to lower our production costs.

Further Penetrate OES Markets

We intend to significantly grow our sales to OES customers over the next several years. Historically, most OES customers have been required by OEMs to purchase brake, filter and chassis components from OEM suppliers. However, dealers generally prefer to purchase from automotive aftermarket suppliers who can provide a greater variety of components at lower prices than OEM suppliers. Recently, many vehicle dealerships have begun providing "all-makes" service whereby dealerships will service a vehicle even if they do not sell the make or model being serviced. In these circumstances, OEMs cannot require their dealerships to purchase components exclusively from their suppliers, and therefore dealerships can choose to purchase components from aftermarket suppliers. To take advantage of this trend, we have significantly bolstered our sales effort to OES customers. We believe the volumes generated by OES customers will provide an opportunity to increase our sales and profitability.

The Acquisition

On July 8, 2004, Affinia, a newly-formed Delaware corporation controlled by affiliates of The Cypress Group L.L.C. ("Cypress"), entered into a stock and asset purchase agreement with Dana Corporation ("Dana"). The stock and asset purchase agreement provided for the acquisition by Affinia of all of the outstanding shares of capital stock of specified subsidiaries and certain assets consisting primarily of Dana's automotive aftermarket business operations (the "Acquisition"). The Acquisition was completed on November 30, 2004 for an aggregate purchase price of approximately $1.0 billion, consisting of $967 million in cash, a $13 million working capital loan and a seller note issued by Affinia Group Inc.'s indirect parent company, Affinia Group Holdings Inc., with a face value of $74.5 million, that had an estimated fair value, upon issuance, of $50 million. Pursuant to the amended stock and asset purchase agreement, the cash portion of the purchase price was increased by (i) $2.6 million as a purchase price adjustment for working capital and (ii) $12.7 million as a purchase price adjustment for closing cash, plus interest in each case, and reduced by $11.0 million, plus interest, to reflect the purchase by Dana of outstanding unpaid AutoZone account receivables reflected in the final closing date working capital.

In connection with the Acquisition, investment funds controlled by Cypress hold 61.3% of the common stock of Affinia Group Holdings Inc., which indirectly owns 100% of our common stock, and therefore Cypress controls us. The other investors in Affinia Group Holdings Inc. are affiliates of Ontario Municipal Employees Retirement Board, California State Teachers Retirement System, The Northwestern Mutual Life Insurance Company and Stockwell Capital. Although members of our Board of Directors and our senior management do not currently hold any of the common stock of Affinia Group Holdings Inc., we expect both groups will invest in our common stock in the future.

The Acquisition closed concurrently with the closing of the outstanding notes offering and the $475 million of senior credit facilities, consisting of a six-year $125 million revolving credit facility and a seven-year $350 million term loan. A $100 million receivables facility was also put in place at closing, of which $75 million was funded at closing.

The sources and uses of funds for the Acquisition and related transactions, consummated on November 30, 2004, are set forth in the table below. For a description of the purchase price adjustments and other provisions of the stock and asset purchase agreement, see "The Acquisition."

Sources		Uses
(Dollars in millions)
Revolving credit facility(1)	$—	Purchase price	$1,030
Term loan facility	350	Beck/Arnley capitalization(5)	25
Receivables facility(2)	75	Cash	38
Senior Subordinated Notes	300	Fees and expenses	49
Affinia Group Holdings Inc. seller note(3)	50
Working capital loan(4)	12
Equity contribution	355
Total sources	$1,142	Total uses	$1,142

(1)	Does not include $7.0 million of letters of credit that we issued under our $125.0 million revolving credit facility immediately following the closing date of the Acquisition.

(2)	The receivables facility provides for up to $100.0 million of funding, based on availability of eligible receivables. Because sales of receivables under the receivables facility depend on the availability of eligible receivables, the amount of available funding under this facility fluctuates over time. See "Description of Other Indebtedness—Receivables Facility."

(3)	The seller note was issued by our indirect parent company Affinia Group Holdings Inc. The issuer and the guarantors of the notes have no obligations with respect to the seller note. The seller note has a face amount of $74.5 million and had a fair value, upon issuance, of $50.0 million.

(4)	Short term working capital note paid to Dana on May 31, 2005.

(5)	We contributed $25 million of proceeds from the Acquisition to Beck/Arnley WorldParts Corp. ("Beck/Arnley"), our former foreign nameplate business, to fund its operating losses and other cash requirements. On March 31, 2005, we completed the legal sale of Beck/Arnley pursuant to a stock purchase agreement, dated March 31, 2005 between Affinia Group Inc. and Heritage Equity Group, Inc.

Ownership Structure

The chart below illustrates our ownership and corporate structure on a fully diluted basis.

(1)	The seller note was issued by our indirect parent company, Affinia Group Holdings Inc. The issuer and the guarantors of the notes have no obligations with respect to the seller note. The seller note has a face amount of $74.5 million and had an estimated fair value of $50 million at the closing of the Acquisition.

(2)	The guarantors of the outstanding notes will guarantee the exchange notes on the same basis and will also guarantee our senior credit facilities on a senior secured basis.

(3)	The receivables facility provides for up to $100 million of funding, based on availability of eligible receivables. Because sales of receivables under the receivables facility depend on the availability of eligible receivables, the amount of available funding under such facility fluctuates over time. See "Description of Other Indebtedness—Receivables Facility."

Strategic Restructuring Plan

We have initiated a strategic restructuring to take advantage of opportunities we previously identified but were unable to actively pursue as part of Dana due to resource constraints. The restructuring is focused on lowering costs and improving profitability through rationalizing manufacturing operations and expanding on low-cost sourcing opportunities. Such initiatives include producing chassis parts that were purchased from third parties and moving production of brake, filtration and chassis products to lower cost locations. We currently estimate that we will incur approximately $45 million of restructuring costs, of which $10 million represents non-cash costs. In addition, the company will incur approximately $10 million of capital expenditures to effect the restructuring initiatives through 2006.

As part of our restructuring program, on March 31, 2005 Affinia Group Inc. completed the legal sale of its subsidiary, Beck/Arnley, to Heritage Equity Group, Inc. pursuant to a stock purchase agreement. The contingent purchase price for the stock of Beck/Arnley was $5 million to be paid starting in the first quarter of 2006. Affinia Group Inc. also made a $3 million five year term loan to Beck/Arnley, bearing interest at nine percent per annum. In addition, the stock purchase agreement provided that all of the cash at Beck/Arnley, with the exception of $2 million, be retained by Beck/Arnley. As a result, we retained $17 million of cash that was previously held on the books of Beck/Arnley. In connection with the transaction, we recognized an after-tax loss on the sale of $15 million, in addition to the $2 million loss from operations in the first quarter of 2005. Due to Affinia Group Inc.'s $3 million working capital loan to Beck/Arnley and the contingent consideration, the transaction did not qualify as a sale under accounting rules and could not be presented as discontinued operations.

Our Sponsor

Cypress is a private equity investment firm managing more than $3.5 billion of capital. Cypress has an extensive track record of making growth-oriented investments in targeted industry sectors and building equity value alongside proven management teams. Selected investments made by Cypress include Cinemark, Inc.; Williams Scotsman, Inc.; WESCO International, Inc.; ClubCorp, Inc.; MedPointe Inc.; Montpelier Re Holdings, Ltd.; Republic National Cabinet Corp.; Catlin Group Ltd.; The Meow Mix Company; Financial Guaranty Insurance Company; Communications & Power Industries, Inc.; Cooper-Standard Automotive Inc.; Stone Canyon Entertainment Corporation; and Scottish Re Group Limited.

Affinia is a Delaware corporation. Our principal executive offices are located at 1101 Technology Drive, Suite 100, Ann Arbor, Michigan 48108. Our telephone number is (734) 827-5400. We also maintain a website at www.affiniagroup.com, which is not a part of this prospectus.

The Exchange Offer

In this prospectus, the term "outstanding notes" refers to the $300,000,000 principal amount of 9% Senior Subordinated Notes due 2014 that Affinia Group Inc. issued on November 30, 2004 in a private offering; the term "exchange notes" refers to the 9% Senior Subordinated Notes due 2014, as registered under the Securities Act of 1933, as amended (the "Securities Act"); and the term "notes" refers to the outstanding notes and the exchange notes collectively.

General	In connection with the private offering, Affinia Group Inc. and the guarantors of the outstanding notes entered into a registration rights agreement with the initial purchasers in which they agreed, among other things, to deliver this prospectus to you and to complete the exchange offer within 270 days after the date of original issuance of the outstanding notes. You are entitled to exchange in the exchange offer your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and

•	the liquidated damages provisions of the registration rights agreement will no longer be applicable.

The Exchange Offer	Affinia Group Inc. is offering to exchange $300,000,000 principal amount of its 9% Senior Subordinated Notes due 2014, which have been registered under the Securities Act, for any and all of its outstanding 9% Senior Subordinated Notes due 2014.

You may only exchange outstanding notes in integral multiples of $1,000.

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission (the "SEC") set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

Any holder of outstanding notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its outstanding notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling, dated available July 2, 1993, or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offer will expire at 12:00 a.m. midnight, New York City time, on October 28, 2005, unless extended by Affinia Group Inc. Affinia Group Inc. does not currently intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offer. Affinia Group Inc. will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	Each exchange offer is subject to customary conditions, which Affinia Group Inc. may waive. See "The Exchange Offer—Conditions to the Exchange Offer."

Procedures for Tendering Outstanding Notes	If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company ("DTC") and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC's Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer—Guaranteed Delivery Procedures."

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, Affinia Group Inc. and the guarantors of the notes will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no additional increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture, except Affinia Group Inc. and the guarantors of the notes will not have any further obligation to you to provide for the exchange and registration of the outstanding notes under the registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, Affinia Group Inc. and the guarantors of the notes do not currently anticipate that they will register the outstanding notes under the Securities Act.

Material United States Federal Income Tax Consequences	The exchange of outstanding notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See "United States Federal Income Tax Consequences of the Exchange Offer."

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offer. See "Use of Proceeds."

Exchange Agent	Wilmington Trust Company is the exchange agent for the exchange offer. The addresses and telephone numbers of the exchange agent are set forth in the section captioned "The Exchange Offer—Exchange Agent."

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Exchange Notes" section of this prospectus contains a more detailed description of the terms and conditions of the outstanding notes and the exchange notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuer	Affinia Group Inc.

Notes offered	$300 million aggregate principal amount of 9% Senior Subordinated Notes due 2014.

Maturity date	November 30, 2014.

Interest	The exchange notes will bear interest at an annual rate of 9% (calculated using a 360-day year).

Pursuant to the registration rights agreement, as the exchange offer was not consummated by August 27, 2005, additional interest began to accrue as of August 27, 2005 at a rate of 0.25% per annum for a period of 90 days, and an additional 0.25% shall begin to accrue at the beginning of each subsequent 90-day period for which the exchange offer is not consummated, provided that the additional interest in the aggregate shall not exceed the rate of 1.0% per annum. Additional interest will cease to accrue once the exchange offer is consummated.

Interest payment dates	We will pay interest on the exchange notes on May 30 and November 30 of each year.

Optional redemption	Prior to November 30, 2009, we have the option to redeem some or all of the exchange notes for cash at redemption prices equal to 100% of their principal amount plus the Applicable Premium (as defined in "Description of the Exchange Notes—Optional Redemption") plus accrued and unpaid interest to the redemption date. Except as stated previously and in the case of certain equity offerings by us, we cannot choose to redeem the exchange notes until November 30, 2009. At any one or more times after that date, we may choose to redeem some or all of the notes at certain specified prices, plus accrued and unpaid interest.

Ranking	The notes will be our unsecured senior subordinated obligations. The exchange notes and the guarantees will rank:

•	junior to all of our and the guarantors' existing and future senior indebtedness, including the indebtedness under our senior credit facilities;

•	equally with all of our and the guarantors' existing and future senior subordinated indebtedness; and

•	senior to all of our and the guarantors' existing and future subordinated indebtedness.

In addition, the exchange notes will be effectively subordinated to the existing and future liabilities of our non-guarantor subsidiaries.

As of June 30, 2005, (i) the senior subordinated notes and related guarantees would have ranked junior to approximately $348 million of senior indebtedness, (ii) we had an additional $118 million of unutilized capacity under our revolving credit facility (excluding an estimated $7 million of letters of credit) and (iii) our non-guarantor subsidiaries had approximately $2 million of indebtedness, excluding intercompany obligations, plus other liabilities, including trade payables, that would have been structurally senior to the notes.

Guarantees	The exchange notes will be unconditionally guaranteed by our parent, Affinia Group Intermediate Holdings Inc., and by certain of our current and future subsidiaries on a senior subordinated basis.

Our non-guarantor subsidiaries accounted for $430 million, or 40%, of our net sales (excluding non-guarantor subsidiaries' intercompany sales to Affinia Group Inc. and guarantors of $94 million) for the six months ended June 30, 2005, and $517 million, or 36%, of our assets and $168 million, or 16%, of our liabilities as of June 30, 2005, excluding all intercompany assets and liabilities.

Optional redemption after equity offerings	At any one or more times on or before November 30, 2007, we may choose to redeem up to 35% of the original aggregate principal amount of the notes with money raised in one or more equity offerings, as long as we pay 109% of the principal amount of the notes being redeemed, plus interest, and at least 65% of the original aggregate principal amount of the notes remain outstanding afterwards. See "Description of the Exchange Notes—Optional Redemption."

Change in control	Upon a change in control, we may be required to make an offer to purchase each holder's exchange notes at a price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of purchase.

Covenants	The indenture governing the notes contains covenants that limit what we (and certain of our subsidiaries) may do.

The indenture contains covenants that limit our ability to:

•	incur additional indebtedness or issue redeemable preferred stock;

•	pay dividends and repurchase our capital stock;

•	make investments;

•	enter into agreements that restrict dividends from subsidiaries;

•	sell assets;

•	enter into transactions with affiliates;

•	incur liens; and

•	engage in mergers or consolidations.

In addition, we will be obligated to offer to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase, in the event of certain asset sales.

These restrictions and prohibitions are subject to a number of important qualifications and exceptions. See "Description of the Exchange Notes—Certain Covenants."

No Public Market	The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchasers in their discretion at any time without notice.

Risk Factors

You should carefully consider all the information in this prospectus prior to exchanging your outstanding notes for exchange notes. In particular, we urge you to consider carefully the factors set forth under the heading "Risk Factors."

SUMMARY HISTORICAL FINANCIAL DATA

The financial statements referred to as the Successor financial statements include the consolidated financial statements of Affinia Group Intermediate Holdings Inc. and its subsidiaries.

The financial statements referred to as the Predecessor financial statements include historical combined financial data for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 to November 30, 2004 for the automotive aftermarket business of Dana. The information reflects our business as it historically operated within Dana, and includes certain assets and liabilities that we did not acquire or assume as part of the Acquisition. As a result, historical combined financial data included in this prospectus in Predecessor statements may not reflect what our actual financial position, results of operations and cash flows would have been had we operated as a separate, stand-alone company as of and for those periods presented.

The summary historical financial data for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 to November 30, 2004 have been derived from the audited combined financial statements of Predecessor, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The summary historical financial data as of December 31, 2004 and for the period from December 1, 2004 to December 31, 2004 have been derived from the audited consolidated financial statements of Affinia Group Intermediate Holdings Inc., which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The audited combined and consolidated financial statements as of December 31, 2003 and 2004 and for the periods from January 1, 2002 to December 31, 2002, from January 1, 2003 to December 31, 2003, from January 1, 2004 to November 30, 2004 and from December 1, 2004 to December 31, 2004, are included elsewhere in this prospectus.

The summary consolidated financial data presented below as of and for the six months ended June 30, 2004 and June 30, 2005 are derived from the unaudited condensed combined and consolidated financial statements and accompanying notes included elsewhere in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for such periods and as of such dates. Our results for interim periods are not necessarily indicative of our results for a full year's operations.

Certain Successor balance sheet items at December 31, 2004 and certain income statement and cash flow items for the period from December 1, 2004 through December 31, 2004 presented below have been restated. These items have been restated to reflect adjustments to the initial purchase price allocation and purchase accounting entries. There was no material income statement impact as a result of this restatement for any periods presented.

In addition to the above, the Predecessor's balance sheet at December 31, 2003, and the related statements of income and cash flows for the period from January 1, 2004 through November 30, 2004 and for the years ended December 31, 2003 and 2002 have been restated. The balance sheet has been restated to properly record $5 million of cash discounts not previously recorded. This resulted in an opening balance sheet adjustment, as of January 1, 2000, that reduced trade accounts receivables by $5 million with an additional $2 million to deferred taxes and $3 million to opening equity. The originally reported sales and net income for the period January 1, 2004 through November 30, 2004 have been increased by $1 million each as a result of this restatement for the Predecessor's accounting for cash discounts. This $1 million resulted from a change in the required reserve at November 30, 2004. There was no material income statement impact for any other periods presented.

Further information on the nature and impact of these adjustments is provided in Note 2, "Restatement of Financial Statements" to our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and Note 2 to our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2005 included in this prospectus.

You should read the following data in conjunction with "The Acquisition," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in this prospectus.

	Predecessor Restated			Successor Restated	Combined(1)	Predecessor	Successor
	Year Ended December 31,		January 1 to November 30,	December 1 to December 31,	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended June 30,
(Dollars in Millions)	2002	2003	2004	2004	2004	2004	2005
					(unaudited)	(unaudited)	(unaudited)
Statement of income data:(2)
Net sales	$2,058	$2,045	$1,950	$156	$2,106	$1,092	$1,076
Cost of sales	1,656	1,675	1,671	138	1,809	912	924
Gross profit	402	370	279	18	297	180	152
Selling, general and administrative expenses	247	249	232	21	253	129	131
Restructuring charges(3)	35	5	2	—	2	—	—
Loss on disposition of Beck/ Arnley	—	—	—	—	—	—	21
Operating profit (loss)	120	116	45	(3)	42	51	—
Other income, net	4	5	4	2	6	2	2
Interest expense	(5)	(3)	(2)	(5)	(7)	(1)	(27)
Income (loss) before taxes and minority interest	119	118	47	(6)	41	52	(25)
Income tax provision (benefit)	56	49	19	(2)	17	21	(10)
Minority interest	(1)	(2)	—	—	—	(1)	—
Income (loss) before effect of change in accounting	62	67	28	(4)	24	30	(15)
Effect of change of accounting, net of tax	(22)	—	—	—	—	—	—
Net income (loss)	$40	$67	$28	$(4)	$24	$30	$(15)

Statement of cash flows data:(4)
Net cash (used in) provided by:
Operating activities	$155	$115	$(7)	$3	$(4)	$(13)	$(2)
Investment activities	(22)	(37)	(37)	(1,018)	(1,055)	(26)	(42)
Financing activities	(120)	(70)	42	1,051	1,093	76	(2)

Other financial data:
Capital expenditures	$26	$44	$44	$3	$47	20	15
Depreciation	46	46	41	4	45	22	23
Ratio of earnings to fixed charges(5)	11.8x	12.8x	7.7x	—	4.2x	18.3x	0.1x
EBITDA(6)	147	165	90	3	92	74	25

As of June 30, 2005
Balance sheet data:
Cash and cash equivalents	$34
Total current assets	966
Total assets	1,449
Total current liabilities	399
Total non-current liabilities	669
Combined equity	381

(1)	The combined financial data for the year ended December 31, 2004 represents the conbined historical results of the Predecessor and Successor for the year ended December 31, 2004. Such information is provided for informational purposes only and does not purport to be indicative of the results which would have actually been attained had the Acquisition not occurred.

(2)	The originally reported sales and net income for the period January 1, 2004 to November 30, 2004 was $1,949 million and $27 million respectively. There was no material income statement impact for any other period presented as a result of the restatement. See Note 2 to the audited combined and consolidated financial statements included in this prospectus.

(3)	Our initial restructuring plan, which we initiated in 2001 and completed in 2003, included a reduction of our workforce, the closure of 13 facilities, the sale of two non-core businesses, a reduction in real estate and improvements in working capital management. Restructuring charges related to these efforts included severance, asset writedowns and related exit costs.

(4)	There was no material impact on the statement of cash flows for any other period presented as a result of the restatement. See Note 2 to the audited combined and consolidated financial statements included in this prospectus.

(5)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before taxes, minority interest and the effect of the change in accounting. Due to the loss for the period from December 1, 2004 to December 31, 2004, and for the six months ended June 30, 2005, the ratio coverage was less than 1x. The company would have had to generate additional earnings of $6 million and $25 million to have achieved a coverage of 1x for the period from December 1, 2004 to December 31, 2004, and for the six months ended June 30, 2005, respectively.

(6)	EBITDA, a measure used by management to analyze operating performance, is defined as net income plus interest expense, taxes, depreciation and amortization. However, EBITDA is not a recognized term under U.S. Generally Accepted Accounting Principles ("GAAP") and does not purport to be an alternative to net income as a measure of operating performance. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA, as presented above, is different from Adjusted EBITDA, which is used to determine compliance with covenants contained in our senior credit agreement and the indenture and is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations––Liquidity and Capital Resources."

The following table reconciles net income to EBITDA:

	Predecessor Restated			Successor Restated	Predecessor	Successor
	Year Ended December 31,		January 1 to November 30,	December 1 to December 31,	Six Months Ended June 30,	Six Months Ended June 30,
(Dollars in Millions)	2002	2003	2004	2004	2004	2005
Net income (loss)	$40	$67	$28	$(4)	$30	$(15)
Interest expense	5	3	2	5	1	27
Depreciation and amortization	46	46	41	4	22	23
Income tax	56	49	19	(2)	21	(10)
EBITDA	$147	$165	$90	$3	$74	$25

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before deciding to tender your outstanding notes in the exchange offer. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the exchange notes could decline or we may not be able to make payments of interest and principal on the exchange notes, and you may lose some or all of your investment.

Risks Related To The Exchange Offer

There may be adverse consequences if you do not exchange your outstanding notes.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the offering circular distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Summary—The Exchange Offer" and "The Exchange Offer" for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the outstanding amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to a reduction in liquidity.

Risks Related To Our Leverage

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital and, to the extent of our variable rate indebtedness, exposing us to interest rate risk.

We are highly leveraged. As of June 30, 2005, our total consolidated indebtedness was $660 million and we had $118 million of additional borrowings available under our revolving credit facility after giving effect to $7 million of letters of credit. In addition, $27 million of funding was outstanding under the receivables facility of which $17 million qualified for sale accounting. The following chart shows our level of indebtedness and certain other information as of June 30, 2005 (Dollars in Millions):

As of June 30, 2005
Revolving credit facilities(1)	$—
Term loan facility	348
Outstanding notes	300
Other debt(2)	12
Total indebtedness	$660
Off-balance sheet receivables facility(3)	17
Total	$677

(1)	Excludes $7 million of outstanding letters of credit. Our revolving loan facility provides commitments for up to $125 million of borrowings and matures in 2010.

(2)	Consists of working capital facilities at international locations of $2 million and $10 million in receivables financing.

(3)	Our off-balance sheet receivables facility provides for up to $100 million in funding based on eligible receivables.

Our high degree of leverage could have important consequences for the company, and therefore, for you, including the following:

•	It may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes on favorable terms or at all;

•	A substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and thus will not be available for other purposes, including our operations, capital expenditures and future business opportunities;

•	The debt service requirements of our other indebtedness could make it more difficult for us to make payments on the notes;

•	It may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	It may restrict our ability to make strategic acquisitions or cause us to make non-strategic divestitures; and

•	We may be more vulnerable than a less leveraged company to a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

At June 30, 2005, we had $348 million of senior secured debt with floating rates and $27 million of sales of receivables under our receivables facility which is based on a floating rate index. A one percent increase in the average interest rate for our floating rate debt would increase future interest expense by approximately $4 million per year.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The senior credit agreement and the indenture under which the exchange notes will be issued will contain a number of significant covenants that, among other things, restrict our ability to:

•	incur additional indebtedness or issue redeemable preferred stock;

•	pay dividends and repurchase our capital stock;

•	make investments;

•	enter into agreements that restrict dividends from subsidiaries;

•	sell assets;

•	enter into transactions with our affiliates;

•	incur liens; and

•	engage in mergers or consolidations.

In addition, under the senior credit agreement, we are required to satisfy specified financial ratios and tests. Our ability to comply with those provisions may be affected by events beyond our control, and we may not be able to meet those ratios and tests. The breach of any of these covenants could result in a default under the senior credit agreement and the lenders could elect to declare all amounts borrowed under the senior credit agreement, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. Borrowings under the senior credit facilities are senior in right of payment to the exchange notes. In addition, substantially all of our domestic tangible and intangible assets (other than receivables sold to our receivables subsidiary in connection with our receivables facility) and a portion of the stock of certain of our foreign subsidiaries has been pledged as collateral pursuant to the terms of the senior credit agreement. If any of our secured indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and the exchange notes.

Risks Related to Our Business

We are subject to increasing pricing pressure from import activity, particularly from China.

Price competition from automotive aftermarket manufacturers particularly based in China and other locations with lower production costs have historically played a role and may play an increasing role in the aftermarket sectors in which we compete. Pricing pressures have historically been more prevalent with respect to our brake and chassis products than our other products. While aftermarket manufacturers in these locations have historically competed primarily in markets for less technologically advanced products and manufactured a limited number of products, they are expanding their manufacturing capabilities to produce a broad range of lower cost, higher quality products and provide an expanded product offering. In the future, competitors in Asia may be able to effectively compete in our premium markets and produce a wider range of products which may force us to move additional manufacturing capacity offshore and/or lower our prices, reducing our margins and/or decreasing our net sales.

The shift in demand from premium to economy brands may force us to produce value products at the expense of premium products, forcing us to lower our prices, thereby reducing our margins and decreasing our net sales.

We estimate that a majority of our net sales are currently derived from products we consider to be premium products and this number has been declining. There has been, and may continue to be, a shift in demand from premium products, on which we can generally command premium pricing and generate enhanced margins, to value products. If such a trend continues, we may be forced to expand our production and/or purchases of value products at competitive prices. In addition, we could be forced to further reduce our prices to remain competitive, in which case our margins will decrease unless we make corresponding reductions in our cost structure.

Our business would be materially and adversely affected if we lost any of our largest customers.

For the year ended December 31, 2004, approximately 23% and 9% of our gross sales were to NAPA and CARQUEST, respectively. To compete effectively, we must continue to satisfy these and other customers' pricing, service, technology and increasingly stringent quality and reliability requirements. Additionally, our revenues may be affected by decreases in NAPA's or CARQUEST's business or market share. Consolidation among our customers may also negatively impact our business. We cannot provide any assurance as to the amount of future business with these or any other customers. While we intend to continue to focus on retaining and winning these and other customers' business, we may not succeed in doing so. Although business with any given customer is typically split among numerous contracts, the loss of, or significant reduction in purchases by, one of those major customers could materially and adversely affect our business, results of operations and financial condition.

During June 2004, AutoZone terminated its relationship with us. We believe this was primarily due to our decision not to participate in its consignment inventory program known as pay-on-scan. Since we have not replaced this business with business from new and existing customers our profitability has been diminished. In 2003, AutoZone accounted for $67 million of our net sales and was our fourth largest customer. We have not been able to, and we cannot assure you that we will be able to, replace the AutoZone business with business from new or existing customers.

Our historical and pro forma financial information may not be representative of our results as a separate, stand-alone company.

Our historical and pro forma financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented, or what our results of operations, financial position and cash flows will be in the future. This is because:

•	we have made certain adjustments and allocations since Dana did not account for us as, and we were not operated as, a single, stand-alone business for the periods presented; and

•	the information does not reflect certain changes that will occur in our operations as a result of our separation from Dana.

Accordingly, our historical results of operations may not be indicative of our future operating or financial performance. If our expenses as a stand-alone entity are greater than we expect, our results of operations would be negatively impacted. For additional information, see "Summary Historical Financial Data," "Unaudited Pro Forma Combined Financial Information," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Increasing costs for manufactured components, raw materials, crude oil and energy prices may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. Materials comprise the largest component of our costs, representing 42% of the costs of our total net sales in 2004. We have recently experienced significant price increases in our crude oil, raw steel and steel-related component purchases. Further increases in the price of these items could further materially increase our operating costs and materially adversely affect our profit margins. In addition, in connection with passing through steel and other raw material price increases to our customers, there has typically been a delay of up to several months in our ability to increase prices, which has temporarily impacted profitability. For example, although we began implementing price increases with customers in June 2004 to pass through the increases in steel costs that we began experiencing in the beginning of 2004, delays in implementing these increases resulted in a deterioration of our margins and profitability. In the future, it may be difficult to pass further price increases on to our customers, especially if we experience additional cost increases soon after implementing price increases. In addition, we have experienced longer than typical lead times in sourcing some of our steel-related components and certain finished products, which caused us to buy from non-preferred vendors at higher costs.

We may experience difficulties operating as a stand-alone company.

We historically operated as part of Dana and may experience difficulties operating as a stand-alone company. The costs we incur as a stand-alone entity, particularly our general corporate overhead costs, may be greater than we currently expect. In connection with the Acquisition, we entered into transition services agreements with Dana. While Dana is contractually obligated to provide us with certain transitional services, we cannot assure you that these services will be sustained at the same level as when we were a part of Dana or that we will obtain the same benefits as these arrangements were negotiated in the overall context of the Acquisition. Also, we cannot assure you that, after the expiration of these various arrangements, we will be able to replace the transitional services in a timely manner or on terms and conditions, including cost, as favorable as those we received from Dana.

Additionally, the materiality threshold used by Dana in its review and oversight of our business is no longer applicable to us as a stand-alone company. As a stand-alone company, we will be changing certain corporate oversight and financial control policies. The effectiveness of our corporate oversight and financial policies has not been proven.

We may not be able to achieve the cost savings that we expect from the restructuring of our operations.

Although we expect to realize cost savings as a result of our strategic restructuring plan, we may not be able to achieve the level of benefits that we expect to realize or we may not be able to realize these benefits within the timeframes we currently expect. We are currently rationalizing certain manufacturing operations in order to alleviate redundant capacity and reduce our cost basis. This restructuring will involve the movement of North American production to South America and Asia. Our ability to achieve these cost savings could be affected by a number of factors. Since our restructuring efforts will focus on increasing our international presence, they will exacerbate the risks described below relating to our non-U.S. operations. Changes in the amount, timing and character of charges related to the restructuring, failure to complete or a substantial delay in completing the restructuring and planned divestitures or the receipt of lower proceeds from such divestitures than currently is anticipated could have a material adverse effect on us.

As a result of the consolidation driven by improved logistics and data management, distributors have reduced their inventory levels, which has reduced and could continue to reduce our sales.

Warehouse distributors have consolidated through acquisition and drained off inventories, while streamlining their own distribution systems through more timely deliveries and better data management. The corresponding reduction in purchases by distributors negatively impacted our sales. Further consolidation could have a similar adverse impact on our sales.

If the automotive aftermarket adopts practices such as pay-on-scan programs and expansion of return policies, our cash flow and results of operations could be harmed.

Some customers in the automotive aftermarket are pursuing ways to shift their costs of working capital. For example, our fourth largest customer in 2003, AutoZone, has publicly stated that it is pursuing a consignment inventory program known as pay-on-scan whereby suppliers retain title to inventory until the inventory is eventually sold. Under such a program, we would not record a sale until our customer sells our product and our receipt of payment for such sales would typically be delayed for a specified period until after the sale was made. We have declined to participate in this program, even though some of our competitors do so. We believe AutoZone's termination of its relationship with us in 2004 was primarily based on our decision not to participate in this pay-on-scan program. If the pay-on-scan program or a similar program is pursued by other customers, we may be asked to participate in such programs with our customers or extend more favorable terms to them. If this were to occur, we may lose these customers and our net sales and cash flow may be adversely affected.

We are also subject to returns from customers, some of which may manage their excess inventory through returns. Arrangements with customers typically include provisions that permit them to return specified levels of their purchases. Returns have historically represented approximately 3% of our sales. If returns from our customers significantly increase, our profitability may be adversely affected.

We are subject to other risks associated with our non-U.S. operations.

We have significant manufacturing operations outside the United States, including joint ventures and other alliances. Our operations are located in 17 countries and we export to several other countries. In 2004, approximately 34% of our net sales originated outside the United States. Risks are inherent in international operations, including:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	changes in local economic conditions;

•	changes in laws and regulations;

•	exposure to possible expropriation or other government actions; and

•	unsettled political conditions and possible terrorist attacks against American interests.

These and other factors may have a material adverse effect on our international operations or on our business, results of operations and financial condition. For example, in 2003, we experienced net foreign exchange losses of $6 million due to currency fluctuations. Future years may result in similar losses depending on foreign currency fluctuations outside of our control.

We may incur material losses and costs as a result of product liability and warranty and recall claims that may be brought against us.

We may be exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.

In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of that product if the defect or the alleged defect relates to automotive safety. Our costs associated with providing product warranties could be material. Product liability, warranty and recall costs may have a material adverse effect on our business, results of operations and financial condition. Our insurance may not be sufficient to cover such costs.

Dana is contractually obligated to indemnify us for specified liabilities, including, among others, (1) liabilities arising out of legal proceedings commenced prior to the Acquisition and (2) liabilities for death, personal injury or other injury to persons (including, but not limited to, such liabilities that result from human exposure to asbestos) or property damage occurring prior to the Acquisition relating to the use or exposure to any of Dana's products designed, manufactured, served or sold by Dana. If Dana fails to honor its contractual obligations to indemnify us (due to an inability to pay or otherwise), we may be found to be directly liable. We do not know whether any insurance that may have been maintained by Dana will cover the costs for which Dana is contractually obligated to indemnify us. In addition, if Dana is unable or unwilling to pay settlements or judgments, claims may be brought against us that historically have been asserted only against Dana and other current or former manufacturers of automotive products, not including us. The failure of Dana to honor its indemnification obligations could adversely affect our financial condition and results of operations. See "The Acquisition."

We are subject to costly regulation, particularly in relation to environmental, health and safety matters, which could adversely affect our business and results of operations.

We are subject to a substantial number of costly regulations. In particular, we are required to comply with frequently changing and increasingly stringent requirements of federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries, including those governing emissions to air, discharges to air and water, and the creation and emission of noise and odor; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties and occupational health and safety. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims, or costs to upgrade or replace existing equipment, as a result of violations of or liabilities under environmental, health and safety laws or non-compliance with environmental permits required at our facilities. In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations. Because some environmental laws can impose joint and several liability for the entire cost of cleanup upon any of the current or former owners or operators, regardless of fault, we could become liable for investigating and/or remediating contamination at these properties if contamination requiring such activities is discovered in the future. We cannot assure you that we have been, or will at all times be, in complete compliance with all environmental requirements, or that we will not incur material costs or liabilities in connection with these requirements in excess of amounts we have reserved. In addition, environmental requirements are complex, change frequently and have tended to become more stringent over time. These requirements may change in the future in a manner that could have a material adverse effect on our business, results of operations and financial condition. We have made and will continue to make expenditures to comply with environmental requirements. These requirements, responsibilities and associated expenses and expenditures, if they continue to increase, could have a material adverse effect on our business and results of operations. While our costs to defend and settle claims arising under environmental laws in the past have not been material, we cannot assure you that this will remain so in the future. For more information about our environmental compliance and potential environmental liabilities, see "Business—Environmental Matters" and "Business—Legal Proceedings."

Increased crude oil and energy prices could reduce global demand for and use of automobiles and increase our costs, which could have an adverse effect on our profitability.

Material increases in the price of crude oil have, historically, been a contributing factor to the periodic reduction in the global demand for and use of automobiles. A significant increase in the price of crude oil could reduce global demand for and use of automobiles and shift customer demand away from larger cars and light trucks (including SUVs), which we believe have more frequent replacement intervals for our products, which could have an adverse effect on our profitability. Further, as higher gasoline prices result in a reduction in discretionary spending for auto repair by the end users of our products, our results of operations have been, and could continue to be, impacted.

Our operations would be adversely affected if we are unable to purchase raw materials, manufactured components or equipment from our suppliers.

Because we purchase from suppliers various types of raw materials, finished goods, equipment and component parts, we may be materially and adversely affected by the failure of those suppliers to perform as expected. This non-performance may consist of delivery delays or failures caused by production issues or delivery of non-conforming products. The risk of non-performance may also result from the insolvency or bankruptcy of one or more of our suppliers. Our suppliers' ability to supply products to us is also subject to a number of risks, including availability of raw materials, such as steel, destruction of their facilities or work stoppages. In addition, our failure to promptly pay, or order sufficient quantities of inventory from, our suppliers may increase the cost of products we purchase or may lead to suppliers refusing to sell products to us at all. Our efforts to protect against and to minimize these risks may not always be effective.

Work stoppages or similar difficulties could significantly disrupt our operations.

As of June 30, 2005, approximately 2% of our U.S. and 28% of our non-U.S. employees were represented by unions. It is possible that our workforce will become more unionized in the future. We may be subject to work stoppages and may be affected by other labor disputes. A work stoppage at one or more of our plants may have a material adverse effect on our business. Unionization activities could also increase our costs, which could have an adverse effect on our profitability.

Additionally, a work stoppage at one of our suppliers could adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers also could result in reduced demand for our products.

Our intellectual property portfolio is subject to legal challenges.

We have developed and actively pursue developing a considerable amount of proprietary technology in the automotive industry and rely on intellectual property laws and a number of patents to protect such technology. In doing so, we incur ongoing costs to enforce and defend our intellectual property. We also face increasing exposure to the claims of others for infringement of intellectual property rights. We cannot assure you that we will not incur material intellectual property claims in the future or that we will not incur significant costs or losses related to such claims. We also cannot assure you that our proprietary rights will not be invalidated or circumvented.

We may not be able to successfully respond to changing distribution channels for aftermarket products.

Major aftermarket retailers, such as AutoZone and Advance Auto Parts, are attempting to increase their commercial sales by selling directly to automotive parts installers in addition to individual consumers. These installers have historically purchased from local warehouse distributors and jobbers, who are our more traditional customers. We cannot assure you that we will be able to maintain or increase aftermarket sales through increasing our sales to retailers.

Our success depends in part on our development of improved products, and our efforts may fail to meet the needs of customers on a timely or cost-effective basis.

Our continued success depends on our ability to maintain advanced technological capabilities, machinery and knowledge necessary to adapt to changing market demands as well as to develop and commercialize innovative products. We cannot assure you that we will be able to develop new products as successfully as in the past or that we will be able to keep pace with technological developments by our competitors and the industry generally. In addition, we may develop specific technologies and capabilities in anticipation of customers' demands for new innovations and technologies. If such demand does not materialize, we may be unable to recover the costs incurred in such programs. If we are unable to recover these costs or if any such programs do not progress as expected, our business, financial condition or results of operations could be materially adversely affected.

The introduction of new and improved products and services may reduce our future sales.

Improvements in technology and product quality may extend the longevity of automotive parts and delay automotive aftermarket sales. In particular, in our oil filter business the introduction of oil change indicators and the use of synthetic motor oils may extend oil filter replacement cycles. The introduction of electric, fuel cell and hybrid automobiles may pose a long-term risk to our business because these vehicles may alter demand for our primary product lines. In addition, the introduction by OEMs of increased warranty and maintenance service initiatives, which are gaining popularity, have the potential to decrease the demand for our products in the traditional and retail sales channels.

Cypress controls us and may have conflicts of interest with us or you in the future.

Cypress beneficially owns 61.3% of the outstanding shares of our common stock. As a result, Cypress has control over our decisions to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders or noteholders believe that any such transactions are in their own best interests. For example, Cypress could cause us to make acquisitions that increase the amount of indebtedness that is secured or senior to the notes or sell revenue-generating assets, impairing our ability to make payments under the exchange notes.

Additionally, Cypress is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. So long as Cypress continues to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, it will continue to be able to strongly influence or effectively control our decisions.

Risks Related To The Exchange Notes

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The senior credit facilities and the indenture under which the exchange notes will be issued restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due. See "Description of Other Indebtedness—Senior Credit Facilities" and "Description of the Exchange Notes."

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our indenture do not fully prohibit us or our subsidiaries from doing so. Our revolving credit facility provides commitments of up to $125 million, $118 million of which were available for future borrowings as of June 30, 2005, net of $7 million in letters of credit. Our receivables facility provides for sales of receivables of up to $100 million of funding, based on availability of eligible receivables. As of June 30, 2005, $27 million of funding was outstanding under our receivables facility. All of those borrowings were senior to the exchange notes and the guarantees of the exchange notes by our subsidiary guarantors. If we incur any additional indebtedness that ranks equally with the exchange notes, the holders of that debt will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Your right to receive payments on the exchange notes will be junior to all of Affinia Group Inc.'s and the guarantors' senior indebtedness, including Affinia Group Inc.'s and the guarantors' obligations under the senior credit facilities and other existing and future senior debt.

The exchange notes will be general unsecured obligations that will be junior in right of payment to all our existing and future senior indebtedness. The guarantees will be general unsecured obligations of the guarantors that will be junior in right of payment to all of the applicable guarantor's existing and future senior indebtedness.

Affinia Group Inc. and the guarantors may not pay principal, premium, if any, interest or other amounts on account of the notes or the guarantees in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under the senior credit facilities, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, Affinia Group Inc. or the guarantors may not be permitted to pay any amount on account of the notes or the guarantees for a designated period of time.

Because of the subordination provisions in the notes and the guarantees, in the event of a bankruptcy, liquidation or dissolution of Affinia Group Inc. or any guarantor, Affinia Group Inc.'s or the guarantor's assets will not be available to pay obligations under the notes or the applicable guarantee until Affinia Group Inc. or the guarantor has made all payments on its respective senior indebtedness. Affinia Group Inc. and the guarantors may not have sufficient assets after all these payments have been made to make any payments on the notes or the applicable guarantee, including payments of principal or interest when due.

As of June 30, 2005, we had $348 million of senior secured debt. The indenture permits the incurrence of substantial additional indebtedness, including senior debt, by Affinia Group Inc. and our restricted subsidiaries in the future. Additionally, to the extent our subsidiaries sell receivables in connection with our receivables facility, amounts received in respect of those receivables will not be available to make payments in respect of the senior subordinated notes. As of June 30, 2005, $27 million of funding was outstanding under our receivables facility.

Your right to receive payments on the exchange notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the exchange notes and our guarantors' obligations under their guarantees of the notes are unsecured, but our obligations under our senior credit facilities and each guarantor's obligations under their respective guarantees of the senior credit facilities are secured by a security interest in substantially all of our domestic tangible and intangible assets (other than receivables sold to our securitization subsidiary in connection with a permitted securitization) and a portion of the stock of certain of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our senior credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the exchange notes, even if an event of default exists under the indenture under which the exchange notes will be issued. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the exchange notes, then that guarantor will be released from its guarantee of the exchange notes automatically and immediately upon such sale. In any such event, because the exchange notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. Additionally, to the extent our subsidiaries sell receivables pursuant to our receivables facility, payments made in respect of those interests will not be available to make payments in respect of the exchange notes. See "Description of Other Indebtedness."

As of June 30, 2005, we had $348 million of senior secured debt. Additionally, any borrowings under our $125 million revolving credit facility, $118 million of which was available, net of $7 million of letters of credit, is senior secured indebtedness. The indenture permits the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness. Additionally, as of June 30, 2005, our non-guarantor receivables subsidiary had $27 million of funding outstanding under our receivables facility.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries and some of our U.S subsidiaries because they will not guarantee the exchange notes.

The exchange notes will not be guaranteed by any of our non-U.S. subsidiaries or certain other U.S. subsidiaries. Accordingly, claims of holders of the exchange notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the exchange notes.

In addition, the equity interests of other equity holders in any non-wholly owned non-guarantor subsidiary in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

Our non-guarantor subsidiaries accounted for $430 million, or 40%, of our net sales (excluding non-guarantor subsidiaries' intercompany sales to Affinia Group Inc. and the guarantors of $94 million), and $517 million, or 36%, of our assets (excluding non-guarantor subsidiaries' net intercompany receivables from the guarantors of $27 million) and $168 million, or 16%, of our liabilities as of and for the six months ended June 30, 2005.

If we default on our obligations to pay our other indebtedness we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under our senior credit facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our senior credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our senior credit facilities to avoid being in default. If we breach our covenants under our senior credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior credit facilities, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See "Description of Other Indebtedness—Senior Credit Facilities" and "Description of the Exchange Notes."

Affinia may not be able to repurchase the exchange notes upon a change of control.

Upon the occurrence of specific kinds of change-of-control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of their principal amount, plus accrued and unpaid interest, unless such exchange notes have been previously called for redemption. We may not have sufficient financial resources to purchase all of the exchange notes that are tendered upon a change-of-control offer. The occurrence of a change of control could also constitute an event of default under our senior credit facilities. Our senior credit facilities will prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders under the senior credit facilities, but may not be able to do so. See "Description of the Exchange Notes—Change of Control."

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the exchange notes.

The issuance of the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if any of the guarantors received less than reasonably equivalent value or fair consideration in return for issuing a guarantee, and one of the following is also true:

•	Affinia Group Inc. or any of the guarantors was insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

•	payment of the consideration left any of the guarantors with an unreasonably small amount of capital to carry on the business; or

•	Affinia Group Inc. or any of the guarantors intended to, or believed that it would, incur debts beyond its ability to pay as they mature.

If a court were to find that the issuance of a guarantee was a fraudulent conveyance, the court could void the payment obligations under such guarantee or further subordinate such guarantee to presently existing and future indebtedness of such guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the exchange notes.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors' other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the applicable guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor's other debt or take other action detrimental to the holders of the notes.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

We are offering the exchange notes to the holders of the outstanding notes. The outstanding notes were offered and sold in November 2004 to institutional investors and are eligible for trading in the PORTAL market.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market with respect to the exchange notes. However, these initial purchasers are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes.

Risks related to Controls and Procedures

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business or operating results.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to achieve and maintain adequate internal controls, our business and operating results could be adversely affected.

We are beginning to evaluate how to document and test the effectiveness of our internal control over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which, beginning with our annual report for calendar year 2006, will require, among other things, our management to assess and report on annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on our assessment and the effectiveness of our internal control over financial reporting.

As more fully described in Notes 2, 5 and 22 to our audited consolidated financial statements as of December 31, 2004 and in Notes 2 and 13 to our unaudited interim consolidated financial statements as of June 30, 2005 included in this prospectus, we have restated our audited consolidated financial statements as of December 31, 2004 and our unaudited interim consolidated financial statements as of March 31, 2005 for the following:

•	The purchase accounting related to the Acquisition to correct various opening balance sheet accounts with offsetting entries to goodwill and intangible assets; a cash discounts reserve to reflect the reserve established by the Predecessor in connection with their restatement; the value of assets contributed to the business; and, in the statement of cash flows, the presentation of non-cash transactions;

•	The financial information included in the guarantor and non guarantor footnote to correct for the use of the equity method of accounting, rather than the cost method;

•	The classification of the loss on disposition of Beck/Arnley as of March 31, 2005 to reflect it as a loss from continuing operations; and

•	The loss on disposition of Beck/Arnley as of March 31, 2005 to include an additional loss identified during our analysis of inter-company accounts.

A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As of December 31, 2004, March 31, 2005 and June 30, 2005, we did not have effective controls over the recording of purchase accounting and we did not have adequate resources to allow sufficient time for review and supervision over the application of generally accepted accounting principles in connection with the initial recording of purchase accounting entries, which failed to identify adjustments needed to record the purchase accounting entries related to the Acquisition. This control deficiency resulted in misstatements to our financial statements, requiring the restatements described above, as well as adjustments to the unaudited interim consolidated financial statements as of June 30, 2005. In connection with the restatements, we have adjusted various opening balance sheet accounts with offsetting entries to goodwill and intangible assets and, in the statement of cash flows, the capital contribution and proceeds from long-term debt. These adjustments, which did not have a material income statement impact, are more fully described in Note 2 to the audited consolidated financial statements as of December 31, 2004 and Note 2 to the unaudited interim consolidated financial statements as of June 30, 2005.

As of December 31, 2004, March 31, 2005 and June 30, 2005, we did not maintain effective controls over the recording and review of our disclosures in our subsidiary guarantors and non guarantors footnote to ensure the disclosures were presented as required by generally accepted accounting principles. This control deficiency resulted in the misstatement of our disclosures and the restatement of the subsidiary guarantors and non-guarantors footnote to our December 31, 2004 audited financial statements and to our March 31, 2005 unaudited interim consolidated financial statements, as well as adjustments to the subsidiary guarantors and non guarantors footnote to the unaudited interim consolidated financial statements as of June 30, 2005. There was no income statement impact to the consolidated December 31, 2004 audited financial statements nor to the March 31, 2005 unaudited interim consolidated financial statements as a result of restating these disclosures.

As of December 31, 2004, March 31, 2005 and June 30, 2005, we did not have effective controls over the recording and reporting of non-routine, complex transactions and did not have adequate resources to allow sufficient time for review and supervision over reporting of non-routine, complex transactions in accordance with generally accepted accounting principles. In our March 31, 2005 unaudited interim consolidated financial statements we classified and reported the operating results of Beck/Arnley and the loss on disposition of Beck/Arnley as discontinued operations. We have restated our March 31, 2005 unaudited interim consolidated financial statements to classify the loss on disposition of Beck/Arnley in continuing operations, as well as recorded an adjustment to the unaudited interim consolidated financial statements as of June 30, 2005, because we have determined that the transaction should not have been presented as a discontinued operation due to the working capital loan and the contingent consideration received for the sale.

As of December 31, 2004 and March 31, 2005, we did not maintain effective control over reconciliation and adjustment of our inter-company accounts. More specifically, subsequent to the issuance of the quarterly financial statements for March 31, 2005, we identified a control deficiency in the operation of our internal controls and procedures related specifically to our failure to properly reconcile and adjust intercompany account balances relating to the March 31, 2005 Beck/Arnley disposition prior to the preparation of the Company's unaudited interim consolidated financial statements as of March 31, 2005. This control deficiency resulted in misstatements to our loss on the disposition of Beck/Arnley and accounts receivable, which required restatement of our March 31, 2005 unaudited interim consolidated financial statements, as well as adjustments to our unaudited interim consolidated financial statements as of June 30, 2005.

As discussed above, these control deficiencies resulted in either the restatement of the Company's audited financial statements as of December 31, 2004 and/or the Company's unaudited financial statements as of March 31, 2005 and/or adjustments to the unaudited interim consolidated financial statements as of June 30, 2005. Additionally, each of these control deficiencies could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that each of the above described control deficiencies constitutes a material weakness in our internal control over financial reporting.

The restatement of the predecessor financial statements for the years ended December 31, 2002 and 2003 and the eleven month period ended November 30, 2004 to record a cash discount reserve required under generally accepted accounting principles did not result in a material change to the financial statements of any year. Accordingly, because management concluded that there was no material misstatement as a result of this control deficiency, management has determined that this control deficiency constituted a significant deficiency in our internal control over financial reporting.

In order to respond to the different corporate financial staffing demands brought about by our separation from Dana and in connection with our development as a newly separate, stand-alone entity, our management significantly increased the corporate office financial staff from three former Dana employees to a staff of twenty persons as of June 30, 2005. With respect to the control deficiency with regard to the reconciliation and adjustment of our inter-company accounts, we adopted a detailed work plan to ensure that inter-company accounts were reconciled and adjusted on a timely basis. Also, we dedicated additional corporate financial staff to the process of reconciling the inter-company accounts. We have completed the process to verify the adequacy of the measures taken and to ensure that these measures have addressed this control deficiency with regard to our inter-company accounts.

In addition, we are in the process of developing a plan to remediate the other material weaknesses in our internal control over financial reporting discussed above. Several elements of our plan can only be accomplished over time. In connection with our efforts, we plan to hire additional professionals to strengthen our accounting function. These professionals would all be located at our headquarters. In the event that our efforts to improve our internal control over our financial reporting and our remediation of the control deficiencies noted above are not fully effective, we may experience significant deficiencies or material weaknesses, which could result in material misstatements in our financial statements or cause us to fail to meet our reporting obligations.

Any system of internal controls, no matter how well designed or implemented, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes to conditions, or that the degree of compliance with the policies or procedures may deteriorate.

To achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002 prior to December 31, 2006, we are also in the process of performing the system and process evaluation, testing and remediation, if any, required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If we are not able to implement the requirements of Section 404 in a timely manner or are not able to successfully address any control deficiencies in our internal control over financial reporting, our ability to report our financial results in a timely and accurate manner may be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts," or future or conditional verbs, such as "will," "should," "could" or "may," and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends and data are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, we cannot assure you that these expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading "Risk Factors."

As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others: our substantial leverage; limitations on flexibility in operating our business contained in our debt agreements; pricing pressure; the shift in demand from premium to economy brands; our dependence on our largest customers; increasing costs for manufactured components, raw materials, crude oil and energy prices; our transformation to a separate, stand-alone company; our ability to achieve cost savings from planned restructuring; the consolidation of distributors; "pay-on-scan" programs and expansion of return polices; risks associated with our non-U.S. operations; product liability and customer warranty and recall claims; changes to environmental and automotive safety regulations; non-performance by, or insolvency of, our suppliers; the threat of work stoppages and other labor disputes; challenges to our intellectual property portfolio; and changing distribution channels. There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

THE ACQUISITION

General

On July 8, 2004, Affinia entered into a stock and asset purchase agreement (as amended, the "Stock and Asset Purchase Agreement") with Dana. The Stock and Asset Purchase Agreement provided for the acquisition by Affinia of all of the outstanding shares of capital stock of specified subsidiaries and assets consisting primarily of Dana's automotive aftermarket business operations for a purchase price of approximately $1.0 billion in cash, consisting of $967 million in cash, a $13 million working capital loan and a note issued by Affinia's indirect parent company, and the assumption of specified liabilities related to Dana's automotive aftermarket business. The note was issued by Affinia Group Holdings Inc. and had an estimated fair value, upon issuance, of $50 million and a face amount of $74.5 million. We refer to the acquisition by Affinia of this automotive aftermarket business from Dana as the "Acquisition."

Pursuant to the Stock and Asset Purchase Agreement, the cash portion of the purchase price was increased by (i) $2.6 million as a purchase price adjustment for working capital, (ii) $12.7 million as a purchase price adjustment for closing cash, plus interest in each case, and reduced by $11.0 million, plus interest, to reflect the purchase by Dana of outstanding unpaid AutoZone account receivables reflected in the final closing date working capital.

In connection with the Acquisition, investment funds controlled by Cypress, as well as other co-investors Ontario Municipal Employees Retirement Board, California State Teachers Retirement System, The Northwestern Mutual Life Insurance Company and Stockwell Capital, contributed $355 million in the aggregate to Affinia Group Holdings Inc.

The Stock and Asset Purchase Agreement

The Stock and Asset Purchase Agreement contained representations, warranties and covenants by Dana and Affinia that were customary for a transaction of this nature. Pursuant to the Stock and Asset Purchase Agreement, Affinia and its affiliates acquired assets of Dana that were primarily related to or used primarily in the automotive aftermarket group business as conducted by Dana and agreed to assume specified liabilities primarily related to Dana's automotive aftermarket business. Notwithstanding the general assumption of liabilities, Affinia did not assume the following liabilities of Dana related to the acquired businesses (collectively, the "Excluded Liabilities"):

•	indebtedness for borrowed money outstanding prior to the closing date of the Acquisition;

•	liabilities for injury or damages occurring prior to the closing of the Acquisition relating to or arising from use or exposure to any products designed, manufactured, sold or serviced, or services performed, by Dana;

•	liabilities arising from or relating to actual or alleged human exposure to asbestos or asbestos-containing materials in any products manufactured, sold or serviced, or services performed, prior to the closing of the Acquisition;

•	liabilities to the extent arising out of legal proceedings commenced prior to the closing of the Acquisition relating to or arising out of our business or any company acquired pursuant to the Acquisition;

•	liabilities relating to, arising out of or resulting from any actual or alleged human exposure occurring prior to the closing to asbestos or asbestos-containing materials at any property or facility currently or formerly owned, leased, operated or used in connection with our business;

•	liabilities with respect to the real property currently or formerly owned, leased or used by Dana other than the owned or leased real property acquired by us in the Acquisition, including liabilities under environmental laws to the extent relating to property other than owned or leased real property acquired in the Acquisition; and

•	liabilities relating to the disposal, prior to the closing of the Acquisition, of hazardous materials generated or otherwise originating at the owned or leased real property acquired in the transaction at or to a location other than such owned or leased real property.

The Stock and Asset Purchase Agreement provided for indemnification for losses relating to specified events, circumstances and matters. Dana has agreed to indemnify us and our affiliates from certain liabilities, including:

•	any losses arising from the inaccuracy or breach of certain representations and warranties on the part of Dana contained in the Stock and Asset Purchase Agreement or in any of the related agreements (described below);

•	any losses arising from the non-fulfillment or breach of any covenant or agreement made or to be performed by Dana pursuant to the Stock and Asset Purchase Agreement or any of the related agreements; and

•	any losses arising from the Excluded Liabilities.

Dana's indemnification obligations with respect to breaches of representations and warranties are subject to a deductible for the first $10 million in damages (other than for losses relating to specified representations and warranties not subject to the deductible). After we have incurred $10 million in damages as a result of breaches of representations and warranties contained in the Stock and Asset Purchase Agreement that are subject to the deductible, Dana is required to indemnify us for the full amount of all such damages up to a $221 million cap (other than for losses arising from breaches of specified representations and warranties to which this cap does not apply).

Dana's indemnification obligations with respect to breaches of representations and warranties referred to above, in general, is limited to amounts in excess of $10 million but not in excess of $221 million.

We are also required to indemnify Dana and its affiliates following the closing of the Acquisition from liabilities arising from certain specified matters, including:

•	losses arising from the inaccuracy or breach of certain of our representations and warranties contained in the Stock and Asset Purchase Agreement or any of the ancillary agreements;

•	losses arising from the non-fulfillment or breach of any of our covenants or agreements contained in the Stock and Asset Purchase Agreement or any of the ancillary agreements;

•	losses arising from our ownership and operation of our business after the closing of the Acquisition, including (1) liabilities arising from or relating to any actual or alleged human exposure to asbestos or asbestos-containing materials in any of the products manufactured, serviced or sold, or services performed after the closing with respect to our business or any of the companies acquired in the Acquisition and (2) liabilities primarily relating to or primarily resulting from the business as a result of violations of environmental laws or releases of hazardous materials at the owned or leased real property acquired in the Acquisition; and

•	the liabilities of Dana we assumed under the Stock and Asset Purchase Agreement.

Our indemnification obligations with respect to breaches of representations and warranties are subject to a deductible for the first $10 million in damages (other than for losses relating to specified representations and warranties not subject to the deductible). After Dana has incurred $10 million in damages as a result of breaches of representations and warranties contained in the Stock and Asset Purchase Agreement that are subject to the deductible, we are required to indemnify Dana for the full amount of all such damages up to a $221 million cap (other than for losses arising from breaches of specified representations and warranties to which this cap does not apply).

Dana has agreed in the Stock and Asset Purchase Agreement that, until three years after the Acquisition, it will not engage in the manufacture or sale of products that are within the scope of the business acquired pursuant to the Acquisition. In addition, Affinia has agreed that it and its controlled affiliates will not, directly or indirectly, (i) market, distribute or sell certain heavy duty brake hard parts to OEM or OES customers, (ii) manufacture, market, distribute or sell chassis products substitutable for the chassis products manufactured at certain facilities in Brazil and Argentina for so long as Affinia is the exclusive distributor in South America of such products (except that Affinia may market, distribute and sell chassis products purchased from the facilities in Brazil and Argentina) and

(iii) market, distribute or sell sealing products or engine hard parts using the assets acquired pursuant to the Acquisition in competition with Dana's retained sealing products or engine hard parts businesses.

    Related Agreements

In addition to the Stock and Asset Purchase Agreement, the parties entered into agreements governing certain relationships between and among the parties after the closing. These agreements include bills of sale, special warranty deeds, real property lease assignments, intellectual property assignment agreements, assignment and assumption agreements, transition intellectual property agreements and transition services agreements, including the following agreements.

Transition services agreements.    The transition services agreements provide for certain administrative and other services and support (1) to be provided by Dana to us, and (2) to be provided by us to Dana, in each case after the Acquisition. We also will continue to lease certain properties, warehouses and office space from Dana after the Acquisition for periods of several months to five years. Some of these lease terms may be renewed indefinitely by the parties.

Ancillary agreements.    Pursuant to the ancillary agreements, we will, among other things, sell various Dana products in the United States and in foreign markets. We generally will receive commissions on these sales. Many of these agreements can be terminated by either party upon notice. In addition to the various ancillary agreements, we entered into a distribution agreement with Dana, whereby Dana Brazil appointed us its exclusive distributor of specified products in Brazil for a period of six years.

Credit.    Dana provided us with a $16 million credit for payments otherwise due for services under the transition services agreements and ancillary agreements. A portion of this credit that was not used in the fourth quarter of 2004 and the first quarter of 2005 was refunded to us in cash in April 2005.

Transition trademark license agreements.    Dana and we also have agreed to license trademarks to one another to facilitate the performance of each party's obligations under the transition services and ancillary agreements.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005. The information in this table should be read in conjunction with "The Acquisition," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements of Affinia Group Inc. included elsewhere in this prospectus (Dollars in Millions):

As of June 30, 2005
(unaudited)
Cash and cash equivalents	$34
Debt:
Senior credit facilities:
Revolving credit facility(1)	$—
Term loan facility	348
Outstanding notes	300
Other debt(2)	12
Total debt	660

Off-balance sheet receivables facility(3)	17

Equity(4)	381

Total capitalization (including receivables facility)	$1,058

(1)	Excludes $7 million of outstanding letters of credit. Our revolving loan facility provides commitments for up to $125 million of borrowings and matures in 2010.

(2)	Includes working capital facilities at international locations of $2 million and $10 million of receivable financing.

(3)	Our off-balance sheet receivables facility provides for $100 million in funding based on eligible receivables.

(4)	Equity contributed at the date of the closing of the Acquisition consists of (a) a cash equity contribution of $355 million from funds controlled by Cypress and the co-investors to our indirect parent, Affinia Group Holdings Inc., contributed to Affinia Group Intermediate Holdings Inc. and, in turn, to us and (b) assets purchased with the seller note issued by Affinia Group Holdings Inc. with a face value of $74.5 million and an estimated fair value, upon issuance, of $50 million, that were contributed to Affinia Group Intermediate Holdings Inc. and, in turn, to Affinia Group Inc. as partial consideration for the purchase price of the Acquisition.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined statement of operations gives effect to the Acquisition as if it had occurred on January 1, 2004. The unaudited pro forma financial information is based on the audited combined financial statements of Predecessor for the period from January 1, 2004 through November 30, 2004 and the audited consolidated financial statements of Affinia Group Intermediate Holdings Inc. for the period from December 1, 2004 through December 31, 2004, appearing in this prospectus and should be read in conjunction with the historical financial statements and notes thereto included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." A pro forma balance sheet has not been presented as the impact of purchase accounting adjustments is presented in the audited Successor balance sheet and the other financial information appearing in this prospectus.

The Acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standard No. 141, "Business Combinations," pursuant to which the total purchase price of the Acquisition, including related fees and expenses, was allocated to our net assets based upon our estimates of fair value. The preliminary allocation of the purchase price to the net assets acquired was made in 2005 based upon a formal valuation analysis of the fair value of assets acquired and liabilities that we assumed as of the closing date. The purchase price consisted of a $967 million cash payment, a $13 million working capital loan and a seller note with a face value of $74.5 million and an estimated fair value, upon issuance, of $50 million.

The unaudited pro forma combined statement of operations is provided for illustrative purposes only and does not purport to be indicative of what our actual results of operations or financial position would have been had the Acquisition been consummated on or as of the date indicated, nor does it purport to be indicative of the results of operations or financial condition that we may achieve in the future.

Affinia Group Intermediate Holdings Inc.
Unaudited Pro Forma Combined Statement of Operations
for the year ended December 31, 2004
(Dollars in Millions)

	Predecessor	Successor Restated
	January 1, 2004 through November 30, 2004	December 1, 2004 through December 31, 2004	Adjustments		Affinia Group Intermediate Holdings Inc. Pro Forma
Net sales	$1,950	$156	$—		$2,106
Cost of sales	1,671	138	(20	)(a)	1,789
Gross profit	279	18	20		317
Selling, general and administrative expenses	232	21	—	(b)	253
Restructuring charges	2	—	—		2
Operating profit (loss)	45	(3)	20		62
Other income, net	4	2	—		6
Interest expense	2	5	43	(c)	50
Income (loss) before taxes and minority interest	47	(6)	(23)		18
Income tax provision (benefit)	19	(2)	(9	)(d)	8
Minority interest	—	—	—		—
Net income (loss)	$28	$(4)	$(14)		$10

See accompanying notes to unaudited pro forma combined statement of operations.

Affinia Group Intermediate Holdings Inc.
Notes to Unaudited Pro Forma Combined Statement of Operations

(a)	Reflects the impact of the following: (i) the adjustment to pension and post-retirement benefit ("OPEB") expense resulting from the elimination of those components of pension and OPEB cost other than service cost for plans that Dana retained as outlined below. We have not yet determined the prospective pension and OPEB plan structures and, accordingly, costs incurred in the future may differ from the amount of service cost historically recorded; (ii) the elimination of LIFO-related adjustments as outlined below due to the adoption of the FIFO basis for inventory valuation upon closing of the Acquisition and have presented the pro forma financial information on that basis and (iii) costs associated with core inventory and promotional inventory that were written off in connection with the establishment of our accounting policies.

The above adjustments to cost of sales are summarized as follows:

Year Ended December 31, 2004
Core and promotional inventory	$(2)
Pension adjustment	(6)
LIFO adjustment	(12)
$(20)

(b)	Reflects the amortization of $8 million annually of identifiable intangibles of $188 million over estimated useful lives of 15 to 20 years, offset by a decrease of $8 million in annual depreciation expense due to the $49 million write-down in fixed assets to fair values, with remaining useful lives of one to eighteen years.

(c)	Reflects the pro forma interest expense (including financing costs associated with our receivables facility) resulting from financings in connection with the Acquisition and based on an assumed LIBOR rate of 1.56%, as follows:

Year Ended December 31, 2004
Revolving credit facility(1)	$1
Term loan facility(2)	13
Outstanding notes(3)	25
Receivables facility(4)	2
Other(5)	2
Total	$43

(1)	Reflects commitment fees and fees associated with $7 million in outstanding letters of credits under the $125 million revolving credit facility. No additional pro forma interest cost is reflected under the assumption that there would have been no borrowings under the revolving credit facility during the period.

(2)	Reflects pro forma interest cost on the term loan facility using an assumed average outstanding balance of $350 million at an effective interest rate of LIBOR plus 2.5%. A 0.125% increase or decrease in the assumed interest rate for the term loan facility would change pro forma interest $0.4 million for twelve months ended December 31, 2004.

(3)	Reflects pro forma interest cost on the $300 million of notes at an interest rate of 9.0%.

(4)	Reflects pro forma incremental interest cost on the $100 million receivables facility at an effective commercial paper interest rate of 2.55% plus 1.25% on the portion of the facility used plus a nominal fee charged on the unused portion. This is based on management's assumption that, other than the incremental interest cost required, losses on sale of receivables related to the creditworthiness of the receivables sold would approximate the bad debt expense recorded in our historical statement of income. As such, the only incremental cost reflected in the pro forma statement of operations pertains to the interest charged on the facility. The estimated average balance from sales of receivables during the periods is $60 million. A 0.125% increase or decrease in the assumed interest rate for the receivables facility would change pro forma interest $0.1 million for the twelve months ended December 31, 2004.

(5)	Reflects interest cost related to the amortization of deferred financing costs.

(d)	Reflects the pro forma tax effect of the above adjustments utilizing our 2004 U.S. Federal and state statutory tax rate of 38%.

SELECTED HISTORICAL FINANCIAL DATA

Affinia Group Inc. was formed in connection with the Acquisition. The financial statements included in this prospectus are the combined financial statements of the automotive aftermarket business of Dana before the Acquisition and the consolidated financial statements of Affinia Group Intermediate Holdings Inc. after the Acquisition. The financial data presented below for periods prior to the Acquisition are referred to as "Predecessor" and the financial data for periods after the Acquisition are referred to as "Successor." The selected financial data have been derived from the financial statements contained elsewhere herein.

The financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through November 30, 2004 and for the period from December 1, 2004 through December 31, 2004 have been derived from the financial statements contained in this prospectus, which have been audited by PricewaterhouseCoopers LLP. The selected financial data as of December 31, 2002 and as of and for the year ended December 31, 2001 have been derived from the audited financial statements of the Predecessor. The selected financial data as of December 31, 2000 and 2001 and for the year ended December 31, 2000 have been derived from the internal unaudited accounting records of Predecessor. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The information reflects our business as it has historically operated within Dana, and includes certain assets and liabilities that we did not acquire or assume as part of the Acquisition.

As a result of applying the required purchase accounting rules to the Acquisition and accounting for the assets and liabilities that were not assumed in the Acquisition, our financial statements for the period following the transactions were significantly affected. The application of purchase accounting rules required us to revalue our assets and liabilities, which resulted in different accounting bases being applied in different periods. As a result, historical combined financial data included in this prospectus in Predecessor statements may not reflect what our actual financial position, results of operations and cash flows would have been had we operated as a separate, stand-alone company as of and for those periods presented.

The selected combined and consolidated financial data presented below as of and for the six months ended June 30, 2004 and June 30, 2005 are derived from the unaudited condensed combined and consolidated financial statements and accompanying notes included in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for such periods and as of such dates. Our results for interim periods are not necessarily indicative of our results for a full year's operations.

The Successor's balance sheet at December 31, 2004 and the consolidated statements of operations and of cash flows for the period from December 1, 2004 through December 31, 2004 have been restated to reflect adjustments relating to the initial recording of purchase accounting entries and purchase price allocation. There was no material income statement impact as a result of this restatement for any periods presented.

In addition to the above, the Predecessor's balance sheet at December 31, 2003, and the related statements of income and cash flows for the period from January 1, 2004 through November 30, 2004 and for the years ended December 31, 2003 and 2002 have been restated. The balance sheet has been restated to properly record $5 million of cash discounts not previously recorded. This resulted in an opening balance sheet adjustment, as of January 1, 2000, that reduced trade accounts receivables by $5 million with an additional $2 million to deferred taxes and $3 million to opening equity. The originally reported sales and net income for the period January 1, 2004 through November 30, 2004 have been increased by $1 million each as a result of this restatement for the Predecessor's accounting for cash discounts. This $1 million resulted from a change in the required reserve at November 30, 2004. There was no material income statement impact for any other periods presented.

Further information on the nature and impact of these adjustments is provided in Note 2, "Restatement of Financial Statements" to our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and Note 2 to our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2005 included in this prospectus.

You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial information included in this prospectus.

Predecessor Restated	Successor Restated	Predecessor	Successor
Year Ended December 31,	January 1 to November 30,	December 1 to December 31,	Six Months Ended June 30,	Six Months Ended June 30,
(Dollars in Millions)	2000	2001	2002	2003	2004	2004	2004	2005
(unaudited)	(unaudited)	(unaudited)
Statement of income data:(1)
Net sales	$2,156	$2,059	$2,058	$2,045	$1,950	$156	$1,092	$1,076
Cost of sales	1,813	1,747	1,656	1,675	1,671	138	912	924
Gross profit	343	312	402	370	279	18	180	152
Selling, general and administrative expenses	270	278	247	249	232	21	129	131
Restructuring charges(2)	6	38	35	5	2	—	—	—
Loss on disposition of Beck/Arnley	—	—	—	—	—	—	—	21
Operating profit (loss)	67	(4)	120	116	45	(3)	51	—
Other income (loss), net	(7)	4	4	5	4	2	2	2
Interest expense	(6)	(8)	(5)	(3)	(2)	(5)	(1)	(27)
Income (loss) before taxes and minority interest	54	(8)	119	118	47	(6)	52	(25)
Income tax provision (benefit)	20	11	56	49	19	(2)	21	(10)
Minority interest	—	—	(1)	(2)	—	—	(1)	—
Income (loss) before effect of change in accounting	34	(19)	62	67	28	(4)	30	(15)
Effect of change of accounting, net of tax	—	—	(22)	—	—	—	—	—
Net income (loss)	$34	$(19)	$40	$67	$28	$(4)	$30	$(15)
Statement of cash flows data:(3)
Net cash provided by (used in):
Operating activities	$183	$155	$115	$(7)	$3	$(13)	$(2)
Investment activities	(24)	(22)	(37)	(37)	(1,018)	(26)	(42)
Financing activities	(153)	(120)	(70)	42	1,051	76	(2)
Other financial data:
Capital expenditures	$51	$28	$26	$44	$44	$3	$20	$15
Depreciation	47	50	46	46	41	4	22	23
Amortization of goodwill (pre-tax)(4)	5	5	—	—	—	—	—	—
Ratio of earnings to fixed charges(5)	5.5	x	.5	x	11.8	x	12.8	x	7.7	x	—	18.3	x	.1	x
Balance sheet data restated (end of period):
Cash and cash equivalents	$19	$21	$38	$46	$44	$80	$83	$34
Total current assets	1,069	970	961	985	1,091	984	1,124	966
Total assets	1,482	1,323	1,281	1,313	1,435	1,469	1,455	1,449
Total current liabilities	376	346	381	385	366	397	377	399
Total non-current liabilities	95	66	104	106	144	668	124	669
Combined equity	1,011	911	796	822	925	404	954	381
Balance sheet data as originally reported (end of period):
Cash and cash equivalents	$19	$21	$38	$46	$44	$80	$83	$34
Total current assets	1,072	973	964	988	1,093	978	1,127	970
Total assets	1,485	1,326	1,284	1,316	1,437	1,483	1,458	1,453
Total current liabilities	376	346	381	385	366	386	377	403
Total non-current liabilities	95	66	104	106	144	668	124	669
Combined equity	1,014	914	799	825	927	429	957	381

(1)	The originally reported sales and net income for the period January 1, 2004 to November 30, 2004 was $1,949 million and $27 million respectively. There was no material income statement impact for any other period presented as a result of the restatement. See Note 2 to the audited combined and consolidated financial statements included in this prospectus.

(2)	Our restructuring plan, which we initiated in 2001 and completed in 2003, included a reduction of our workforce, the closure of 13 facilities, the sale of two non-core businesses, a reduction in real estate and improvements in working capital management. Restructuring charges related to these efforts included severance, asset writedowns and related exit costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Strategic Actions—Restructuring" and Note 19 to the audited combined and consolidated financial statements included in this prospectus.

(3)	There was no material impact on the statement of cash flows for any other period presented as a result of the restatement. See Note 2 to the audited combined and consolidated financial statements included in this prospectus.

(4)	SFAS No. 142, "Goodwill and Other Intangible Assets," which the Predecessor adopted effective January 1, 2002, did not provide for restatement of prior periods. The amounts below present the amount of goodwill amortization, net of the related income tax benefits, included in reported net income (loss) and adjusted net income (loss) as if SFAS No. 142 had been adopted prior to the earliest year presented.

	Year Ended December 31,
	2000	2001
Reported net income (loss)	$34	$(19)
Effect of goodwill amortization, net of tax	4	4
Adjusted net income (loss)	$38	$(15)

(5)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before taxes, minority interest and the effect of change in accounting. Due to the loss for the year ended December 31, 2001, for the period from December 1, 2004 to December 31, 2004, and for the six months ended June 30, 2005, the ratio coverage was less than 1x. The company would have had to generate additional earnings of $8 million, $6 million and $25 million to have achieved a coverage of 1x for the year ended December 31, 2001, for the period from December 1, 2004 to December 31, 2004, and for the six months ended June 30, 2005, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior and subsequent to the Acquisition. Accordingly, the discussion and analysis of historical operations of the Predecessor during the periods prior to the consummation of the Acquisition do not reflect the significant impact that the Acquisition has had and will have on us. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under "Special Note Regarding Forward- Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Unaudited Pro Forma Combined Financial Information," "Selected Historical Financial Data" and the historical combined financial statements of Affinia Group Intermediate Holdings Inc. included elsewhere in this prospectus.

Restatement

The Successor's balance sheet at December 31, 2004 and the consolidated statement of operations and cash flows for the period from December 1, 2004 through December 31, 2004 have been restated to reflect adjustments to the initial purchase price allocation and purchase accounting entries. The Successors's restatement had no material income statement impact for any periods presented.

In addition to the above, the Predecessor's balance sheet at December 31, 2003, and the related statements of income and cash flows for the period from January 1, 2004 through November 30, 2004 and for the years ended December 31, 2003 and 2002 have been restated. The balance sheet has been restated to properly record $5 million of cash discounts not previously recorded. This resulted in an opening balance sheet adjustment, as of January 1, 2000, that reduced trade accounts receivables by $5 million with an additional $2 million to deferred taxes and $3 million to opening equity. The originally reported sales and net income for the period January 1, 2004 through November 30, 2004 have been increased by $1 million each as a result of this restatement for the Predecessor's accounting for cash discounts. This $1 million resulted from a change in the required reserve at November 30, 2004. There was no material income statement impact for any other periods presented.

Further information on the nature and impact of these adjustments is provided in Note 2, "Restatement of Financial Statements" to our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and Note 2 of our unaudited condensed consolidated financial statements as of June 30, 2005.

Basis of Presentation

The Predecessor did not historically operate as a stand-alone business, but as a reportable business segment of Dana. The audited and unaudited financial information of the Predecessor represents our business as it historically operated. Also, due to the Acquisition, and the resultant application of purchase accounting and new accounting principles, the historical financial statements of the Predecessor and the Successor included in this prospectus have been prepared on different bases for the periods presented and are not comparable. For a presentation of adjustments to reflect purchase accounting in relation to the Acquisition, see "Unaudited Pro Forma Combined Financial Information."

The following provides a description of the basis of presentation during all periods presented:

Successor:    Represents our consolidated financial position as of December 31, 2004 and June 30, 2005 and our consolidated results of operations and cash flows for the periods from December 1, 2004 to December 31, 2004 following the Acquisition and from January 1, 2005 through June 30, 2005. The financial position as of December 31, 2004 and June 30, 2005 and results of operations and cash flows for the period from December 1, 2004 to December 31, 2004 and from January 1, 2005 to June 30, 2005 reflect the preliminary application of purchase accounting, described below, relating to the

Acquisition and the adjustments required to reflect the assets and liabilities not acquired in the Acquisition and the adjustments for U.S. pension liabilities held by Dana and not retained by us.

Predecessor:    Represents the combined financial position of the Predecessor for all periods prior to the Acquisition on November 30, 2004. The combined financial statements of the Predecessor for each of the two years in the period ended December 31, 2003 and the periods from January 1, 2004 to June 30, 2004 and from January 1, 2004 to November 30, 2004 are based on the historical assets, liabilities, sales and expenses of the Predecessor for the periods prior to the Acquisition.

As a result of the foregoing, the historical financial information for periods prior to December 1, 2004 included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone company for such periods.

Company Overview

We are a leading designer, manufacturer and distributor of automotive aftermarket components for passenger cars, light and heavy trucks and off-highway vehicles in North America, Europe and South America. Brake and filtration products which, by their nature, sustain significant wear and must routinely be replaced, represent 50% and 29%, respectively, of our net sales in 2004. Chassis products, which include steering, suspension and driveline components, represented 7% of our 2004 net sales. The remaining 14% of our 2004 net sales were derived from our distribution and other businesses, which principally includes our Quinton Hazell European parts supplier and our South American distribution operations.

We primarily sell our products to large automotive aftermarket distributors, retailers, professional installers and OES customers. Our 10 largest customers accounted for 55% of our gross sales in 2004, with approximately 23% and 9% derived from our two largest customers, NAPA and CARQUEST, respectively. During 2004, we derived 66% of our net sales in the United States and 34% of our net sales from outside the United States. As a result of operating internationally, we are subject to risks such as fluctuation of foreign currency rates and other political and economic uncertainties.

We typically conduct business with our customers pursuant to short-term contracts and purchase orders. However, our business is not characterized by frequent customer turnover due to the critical nature of long-term relationships in our industry. The expectation of quick turnaround times for car repairs and the broad proliferation of available part numbers require a large investment in inventory and strong fulfillment capabilities in order to deliver high fill rates and quick cycle times. Large aftermarket distributors typically source their product lines at a particular price point and product category with one "full-line" supplier, such as our company, which covers substantially all of their product requirements. Switching to a new supplier typically requires that a distributor make a substantial investment to purchase, or "changeover," to the new supplier's products.

In addition, the end user of our products, who is most frequently a professional installer, requires consistently high quality products because it is industry practice to replace, free of any labor or service charge, malfunctioning parts. Despite these factors, our business is becoming more competitive as "value line" and offshore suppliers have tried to penetrate our customer base by targeting the highest volume part numbers in the value category, without offering full product line coverage. In many cases, the presence of these lower priced parts has caused full-line suppliers either to reduce prices in their premium categories or introduce new, intermediate-priced product offerings. In many instances, full-line suppliers have also been required to move more of their sourcing and production of value products to offshore, lower cost locations to offset this trend. We currently estimate that a majority of our net sales are currently derived from products we consider to be premium products and this number has been declining.

We frequently provide various rebates or allowances as a component of our product pricing. Rebates have steadily increased each year as a percentage of net sales due to the creation of new programs intended to maintain and grow our business. Our traditional channel and national retail customers have demanded increasingly competitive, as well as increasingly complex, pricing programs.

Arrangements with customers typically include provisions that permit customers to return specified levels of their purchases in order to manage their inventories. This results in lower inventory requirements at the customer's distribution centers, which generate more returns as the customers adjust their inventory levels. As our customers streamline their distribution systems through more timely deliveries and improved data management, we expect that they will be able to more accurately predict their needs, which would result in lower levels of returns.

Business Environment

Our Markets.    We believe that the automotive aftermarket will continue to grow steadily as a result of continuing increases in (1) the light vehicle population, (2) the average age of vehicles, (3) the total number of miles driven, and (4) the prevalence of SUVs and lighter trucks in the fleet mix, since larger vehicles place greater wear on components such as brake systems and chassis components. Growth in sales in the aftermarket does not always have a direct correlation to sales growth for aftermarket suppliers like our company. For example, as automotive parts distributors have consolidated during the past several years, they have reduced purchases from manufacturers as they focused on reducing their combined inventories.

Raw Materials and Manufactured Components.    Our variable costs are proportional to sales volume and mix and are comprised primarily of raw materials and labor and certain overhead costs. Our fixed costs are not significantly influenced by volume in the short term and consist principally of selling, general and administrative expenses, depreciation and other facility-related costs.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. We purchase raw materials from a wide variety of domestic and international suppliers, and we have not, in recent years, experienced any significant shortages of these items and normally do not carry inventories of these items in excess of those reasonably required to meet our production and shipping schedule. Materials comprise the largest component of our costs, representing 42% of the costs of our total net sales in 2004.

We have recently experienced significant price increases in our raw steel and steel-related component purchases. We have historically been successful in passing through price increases in order to offset these types of cost increases. Further increases in the price of these items could increase our operating costs and materially adversely affect our profit margins. In addition, there has typically been a delay of up to several months or longer in our ability to increase prices to our customers which has impacted profitability. We are also subject to freight and energy costs in obtaining the supply of components and products that our customers require and thus are sensitive to increases in those costs as well. In addition, we have experienced longer than typical lead times in sourcing some of our steel-related components and certain finished products, which caused us to buy from non-preferred vendors at higher costs. In the future, if costs continue to rise rapidly, it may be difficult to pass all of these costs on to our customers in a timely fashion.

We also purchase component parts or finished goods from competitors or other suppliers, a common practice in the automotive aftermarket industry.

Seasonality.    Our working capital requirements are significantly impacted by the seasonality of the automotive aftermarket. In a typical year, we build inventory during the first and second quarters to accommodate our peak sales during the second and third quarters. Our working capital requirements therefore tend to be highest from March through August. In periods of weak sales, inventory can increase beyond typical seasonal levels, as our product delivery lead times are less than two days while certain components we purchase from overseas require lead times of up to 90 days.

Global Developments.    The automotive aftermarket has also experienced increased price competition from manufacturers based in China and other countries with lower production costs. These manufacturers may continue to play an increasing role in the areas of the aftermarket in which we compete by increasing their product offerings and expanding their manufacturing capabilities to produce lower cost, higher quality products. We are responding to this challenge through restructuring and outsourcing initiatives, as well as through ongoing cost reduction programs.

Strategic Actions

Strategic Restructuring Plan.    We have initiated a strategic restructuring plan to take advantage of opportunities we previously identified but were unable to actively pursue as part of Dana due to resource constraints. The restructuring is focused on lowering costs and improving profitability by rationalizing manufacturing operations and focusing on low-cost sourcing opportunities. Such initiatives include increasing production of chassis products that we currently purchase from third parties and the movement of manufacturing to lower cost facilities. We currently estimate that we will incur approximately $45 million of restructuring costs, of which $10 million represents non-cash costs, through 2006. In addition, the company will incur approximately $10 million of capital expenditures to effect the restructuring initiatives through 2006.

Restructuring.     As part of our restructuring program, on March 31, 2005 Affinia Group Inc. completed the legal sale of its subsidiary, Beck/Arnley, to Heritage Equity Group Inc., pursuant to a stock purchase agreement. The contingent purchase price for the stock of Beck/Arnley was $5 million to be paid starting in the first quarter of 2006. Affinia Group Inc. also made a $3 million five year term loan to Beck/Arnley, bearing interest at nine percent per annum. In addition, the stock purchase agreement provided that all of the cash at Beck/Arnley, with the exception of $2 million, be retained by Beck/Arnley. As a result, we retained $17 million of cash that was previously held on the books of Beck/Arnley. In connection with the transaction, we recognized an after-tax loss on the sale of $15 million, in addition to the $2 million loss from operations in the first quarter of 2005. Due to the Affinia Group Inc.'s $3 million working capital loan to Beck/Arnley and the contingent consideration, the transaction did not qualify as a sale under accounting rules and could not be presented as a discontinued operation.

From 2001 through 2003, we took actions designed to lower our costs, become more strategically focused and become more competitive. In 2001, we recorded $38 million of restructuring expenses in connection with facility closures and exiting certain activities. In 2002, we announced additional facility closures for which we recorded restructuring expenses of $35 million. In 2002 we also recorded a $30 million charge to cost of sales relating to inventory impairment and non-salvageable returns related to certain product. In 2003, we substantially completed the restructuring plans we began in 2001.

Foreign Sourcing.    We have increased our foreign sourcing through direct manufacturing, purchasing of finished goods from third parties and strategic partnerships to better position ourselves relative to lower cost competitors for certain products. We have increased our production capacity in South America to capitalize on the lower cost environment for the manufacturing of many of our value line products. We have also significantly increased our sourcing of products from China as our suppliers in that market have increased their production quality and lowered their costs.

Purchase Accounting.    The Acquisition was accounted for under the purchase method of accounting. Under purchase accounting, the purchase price is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values, with the remainder being allocated to goodwill. The increase in the basis of these assets will result in non-cash charges for future periods, principally related to the increase in the amount of intangible asset amortization. As a result of the above, the annual depreciation of the value assigned to property, plant and equipment decreased $8 million and identifiable intangible assets amortization increased by $8 million. In addition to the decrease in depreciation and amortization expense, interest expense increased significantly as a result of the debt we incurred in connection with the Acquisition. See "—Liquidity and Capital Resources."

Critical Accounting Estimates

The critical accounting estimates that affect our financial statements and that use judgments and assumptions are listed below. These estimates are subject to a range of amounts because of inherent imprecision that may result from applying judgment to the estimation process. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimate at the time of original entry in our accounting records. Adjustments are recorded when expected or actual results differ from the previously expected forecasts underlying the estimates. These adjustments could be material if our results were to change significantly in a short period of time. We make frequent comparisons of actual results and expected forecasts in order to mitigate the likelihood of material adjustments.

Asset impairment.    We perform periodic impairment analyses on long-lived assets such as property, plant and equipment, identifiable intangible assets, carrying amount of investments and goodwill. Management also evaluates the carrying amount of our inventories on a recurring basis for impairment due to lower of cost or market issues, and for excess or obsolete quantities. On January 1, 2002, the Predecessor adopted SFAS No. 142 and, in connection with the adoption, discontinued the amortization of goodwill. Under the previous accounting policy for goodwill, the Predecessor amortized goodwill on a straight-line basis over the periods of expected benefit which ranged from 10 to 40 years.

We perform impairment analyses of our recorded long-lived assets whenever events and circumstances indicate that they may be impaired. In the case of goodwill, these reviews are performed at least once a year, during the fourth quarter. During 2002 the Predecessor recorded long-lived tangible asset impairment of $4 million, net of tax, which resulted in part from excess capacity caused by the downturn in our markets and the resulting restructuring of our operations.

In lieu of amortization of goodwill in 2002, goodwill was tested for impairment as of the date of adoption and also tested for impairment in 2003 and 2004. The factors that would cause a more frequent test for impairment include, among other things, a significant negative change in the estimated future cash flows of a reporting unit that has goodwill because of an event or a combination of events. When the undiscounted cash flows, without interest or tax charges, are less than the carrying value of the assets being reviewed for impairment, the assets are written down to fair value.

Our initial impairment test indicated that the carrying amounts of some of our reporting units exceeded the corresponding fair values, which were determined based on the discounted estimated future cash flows of the reporting units. The implied fair value of goodwill in these reporting units was then determined through the allocation of the fair value to the underlying assets and liabilities. The January 1, 2002 carrying amount of the goodwill in these reporting units exceeded its implied value by $25 million; accordingly, the recorded goodwill was written down by this amount. The $25 million goodwill impairment, net of $3 million of federal tax benefits, was reported as the effect of a change in accounting in our combined financial statements. The goodwill included in the December 31, 2001 financial statements, which included the $25 million, was supported by the undiscounted estimated future cash flows of the related operations. Our periodic tests for impairment subsequent to the adoption of SFAS No. 142 have not resulted in further impairment charges.

Inventories.    Predecessor inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out ("LIFO") basis for U.S. inventories and on the first-in, first-out ("FIFO") or average cost basis for non-U.S. inventories.

Successor inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of inventory value are determined on a product line basis. These estimates are based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

We also evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand principally based on historical market demand. For inventory deemed to be obsolete, we provide a reserve on the full value of the inventory. Inventory that is in excess of current and projected use, which is generally defined by us as inventory quantities in excess of 24 months historical sales, is adjusted for certain allowances such as new part number introductions and product repacking opportunities.

Sales returns and rebates.    The amount of sales returns accrued at the time of sale is estimated on the basis of the history of the customer and the history of products returned. Other factors considered in establishing the accrual include consideration of current economic conditions and changes in trends in returns, as well as adjusting for the impact of extraordinary returns that may result from individual negotiations with a customer in an unusual situation. The level of sales returns are recorded as a reduction of gross sales in our financial statements at the time of sale. In addition, we periodically perform studies to determine a scrap factor to be applied to the returns on a product-by-product basis, since a portion of the goods historically returned by customers have not been in saleable condition. Estimates of returned goods that are not in saleable condition are included in cost of sales.

We customize rebate programs with individual customers. Under certain rebate programs, a customer may earn a rebate that will increase as a percentage of the sale amount based on the achievement of specified sales levels. In order to estimate the amount of a rebate under this type of arrangement, we project the amount of sales that the customer will make over the specified rebate period in order to calculate an overall rebate to be accrued at the time that each sale is made. Gross sales are reduced at the time of sale. These estimates may need to be adjusted based on actual customer purchases compared to the projected purchases. Adjustments to the accrual are made as new information becomes available. In other cases a customer may earn a specific rebate for a specific period of time, based upon the sales of certain product types within the specified timeframe. Rebates are recorded as a reduction of gross sales in our financial statements.

Returns.    Estimated costs related to product returns are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past sales and returns history. In certain situations the estimated cost of the return includes a salvage factor where a portion of the inventory returned proves to be saleable. These costs are then adjusted, as required, to reflect subsequent experience.

Pension and post-retirement benefits other than pensions.    Dana retained a majority of the assets and liabilities of our pension plans that were in place prior to the Acquisition. As a result, we estimate that our annual pension expense will be less than $1 million as we did not assume the under-funded position of these plans and did not retain all of the plans. We retained a plan related to Canadian employees with assets of approximately $17 million and liabilities of approximately $19 million as of December 31, 2004.

Historically, we have maintained defined benefit plans which cover only certain employees in the United States, Canada, Mexico and/or Europe, among other plans. The tables in Note 15 to the audited combined financial statements presented in this prospectus reflect a reconciliation of the changes in the defined benefit pension plans and other post-retirement plans' benefit obligations and the fair value of assets relate only to those plans that cover solely our employees.

Under the defined benefit plans, annual net periodic expense and benefit liabilities are determined on an actuarial basis. Each year, actual experience is compared to the more significant assumptions used and, if warranted, we make adjustments to the assumptions. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality fixed-income investments. Pension benefits are funded through deposits with trustees and the expected long-term rates of return on fund assets are based upon actual historical returns modified for known changes in the market and any expected changes in investment policy.

Income taxes.    Accounting for income taxes involves matters that require estimates and the application of judgment. These include an evaluation of the realizability of recorded deferred tax benefits and assessment of potential tax liability relating to areas of potential dispute with various tax regulatory agencies. We have operations in a number of jurisdictions around the world, each with its own unique tax laws and regulations. This further complicates the process of accounting for income taxes. Our income tax estimates are adjusted in light of changing circumstances, such as the progress of tax audits and our evaluation of the realizability of our tax assets.

Contingency reserves.    Dana retained specified liabilities relating to the operation of our business prior to November 30, 2004, including: liabilities for injury or damages relating to or arising from use or exposure to any products designed, manufactured, sold or serviced, or services performed, by Dana; liabilities arising from or relating to actual or alleged human exposure to asbestos or asbestos-containing materials; liabilities arising out of legal proceedings commenced prior to November 30, 2004; liabilities with respect to the real property currently or formerly owned, leased or used by Dana other than the owned or leased real property acquired in the transaction; and liabilities relating to the disposal, prior to November 30, 2004, of hazardous materials generated or otherwise originating at the owned or leased real property acquired in the transaction at or to a location other than such owned or leased real property. The Successor has never produced any products containing asbestos.

However, we have historically been subject to a number of loss exposures, such as environmental claims, product liability and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment with regard to risk exposure and ultimate liability. We expect to estimate losses relating to such contingent liabilities using consistent and appropriate methods. Changes to assumptions we use could materially affect the recorded liabilities for loss.

Results of Operations

Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004.

The following table summarizes the consolidated results of the Successor for the three months ended June 30, 2005 and the combined results of the Predecessor for the three months ended June 30, 2004 (Dollars in Millions):

	Predecessor Three Months Ended June 30, 2004	Successor Three Months Ended June 30, 2005	Dollar Change
Net sales
Brake products	$232	$203	$(29)
Filtration products	158	173	15
Chassis products	66	70	4
Distribution and other	111	124	13
Intra-group eliminations	—	—	—
Total net sales	567	570	3
Cost of sales	(474)	(492)	18
Gross profit	93	78	(15)
Selling, general and administrative expenses	(61)	(64)	3
Operating profit	32	14	(18)
Other income, net	1	3	2
Interest expense	(1)	(14)	(13)
Income before taxes and minority interest	32	3	(29)
Income tax provision	13	1	(12)
Minority interest	—	—	—
Net Income	$19	$2	$(17)

Net sales.    Our net sales increased by $3 million, or 1%, to $570 million for the three months ended June 30, 2005 from $567 million for the three months ended June 30, 2004. Of the $3 million increase, new pricing put in place in the latter half of 2004 to partially offset the significant increase in steel and steel related components accounted for $10 million of the increase. The impact of the loss of AutoZone business last year reduced sales by $12 million in the Brake and Chassis product lines. While the favorable impact of foreign currency translation was $14 million, the base volume was down just $9 million.

Brake product sales decreased $29 million, or 12%, which included pricing and foreign currency translation gains, offset by the loss of AutoZone and lower sales volume during the three months ended June 30, 2005.

Filtration product sales increased $15 million, or 9%, due primarily to strong sales growth, along with pricing and foreign currency translation gains.

Chassis product sales increased $4 million, or 6%, due primarily to strong sales growth and pricing, offsetting the loss of some AutoZone business last year.

Our distribution and other operations sales increased an aggregate of $13 million, or 12%. This increase was due principally to the favorable impact of foreign currency translations, as well as strong sales growth.

Cost of sales.    Our cost of sales increased $18 million or 4% to $492 million for the three months ended June 30, 2005 as compared to $474 million for the three months ended June 30, 2004. The increase in cost of sales is primarily due to foreign currency translation adjustments, along with a lower absorption of manufacturing costs.

Selling, general and administrative expenses.    Our selling, general and administrative expenses increased $3 million, or 5%, to $64 million for the three months ended June 30, 2005 from $61 million for the three months ended June 30, 2004. This increase was due primarily to customer changeovers resulting in a cost of $6 million associated with the procurement of new business in the Brake and Chassis product line.

Operating profit.    As a result of the foregoing, our operating profit decreased to $14 million for the three months ended June 30, 2005 from $32 million for the three months ended June 30, 2004.

Other income, net.    Other income, net, increased in 2005 by $2 million, as compared to the three months ended June 30, 2004. This increase was due to favorable foreign currency translation adjustments recognized during the second quarter of 2005.

Interest expense.    Interest expense was $14 million for the three months ended June 30, 2005 as compared to $1 million for the three months ended June 30, 2004. The increase was due to interest and finance charges from the $650 million of financing obtained during the fourth quarter of 2004 to fund the Acquisition.

Income tax provision.    Our provision for income taxes decreased by $12 million, or 92%, to $1 million for the three months ended June 30, 2005 compared to a provision of $13 million for the three months ended June 30, 2004 due primarily to the reduction in pre-tax income. Our effective tax rate for the three months ended June 30, 2005 was 32% compared to 39% for the three months ended June 30, 2004. The effective tax rate for the three months ended June 30, 2004 was higher than the 35% effective U.S. federal statutory tax rate due principally to higher effective non-U.S. tax rates and, to a lesser extent, inclusion of state and local taxes net of the state and federal tax benefit. The effective tax rate for the three months ended June 30, 2005 was lower than the 35% effective U.S. federal statutory tax rate which is attributable to the net effect of expected state tax benefits being offset by additional taxes provided on unremitted foreign earnings.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the Act) during 2005. In December 2004, the FASB issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). Under the guidance of FSP 109-2, an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the American Jobs Creation Act of 2004 on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. The deduction is subject to a number of limitations. Affinia has not fully evaluated the effects of the repatriation provision and, therefore, has not determined if the Act will materially change its foreign earnings reinvestment plan. Affinia is evaluating the effects of the repatriation provision and expects to make a decision on implementation later in 2005.

Net income.    Net income decreased $17 million, or 89%, to $2 million for the three months ended June 30, 2005, as a result of the foregoing.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004.

The following table summarizes the consolidated results of the Successor for the six months ended June 30, 2005 and the combined results of the Predecessor for the six months ended June 30, 2004 (Dollars in Millions):

	Predecessor Six Months Ended June 30, 2004	Successor Six Months Ended June 30, 2005	Dollar Change
Net sales
Brake products	$433	$379	$(54)
Filtration products	306	325	19
Chassis products	130	128	(2)
Distribution and other	223	244	21
Intra-group eliminations	—	—	—
Total net sales	1,092	1,076	(16)
Cost of sales	(912)	(924)	12
Gross profit	180	152	(28)
Selling, general and administrative expenses	(129)	(131)	2
Loss on disposition of Beck/Arnley	—	(21)	21
Operating profit	51	—	(51)
Other income, net	2	2	—
Interest expense	(1)	(27)	26
Income before taxes and minority interest	52	(25)	(77)
Income tax provision (benefit)	21	(10)	(31)
Minority interest	(1)	—	1
Net income (loss)	$30	$(15)	$(45)

Net sales.    Our net sales decreased by $16 million, or 1%, to $1,076 million for the six months ended June 30, 2005 from $1,092 million for the six months ended June 30, 2004. Of the $16 million decrease, new pricing put in place in the latter half of 2004 to partially offset the significant increase in steel and steel related components accounted for a $17 million increase. The impact of the loss of AutoZone business last year reduced sales by $25 million in the brake and chassis product lines. We discontinued our business relationship with AutoZone effective June 1, 2004. Base volume was down by $31 million, which was offset by foreign currency translation gains of $23 million, primarily due to the strong Brazilian real.

Brake product sales decreased $54 million, or 12%, which included decreases in pricing and foreign currency translation gains, offsetting the loss of AutoZone business and lower sales volumes during the six months ended June 30, 2005.

Filtration product sales increased $19 million, or 6%, due primarily to strong sales growth in the United States, Canada, and Brazil, along with pricing and foreign currency translation gains

Our distribution and other operations sales increased an aggregate of $21 million, or 9%. This increase was due primarily to foreign currency translation gains, along with strong sales growth.

Cost of sales.    Our cost of sales increased $12 million or 1% to $924 million for the six months ended June 30, 2005 as compared to $912 million for the six months ended June 30, 2004. The increase in cost of sales is primarily due to foreign currency translation adjustments, along with a lower absorption of manufacturing costs as a result of our facility closures and restructuring programs.

Selling, general and administrative expenses.    Our selling, general and administrative expenses increased $2 million, or 2%, to $131 million for the six months ended June 30, 2005 from $129 million for the six months ended June 30, 2004. This increase was due to customer changeovers resulting in a cost of $6 million associated with the procurement of new business in the Brake and Chassis product lines.

Loss on disposition of Beck/Arnley.    Loss from the disposition of Beck/Arnley relates to the loss on the legal sale of Beck/Arnley which occurred during the first quarter of 2005. The transaction did not qualify as a sale under accounting rules and could not be presented as a discontinued operation.

Operating profit.    As a result of the foregoing, our operating profit decreased to less than $1 million for the six months ended June 30, 2005 from $51 million for the six months ended June 30, 2004.

Interest expense.    Interest expense was $27 million for the six months ended June 30, 2005 as compared to $1 million for the six months ended June 30, 2004. The increase was due to interest and finance charges from the $650 million of financing obtained during the fourth quarter of 2004 to fund the Acquisition.

Income tax provision (benefit).    Our provision for income taxes decreased by $31 million, or 148%, to a $10 million benefit for the six months ended June 30, 2005 compared to a provision of $21 million for the six months ended June 30, 2004 due primarily to the reduction in pre-tax income. Our effective tax rate for the six months ended June 30, 2005 was 38% compared to 40% for the six months ended June 30, 2004. The effective tax rate for both periods was higher than the 35% effective U.S. federal statutory tax rate due principally to higher effective non-U.S. tax rates and, to a lesser extent, inclusion of state and local taxes net of the state and federal tax benefit.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the Act) during 2005. In December 2004, the FASB issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). Under the guidance of FSP 109-2, an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the American Jobs Creation Act of 2004 on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. The deduction is subject to a number of limitations. Affinia has not fully evaluated the effects of the repatriation provision and, therefore, has not determined if the Act will materially change its foreign earnings reinvestment plan. Affinia is evaluating the effects of the repatriation provision and expects to make a decision on implementation later in 2005.

Net income (loss).    Net income decreased $45 million, or 150%, to a net loss of $15 million for the six months ended June 30, 2005, as a result of the foregoing.

Combined Periods Beginning January 1, 2004 through November 30, 2004 and Beginning December 1, 2004 through December 31, 2004 Compared to the Year Ended December 31, 2003

To enable comparisons, the consolidated results of Successor after the November 30, 2004 Acquisition, and the combined 2004 results of the Predecessor, before the Acquisition, have been combined (referred to hereafter as the "year ended December 31, 2004") in the table for comparison to our operating results for the year ended December 31, 2003 (Dollars in Millions):

	Predecessor Year Ended December 31, 2003	Successor Combined Year Ended December 31, 2004	Dollar Change
Net sales
Brake products	$979	$1,065	$86
Filtration products	562	610	48
Chassis products	189	163	(26)
Distribution and other	338	293	(45)
Intra-group eliminations	(23)	(25)	(2)
Total net sales	2,045	2,106	61
Cost of sales	1,675	1,809	134
Gross profit	370	297	(73)
Selling, general and administrative expenses	249	253	4
Restructuring charges	5	2	(3)
Operating profit	116	42	(74)
Other income, net	5	6	1
Interest expense	(3)	(7)	4
Income before taxes and minority interest	118	41	(77)
Income tax provision	49	17	32
Minority interest	(2)	—	2
Net income	$67	$24	$(43)

Net sales.    Our net sales increased by $61 million, or 3%, to $2,106 million for the year ended December 31, 2004 from $2,045 million for the year ended December 31, 2003. Excluding the impact of the loss of AutoZone sales on both brake and chassis products, which represented an approximately $41 million decline in sales during the comparable period, net sales increased $102 million, or 5% period to period. This increase resulted from increased unit volume across substantially all of our product lines, principally during the first six months of 2004. Brake product sales increased $86 million, or 9%, due in part to growth in unit volume of brake rotors and rotor castings to OEM and OES customers as well as the favorable impact of foreign currency translation. Filtration product sales increased $48 million, or 9%, due primarily to unit volume increases to existing customers in the United States as well as strong sales growth in Poland and Venezuela and, to a lesser extent, the favorable impact of foreign currency translation. Chassis product sales decreased $26 million, or 14%, due to the loss of AutoZone sales, which approximated $41 million for the year. Our distribution and other operations decreased an aggregate of $45 million, or 13%. This decrease was due principally to the exit of several product lines in late 2003 and higher levels of returns and selling price reductions. In aggregate, the favorable impact of foreign currency translation increased net sales by $32 million due to the favorable impact of foreign currency translation of non-U.S. dollar denominated sales, primarily driven by the appreciation of the euro, Canadian dollar and British pound sterling against the U.S. dollar.

Cost of sales.    Our cost of sales increased by $134 million, or 8%, to $1,809 million for the year ended December 31, 2004 from $1,675 million for the year ended December 31, 2003, related to the unit volume growth discussed above, foreign currency exchange rate movements and raw material price increases. As a percentage of net sales, cost of sales increased by approximately 4% to 86% for the year ended December 31, 2004. The increase in cost of sales as a percentage of net sales is primarily due to raw material price increases, particularly relating to raw steel and steel-related components. During 2004, our steel and steel-related components costs increased and have remained at high levels. These costs have primarily affected our brake and chassis product lines, which have a larger steel content than our other product lines. We began implementing price increases with customers in June 2004 to pass through the increases in steel costs; however, timing of implementing those increases resulted in a deterioration of our margins and profitability. As of December 31, 2004, we believe that we have offset substantially all of these cost increases through price increases to our customers. Further, the end markets in our brake and chassis products experienced weakness in demand beginning in the third quarter of 2004. We also experienced unfavorable product mix and pricing pressure from Asian competitors in certain of our brake, drum and rotor product lines throughout 2004. These factors, when coupled with the loss of AutoZone sales, resulted in the deterioration of margins in 2004. Also, the Canadian dollar's appreciation against the U.S. dollar adversely impacted margins for our Canadian operations. Our products manufactured in Canada maintain a cost base denominated in Canadian dollars, while a majority of their sales to U.S. customers are denominated in U.S. dollars.

Selling, general and administrative expenses.    Our selling, general and administrative expenses increased $4 million, or 2%, to $253 million for the year ended December 31, 2004 from $249 million for the year ended December 31, 2003. This increase was due to European currency rate movements.

Restructuring charges.    Restructuring charges of $2 million were recorded during 2004 related to minor restructuring programs as compared to $5 million recorded for the year ended December 31, 2003.

Operating profit.    As a result of the foregoing, our operating profit decreased to $42 million for the year ended December 31, 2004 from $116 million for the year ended December 31, 2003.

Other income, net.    Other income, net, increased in 2004 by $1 million from income of $5 million for the year ended December 31, 2003 to income of $6 million for the year ended December 31, 2004. The largest component of this increase was interest income.

Interest expense.    Interest expense increased by $4 million or 133% to $7 million for the year ended December 31, 2004 from $3 million for the year ended December 31, 2003. The increase was due to the company obtaining $650 million of financing during the fourth quarter of 2004 to fund the Acquisition.

Income before taxes and minority interest.    Our income before taxes and minority interest decreased by $77 million, or 65%, to $41 million for the year ended December 31, 2004 from $118 million for the year ended December 31, 2003. This decrease was due primarily to the decline in gross profit percentage as discussed above, offset to an extent by the improvement in selling, general and administrative expenses.

Income tax provision.    Our provision for income taxes decreased by $32 million, or 65%, to $17 million for the year ended December 31, 2004 compared to $49 million for the year ended December 31, 2003 due to the reduction in pre-tax income. Our effective tax rate for the year ended December 31, 2004 was 43% compared to 42% for the year ended December 31, 2003. The effective tax rate for both periods was higher than the 35% effective U.S. federal statutory tax rate due principally to higher effective non-U.S. tax rates and, to a lesser extent, inclusion of state and local taxes net of the state and federal tax benefit.

Net income.    As a result of the foregoing, net income decreased by $43 million, or 64%, from $67 million for the year ended December 31, 2003 to $24 million for the year ended December 31, 2004.

Short Period Discussions on a Historical Basis

As a result of the Acquisition, our historical results of operations for the thirty-one days ended December 31, 2004 are reported on a different basis principally due to the application of the purchase method of accounting and thus are not comparable to previous periods of the Predecessor. Following is a discussion of the results of operations of the Predecessor for the period from January 1, 2004 to November 30, 2004 and of the Successor for the thirty-one days ended December 31, 2004 on a historical basis.

Period from January 1, 2004 to November 30, 2004

For the period from January 1, 2004 to November 30, 2004, the Predecessor generated net sales of $1,950 million, with cost of sales of $1,671 million, resulting in a gross profit of $279 million, or 14%

of sales. Selling, general and administrative expenses were $232 million, or 12% of sales. Restructuring charges were $2 million and consisted primarily of severance related costs. Operating profit was $45 million, while net income was $28 million, or 1% of sales.

Thirty-One Days Ended December 31, 2004

For the thirty-one days ended December 31, 2004, the Successor generated sales of $156 million, with cost of sales of $138 million, resulting in a gross profit of $18 million, or 12% of sales. Selling, general and administrative expenses were $21 million, or 13% of sales. Operating loss was $3 million, while net loss was $4 million, or 3% of sales.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table sets forth the amounts and dollar changes for Predecessor's operating results for the year ended December 31, 2002 compared to the year ended December 31, 2003 (Dollars in Millions):

	Year Ended December 31,		Dollar Change
	2002	2003
Net sales
Brake products	$1,030	$979	$(51)
Filtration products	543	562	19
Chassis products	191	189	(2)
Distribution and other	314	338	24
Intra-group eliminations	(20)	(23)	(3)
Total net sales	2,058	2,045	(13)
Cost of sales	1,656	1,675	19
Gross profit	402	370	(32)
Selling, general and administrative expenses	247	249	2
Restructuring charges	35	5	(30)
Operating profit	120	116	(4)
Other income, net	4	5	1
Interest expense	5	3	(2)
Income before taxes and minority interest	119	118	1
Income tax provision	(56)	(49)	7
Minority interest	(1)	(2)	(1)
Income before effect of change in accounting	62	67	5
Effect in change in accounting, net of tax	(22)	—	22
Net income	$40	$67	$27

Net sales.    Net sales decreased by $13 million to $2,045 million in 2003 compared to $2,058 million in 2002. This decline was attributable to declines in sales of brake, chassis and Beck/Arnley foreign nameplates parts, offset partially by growth in sales of filtration products and higher sales from our Quinton Hazell European parts supplier. The aggregate $53 million decline in brake and chassis product sales was due primarily to the fact that in 2002 NAPA, AutoZone, TRW and Delphi stocked their inventories with additional product lines throughout their distribution networks, which did not recur in 2003. The $19 million improvement in filtration products was due to strong growth in Europe (including approximately $8 million from favorable translation of European currencies into U.S. dollars) and increased sales to our largest North American customers. Distribution and other sales were negatively impacted by a $15 million decline in Beck/Arnley sales due to continued weakness in that market as well as operational issues related to the sale of Dana's engine management division, which was previously integrated with the Predecessor's business. This was more than offset by a $28 million increase in sales by Quinton Hazell in 2003, substantially all of which resulted from the translation of British pound sterling into U.S. dollars due to the depreciation of the U.S. dollar. The remainder of the change in distribution and other sales was due to increased sales in the Predecessor's South American distribution business. In aggregate, net sales benefited by $40 million due to the favorable impact of foreign currency translation from appreciation of the euro, Canadian dollar and

British pound sterling against the U.S. dollar. Excluding the impact of foreign currency translation, net sales decreased by $53 million in 2003 compared to 2002, driven by the decline in brake and chassis sales discussed above.

Cost of sales.    Cost of sales increased by $19 million, or 1%, to $1,675 million in 2003 compared to $1,656 million in 2002. As a percentage of net sales, cost of sales increased by approximately 1% to 81.9% in 2003 from 80.5% in 2002. During 2002, the Predecessor incurred $30 million of non-recurring expenses which were charged to cost of sales related to inventory impairment and reserves for returns of discontinued product lines. Excluding the impact of the 2002 non-recurring charges, cost of sales increased $49 million or 290 basis points as a percentage of sales, from 79% of sales in 2002 to 81.9% of in 2003. This was principally due to (1) higher levels of product returns due to customer reductions of inventory levels of approximately $14 million, (2) the unfavorable impact related to U.S. dollar-denominated sales of Canadian-manufactured products due to the appreciation of the Canadian dollar of approximately $10 million, (3) the impact of reduced production volumes on fixed cost absorption at certain locations, which management estimates to be approximately $10 million and (4) the impact of unfavorable mix and reduced selling prices in certain of the company's primary product lines.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased $2 million, or 1%, to $249 million in 2003 from $247 million in 2002. This increase was due to normal inflationary increases to wages and related costs as well as the impact of foreign currency translation, offset to an extent by reductions in certain advertising and promotion costs.

Restructuring charges.    Restructuring charges declined by $30 million, or 86%, to $5 million in 2003 from $35 million in 2002 as activities associated with the 2001 restructuring initiatives were completed.

Operating profit.    The declining sales, lower margin and increase in selling, general and administrative expenses described above resulted in a $4 million, or 3%, decrease in operating profit to $116 million in 2003 from $120 million in 2002. As a percentage of sales, operating profit was 6% in 2003, down slightly from 6% in 2002.

Income before taxes and minority interest.    Income before income taxes and minority interest decreased by $1 million from $119 million in 2002 to $118 million in 2003 due to the factors described above, and were primarily maintained by the reduction in restructuring charges offsetting the lower operating income as described above.

Income tax provision.    Income taxes decreased $7 million, or 13%, to $49 million in 2003 from $56 million in 2002. The effective tax rate for 2003 was 41.7% compared to 46.7% for 2002. The lower rate in 2003 principally resulted from a reduced impact from higher effective non-U.S. rates encountered in 2002. Non-U.S. rates were effectively higher as Dana's operations in certain countries including the United Kingdom, Venezuela and Belgium had net operating loss carryforwards for which a tax benefit had been reduced by a valuation allowance on the deferred tax asset.

Net income.    Net income increased $27 million, or 68%, to $67 million in 2003 from $40 million in 2002 due primarily to a $22 million charge recorded in 2002 for the effect of the change in accounting for goodwill and restructuring expenses that were lower by $30 million in 2003 when compared to 2002. Excluding the after-tax impact of restructuring expenses and the 2002 accounting change, net income declined by approximately $15 million in 2003. Such decline was due to the lower sales volume, lower associated margin, and other factors described above.

Liquidity and Capital Resources

    Historical

Historically, under Dana, we financed our capital and working capital needs through a combination of cash flows from operating activities and borrowing arrangements. In addition, certain of our foreign units had short-term borrowing capability through cash pooling arrangements.

    Debt and Commitments

Prior to the Acquisition, the principal source of liquidity for the Predecessor was cash flow generated from operations, and principal liquidity requirements were for working capital and capital expenditures. Following the Acquisition, our primary source of liquidity continues to be cash flow generated from operations. We also have availability under our revolving credit facility and receivables facility, subject to certain conditions, described below. Our primary liquidity requirements are expected to be for debt service, working capital, restructuring obligations and capital spending.

We spent $47 million and $15 million on capital expenditures during the year ended December 31, 2004 and six months ended June 30, 2005, respectively, and expect to spend a total of approximately $40 million on capital expenditures during 2005, primarily in connection with capital improvement programs for lean manufacturing implementation throughout the company.

We are significantly leveraged. In connection with the Acquisition, Affinia issued senior subordinated notes, entered into senior credit facilities, consisting of a revolving credit facility and term loan facilities, and initiated a trade accounts receivable securitization program. As of December 31, 2004 and June 30, 2005, we had $662 million and $660 million, respectively, in aggregate indebtedness outstanding, with an additional $118 million of borrowing capacity available under our revolving credit facility, after giving effect to $7 million in outstanding letters of credit, which reduced the amount available. As of December 31, 2004 and June 30, 2005, we also had $55 million and $27 million, respectively, outstanding under our receivables facility, of which $45 million and $17 million, respectively, qualified for sale accounting. In addition, we had a cash and cash equivalents balance of $80 million as of December 31, 2004 and $34 million as of June 30, 2005. Our liquidity requirements are significant, primarily due to debt service requirements and expected capital expenditures.

Senior credit facilities.    Our senior credit facilities consist of a revolving credit facility and a term loan facility. Our revolving credit facility provides for loans in a total principal amount of up to $125 million and matures in 2010. Our term loan facility provides for a $350 million term loan and matures in 2011. Proceeds from the term loan were used to fund the Acquisition.

The senior credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the bank's prime rate and (2) the federal funds rate plus one-half of 1% or (b) LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margins for borrowings under the revolving credit facility are 2.00% with respect to base rate borrowings and 3.00% with respect to LIBOR borrowings. The applicable margin for borrowings under the term loan facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The applicable margin for borrowings under the revolving credit facility may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum. We also paid customary letter of credit fees.

The term loan facility will amortize each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on November 30, 2011. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity on November 30, 2010.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including our senior subordinated notes), pay certain dividends and distributions or repurchase our capital stock, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing our indebtedness (including our senior subordinated notes), and change the business conducted by us and our subsidiaries. In addition, the senior credit facilities contain the following financial covenants: a maximum total leverage ratio; a minimum interest coverage ratio; and a maximum capital expenditures limitation. As of December 31, 2004 and June 30, 2005, we were in compliance with all of these covenants.

Indenture.    The indenture governing the senior subordinated notes limit our (and most or all of our subsidiaries') ability to incur additional indebtedness, pay dividends on or make other distributions or repurchase our capital stock, make certain investments, enter into certain types of transactions with affiliates, use assets as security in other transactions and sell certain assets or merge with or into other companies. Subject to certain exceptions, Affinia Group Inc. and its restricted subsidiaries are permitted to incur additional indebtedness, including secured indebtedness, under the terms of the senior subordinated notes.

Adjusted EBITDA is used to determine our compliance with many of the covenants contained in our senior credit facilities and in the indenture governing the senior subordinated notes. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under the indenture and our senior credit facility.

The breach of covenants in our senior credit facilities that are tied to ratios based on Adjusted EBITDA could result in a default under those facilities and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indenture. Additionally, under our debt facilities, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA. However, EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to net income as a measure of operating performance. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with our financing covenants.

The following table reconciles net income to EBITDA and Adjusted EBITDA (Dollars in Millions):

	Predecessor			Successor Restated	Predecessor	Successor
	Year Ended December 31,		January 1 to November 30,	December 1 to December 31,	Six Months Ended June 30,	Six Months Ended June 30,
	2002	2003	2004	2004	2004	2005
					(unaudited)	(unaudited)
Net income (loss)	$40	$67	$28	$(4)	$30	$(15)
Interest expense	5	3	2	5	1	27
Depreciation and amortization	46	46	41	4	22	23
Income tax	56	49	19	(2)	21	(10)
EBITDA	147	165	90	3	74	25
Effect of change in accounting, net of tax	22	—	—	—		—
Interest income	(4)	(3)	—	—	—	1
Restructuring charges(a)	35	5	2	—	—	—
Change in accounting(b)	—	—	25	—	—	—
Transaction costs retained by Dana(c)	—	—	15	—	1	—
Liabilities retained by Dana(d)	—	—	9	—	—	—
Minority interest(e)	1	2	—	—	1	—
Non-operating foreign exchange losses(f)	1	9	—	—	—	—
Other non-operating (income) expense(g)	(2)	(5)	—	—	—	—
One-time and other unusual (income) costs(h)	(9)	4	—	—	—	—
Substitution of stand-alone costs for allocated costs(i)	2	2	—	—	—	—
Beck/Arnley(j)	—	—	14	1	8	25
Permitted joint venture(k)	—	—	—	—	—	(1)
Other adjustments(l)	—	—	4	—	(3)	6
Adjusted EBITDA	$193	$179	$159	$4	$81	$56

(a)	Our restructuring plan, which we initiated in 2001 and completed in 2003, included a reduction of our workforce, the closure of 13 facilities, the sale of two non-core businesses, a reduction in real estate and improvements in working capital management. EBITDA has been adjusted to exclude costs associated with this restructuring, which are principally related to severance, asset write-downs and related exit costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Strategic Actions—Restructuring" and Note 19 to the audited combined financial statements included in this prospectus.

(b)	We incurred charges related to changes in accounting for inventories and cash discounts that can be added back to EBITDA per our senior credit facilities.

(c)	We incurred severance and other transaction related costs that are added back to EBITDA per our senior credit facilities.

(d)	We incurred costs related to pensions and other post-employment benefits and other Dana retained liabilities that are allowed to be added back to EBITDA per our senior credit facilities.

(e)	We incurred charges for the minority interest for a number of non-wholly owned subsidiaries, most significantly our Polish subsidiary. EBITDA is adjusted to eliminate the minority interest charge. Dana purchased the minority interest in our Polish subsidiary in July 2004 in anticipation of the Acquisition.

(f)	As part of Dana, we maintained certain U.S. dollar denominated cash and intercompany balances in Canada, which resulted in significant foreign exchange losses until December 2003 when this financing arrangement was terminated and the balances were settled. Since these losses resulted from Dana's arrangements that have been discontinued and were not reinstituted after the Acquisition, they have been added back to EBITDA.

(g)	EBITDA includes non-operating income and expense related to the sale of assets, including a $4 million gain on the sale of a closed facility in the United Kingdom in the fourth quarter of 2003. We have excluded profit and loss on the sale of fixed assets recorded in non-operating income and expense from our calculation of Adjusted EBITDA

(h)	We incurred certain other non-recurring costs that have been excluded from Adjusted EBITDA. These include non-recurring charges and write-offs as well as the cost associated with previously closed facilities that Dana retained after the Acquisition.

(i)	Dana has historically allocated a portion of its costs related to general corporate services to us. Adjusted EBITDA eliminates these allocated costs and adds the expenses we believe we would have incurred to perform these functions on a stand-alone basis.

(j)	Adjustments for negative EBITDA of Beck/Arnley in accordance with our senior credit facilities.

(k)	Adjustment for net income of certain joint ventures to be excluded per our senior credit facilities.

(l)	Certain costs such as restructuring, change-over costs and certain other non-recurring charges are allowed to be added back to EBITDA per our senior credit facilities.

Our covenant levels and ratios for the four quarters ended June 30, 2005 are as follows:

	Covenant Compliance Level at June 30, 2005	Ratios
Senior Credit Facilities
Minimum Adjusted EBITDA to cash interest ratio	2.00x	2.90x
Maximum net debt to Adjusted EBITDA ratio	5.25x	4.64x
Indenture
Minimum Adjusted EBITDA to Consolidated Interest Expense required to incur additional debt pursuant to ratio provisions	2.00x	2.86x

Receivables facility.    Our off-balance sheet receivables facility provides up to $100 million in funding, based on availability of eligible receivables and satisfaction of other customary conditions. A portion of the available funding under the receivables facility was used to finance the Acquisition and the remainder is available for general corporate purposes. Under the receivables facility, receivables are sold by certain subsidiaries of our company to a wholly-owned bankruptcy remote finance subsidiary of the company, which transfers an undivided interest in the purchased receivables to a commercial paper conduit or its bank sponsor in exchange for cash.

Affinia Group Inc., as the receivables collection agent, services, administers and collects the receivables under the receivables purchase agreement for which it receives a monthly servicing fee at a rate of 1.00% per annum of the average daily outstanding balance of receivables. The receivables facility fees include a usage fee paid by the finance subsidiary, that varies based upon the company's leverage ratio as calculated under the senior credit facilities. Funded amounts under the receivables facility bear interest at a rate equal to the conduit's pooled commercial paper rate plus the usage fee. At June 30, 2005, the usage fee margin for the receivables facility was 1.25% per annum of the amount funded. In addition, the finance subsidiary is required to pay a fee on the unused portion of the receivables facility that varies based upon the same ratio. At June 30, 2005 the unused fee was 0.50% per annum of the unused portion of the receivables facility.

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance from time to time. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, obligor concentrations, average days outstanding and the costs of the facility. As of December 31, 2004 and June 30, 2005, $250 million and $288 million, respectively, of our accounts receivable balance was considered eligible for financing under the program, of which approximately $79 million and $73 million, respectively, was available for funding. At December 31, 2004 and June

30, 2005, we had $55 million and $27 million outstanding under this facility, of which $45 million and $17 million, respectively, qualified for sale accounting.

The receivables facility contains conditions, representations, warranties and covenants similar to those in the senior credit facilities. It also contains amortization events similar to the events of default under the senior credit facilities, plus amortization events relating to the quality and performance of the trade receivables. If an amortization event occurs, all of the cash flow from the receivables sold to the finance subsidiary will be allocated to the receivables facility until it is paid in full.

Six Months Ended June 30, 2005 compared to the Six Months Ended June 30, 2004

Net cash provided by or used in operating activities

Net cash provided by or used in operating activities for the six months ended 2004 and 2005 was a $13 million and a $2 million use of cash, respectively. The $2 million use of cash from operating activities for the first six months of 2005 was principally due to a $55 million increase in accounts receivables offset by a $36 million decrease in inventories and a $30 million increase in accounts payables.

The increase in accounts receivables and accounts payables was due principally to the timing of cash collections due to the cyclical nature of the industry in which the company operates.

Net cash used in investing activities

Historically, net cash used in investing activities has been for capital expenditures, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the six months ended June 30, 2004 and 2005 were $20 million and $15 million, respectively.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Net cash provided by or used in operating activities as restated

Net cash provided by or used in operating activities for the years ended December 31, 2003 and 2004 was a $115 million source of cash and a $4 million use of cash, respectively. The $119 million decrease in net cash provided by operating activities was principally due to a $48 million increase in inventory and a $43 million reduction in net income. The net decrease in trade accounts receivables of $15 million was significantly offset by the $45 million outstanding under the receivables facility discussed above.

The increase in inventory was due principally to higher levels of brake and chassis inventory caused by the unplanned decline in sales demand in the third quarter of 2004 without a corresponding decline in production levels or a reduction of off-shore purchases due to the long lead times required to ship products from overseas regions.

The $43 million reduction in net income was due primarily to a decline in gross profit as a result of raw material cost increases, particularly relating to raw steel and steel-related components used in our brake, chassis and, to a lesser extent, filtration products.

Net cash used in investing activities

Historically, net cash used in investing activities has been for capital expenditures, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures for the year ended December 31, 2003 and 2004 were $44 million and $47 million, respectively. Proceeds from sales of assets were $7 million for each of the years ended December 31, 2003 and 2004.

Impact of the Acquisition and Related Financing

As a result of the Acquisition, our assets and liabilities were adjusted to their preliminary estimated fair value as of November 30, 2004, the closing of the Acquisition. Accordingly, our interest expense is higher than it was prior to the Acquisition. The excess of the total purchase price over the value of our net assets at November 30, 2004, the date of the closing of the Acquisition, was allocated to goodwill and other intangible assets. These long-lived assets are subject to annual impairment review.

Seller Note.    As part of the financing in connection with the Acquisition, Affinia Group Holdings Inc., our ultimate parent company, issued subordinated pay-in-kind notes due 2019 with a face amount of $74.5 million (collectively, the "Seller Note") to an affiliate of Dana. The Seller Note had an estimated fair value of $50 million upon issuance. We and the guarantors of our senior subordinated notes have no obligations with respect to the Seller Note.

The Seller Note will mature on November 30, 2019. The interest rate on the Seller Note is 8% per annum initially, with an increase to 10% per annum from November 30, 2009, payable in kind at the option of Affinia Group Holdings Inc. Affinia Group Holdings Inc. may prepay at its option all or part of the Seller Note at specified prepayment prices. Upon a change of control, the holder shall have the right to require Affinia Group Holdings Inc. to repurchase the Seller Note at specified prepayment prices. Under specified circumstances, Affinia Group Holdings Inc. will be required to offer to redeem a portion of the Seller Note at specified prepayment prices using 17.5% of dividends proposed to be made. Notwithstanding Affinia Group Holdings Inc.'s option to make cash interest payments, our senior credit facilities and the indenture governing the senior subordinated notes limit our ability to make dividends to Affinia Group Holdings Inc. for the purpose of making any payments in respect of, or otherwise servicing, the obligations represented by the Seller Note.

Payment under the Seller Note is structurally and contractually subordinated to the prior payment in full of our senior subordinated notes and all our other senior debt and any senior debt of Affinia Group Holdings Inc. Any holder may sell or otherwise transfer all or part of the Seller Note (in no less than increments of $10 million of the principal amount) with the prior written consent of Affinia Group Holdings Inc. which consent shall not be unreasonably withheld if such transfer would not adversely affect Affinia Group Holdings Inc., and its affiliates.

Contractual Obligations and Commitments

Cash obligations.    Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under debt obligations and under operating lease agreements. The following table summarizes our fixed cash obligations, excluding interest payments, over various future periods as of December 31, 2004 (Dollars in Millions):

	Payments Due By Period
Contractual Cash Obligations	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Debt obligations	$652	$6	$7	$7	$632
Operating leases	104	22	28	17	37
Total contractual obligations	$756	$28	$35	$24	$669

Not included above was $55 million outstanding under our receivables facility as of December 31, 2004.

At December 31, 2004, the company had purchase commitments for property, plant and equipment of approximately $3 million.

Commitments and Contingencies

We are party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on product liability claims and alleged violations of environmental laws. As part of the Acquisition, Dana retained responsibility for the defense of, and any liabilities associated with, all legal proceedings commenced prior to November 30, 2004, relating to, arising out of or resulting from the operations we acquired from Dana. In addition, Dana retained responsibility for certain other liabilities related to the period prior to November 30, 2004. Subsequent to November 30, 2004, the company has not been served in any legal proceeding for which Dana has not retained responsibility.

The Successor had 54 pending asbestos-related product liability claims at December 31, 2004 involving subsidiaries acquired from Dana in the Acquisition. As part of the Acquisition, Dana retained responsibility for the defense of, and all liabilities associated with these claims, in addition to responsibility for all asbestos-related liabilities arising from products manufactured or sold or services performed prior to November 30, 2004. The Predecessor had approximately 270 pending asbestos-related product liability claims at December 31, 2003, compared to approximately 310 pending claims at December 31, 2002. At both dates, the Predecessor had accrued $1 million for defense costs for such claims. The Successor has never produced any products containing asbestos.

We have various accruals for contingent non-asbestos product liability costs. At December 31, 2002, 2003 and 2004, we had $1 million, $4 million and less than $1 million accrued, respectively. There are no recoveries expected from third parties. There was no difference between our minimum and maximum estimates for these liabilities at any date. If there is a range of equally probable outcomes, we accrue the lower end of the range.

We estimate contingent environmental liabilities based on the most probable method of remediation, current laws and regulations and existing technology. Estimates are made on an undiscounted basis and exclude the effects of inflation. If there is a range of equally probable remediation methods or outcomes, we accrue the lower end of the range. At December 31, 2002, 2003, and 2004 we had $2 million, $1 million and less than $1 million accrued, respectively. There are no recoveries expected from third parties. There was no difference between our minimum and maximum estimates for these liabilities at either date.

Recent Accounting Pronouncements

As discussed in Note 4 to the audited combined financial statements contained elsewhere in this prospectus, we adopted new accounting pronouncements on January 1, 2004. These pronouncements did not have a material effect on our financial position as of January 1, 2004 or results of operations or cash flows for the year ended December 31, 2004. Our critical accounting estimates, as described elsewhere in this prospectus, were not materially affected by the new pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, which are potential losses arising from adverse changes in market rates and prices, such as currency fluctuations and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

    Currency risk

Outside of the United States, we maintain assets and operations in Canada, Europe, Mexico, South America and Asia. The results of operations and financial position of our foreign operations are principally measured in their respective currency and translated into U.S. dollars. As a result, exposure to foreign currency gains and losses exists. The reported income of these subsidiaries will be higher or lower depending on an appreciation or depreciation of the U.S. dollar against the respective foreign currency. Our subsidiaries and affiliates also purchase and sell products and services in various currencies. As a result, we may be exposed to cost increases relative to the local currencies in the markets in which we sell. Because a different percentage of our revenues is in foreign currency than our costs, a change in the relative value of the U.S. dollar could have a disproportionate impact on our revenues as compared to our costs. As the Canadian currency strengthened in 2003 and 2004, our margins were adversely affected.

A portion of our assets are based in our foreign locations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected in other comprehensive income (loss). Accordingly, our shareholders' equity will fluctuate depending upon the appreciation or depreciation of the U.S. dollar against the respective foreign currency. Similarly, the revenues and expenses of our foreign operations are transacted at average rates during the period such that exchange rate movements can have a significant impact on our sales trend, and to a lesser extent on our profits.

Our strategy for management of currency risk relies primarily on conducting our operations in a country's respective currency and may, from time to time, involve currency derivatives.

    Interest rate risk

As of June 30, 2005, we had $350 million of variable rate debt and $27 million of sales of receivables outstanding under our receivables facility. A 1% increase in the average interest rate would increase future interest expense (including financing costs associated with our receivables facility) by approximately $4 million per year. We are required by our senior credit facilities, for a period of not less than two years, to maintain in effect appropriate interest protection and other hedging arrangements so that at least 40% of our aggregate obligations under the term loan facility, our senior subordinated notes and any additional senior subordinated notes we might issue will bear interest at a fixed rate. At June 30, 2005, the percentage of fixed to variable rate debt of our aggregate obligations under the term loan facility and senior subordinated notes was approximately 50%.

BUSINESS

We are a leading designer, manufacturer and distributor of motor vehicle components, primarily to the aftermarket, for passenger cars, sport utility vehicles ("SUVs"), light and heavy trucks and off-highway vehicles. Our broad range of brake, filtration and chassis products are sold in North America, Mexico, Europe and South America. Based on 2004 net sales, we believe we hold either the #1 or #2 market position in North America in brake components and the #1 market position in North America in filtration components, both of which by their nature sustain significant wear and therefore must be routinely replaced, and the #2 market position in North America in chassis components. Our brake, filtration and chassis product lines represented approximately 86% of our net sales in 2004. Our brands include WIX, Raybestos, AIMCO, McQuay-Norris, Nakata and Quinton Hazell. Additionally, we provide private label offerings for NAPA®, CARQUEST® and ACDelco® and co-branded offerings for Federated Auto Parts ("Federated") and Parts Plus. For the year ended December 31, 2004, our net sales were approximately $2.1 billion.

Our extensive product offering fits nearly every car and light truck vehicle make and model on the road, allowing us to serve as a full line supplier to our customers for our product categories. These customers primarily include large aftermarket distributors and retailers selling through a channel to professional installers. Our customer base also includes certain original equipment service ("OES") market participants. Many of our customers are leading aftermarket companies, including NAPA, CARQUEST, Aftermarket Auto Parts Alliance, The Pep Boys—Manny, Moe & Jack ("Pep Boys"), CSK Auto, Inc. ("CSK") and Federated. As an active participant in the automotive aftermarket for more than 60 years, we have developed many long-standing customer relationships. Consequently, our top ten customers in 2004 had been doing business with us for an average of 26 years. Our approximately 540 sales and customer service professionals help to ensure our customers receive quality products and services. Our customers have recognized the quality and reliability of our products and services by presenting us with numerous awards over the years, including a total of 29 awards in 2003 and 2004 and numerous awards to date in 2005.

We derived approximately 85% of our 2004 net sales from the automotive aftermarket. The growth of the aftermarket has been, and we believe will continue to be, affected by the size, age and use of the population of vehicles in operation, as opposed to annual production and sales of new vehicles. From 1995 to 2004, the North American light vehicle population experienced a compound annual growth rate of 2.1%. We believe that the aftermarket will continue to grow steadily as a result of continued increases in (1) the light vehicle population, (2) the average age of light vehicles, (3) the total number of vehicle miles driven per year and (4) the prevalence of SUVs and light trucks in the fleet mix, which generally have greater service requirements than other passenger vehicles. According to the Automotive Aftermarket Industry Association, the U.S. automotive aftermarket is forecast to grow by 4.5% in 2005.

We believe we have achieved our leading market positions due to the reputation of our brands and products among professional automotive technicians, who are the primary installers of the types of components we supply to the automotive aftermarket. These professionals prefer to order reliable, well known brands because it is industry practice to replace, free of any labor or service charge, malfunctioning parts. We believe that the reputation of our brands for form, fit, and functional quality creates and maintains significant demand for our products from these technicians and throughout the aftermarket supply chain.

Our principal product areas are described below (Dollars in Millions):

Product	2004 Net Sales	Percent of 2004 Net Sales	Representative Brands	Product Description
Brake products	$1,065	50%	Raybestos, NAPA, CARQUEST, AIMCO and ACDelco	Drums, rotors, calipers, friction and hydraulic components
Filtration products	$610	29%	WIX, NAPA and CARQUEST	Oil, fuel, air and other filters for light-, medium- and heavy-duty vehicle applications
Chassis products	$163	7%	Spicer, NAPA Chassis, McQuay-Norris, ACDelco and Nakata	Steering, suspension and driveline components
Distribution and other	$293	14%	Quinton Hazell	Various European aftermarket products
Eliminations for intercompany sales	$(25)

Total net sales	$2,106

Industry Overview

We estimate that the market for our primary automotive aftermarket products in North America was approximately $5.0 billion in aggregate wholesale sales in 2004. The suppliers to this market consist of a few large participants and many smaller ones. We are one of the largest participants, offering a full line of quality products within our market. To facilitate efficient inventory management, many of our customers rely on larger suppliers like us to have full product line offerings, consistent service and timely delivery. There are important advantages to having meaningful size and scale in our industry, including the ability to support significant distribution operations, sophisticated inventory management capabilities and broad product line offerings.

In general, automotive aftermarket industry participants can be categorized into three major groups: (1) manufacturers of parts, (2) distributors of replacement parts (without manufacturing capabilities) and (3) installers, both professional and do-it-yourself ("DIY"). Distributors purchase products from manufacturers and sell them to wholesale or retail operations, which in turn sell them to those who install the parts.

The distribution group is comprised of the (1) traditional, (2) retail and (3) Original Equipment Manufacturer ("OEM") and OES channels. Typically, professional installers purchase their products through the traditional channel, and DIY mechanics purchase products through traditional and retail stores. The traditional channel includes such well-known distributors as NAPA, CARQUEST, Federated, the Aftermarket Auto Parts Alliance and Parts Plus. Through a network of distribution centers, these distributors sell primarily to owned or affiliated stores, which in turn supply professional installers. The retailer sector includes Advance Auto Parts, CSK and Pep Boys. OEM and OES channels consist primarily of new vehicle manufacturers' service departments at new vehicle dealerships.

Automotive aftermarket products can be classified into three primary groups: (1) routine service parts, such as oil, fuel, air and other filters, lubricants, fluids and tune up parts; (2) parts that are designed to wear and be replaced ("wear parts"), such as brake and chassis system components, including pads, rotors, shoes, drums, shock absorbers, steering and other suspension components; and (3) components that commonly fail, such as batteries, starters, alternators and rubber products. We primarily compete in the routine service parts and wear parts product categories of the aftermarket.

We believe that these are the most attractive product categories of the aftermarket given the frequency of replacement for brake system parts and filters and the historical and expected growth in these product categories.

We believe that the growth in automotive aftermarket product sales has been driven by the following key factors:

Increasing Light Vehicle Population.    U.S. light vehicle population has been increasing steadily in recent years, driven principally by population growth and the increase in average vehicles in service per person. As of 2004, there were over 225 million light vehicles in operation in the United States. This figure has risen steadily each year, increasing by a total of 20% from approximately 187 million light vehicles in use in 1995.

Increasing Average Age of Vehicles.    As of 2004, the average light vehicle age in the United States was 9.4 years, compared to an average of approximately 8.5 years in 1995. As average vehicle age continues to rise, the use of aftermarket parts is expected to continue to increase.

Increasing Total and Average Miles Driven.    In the United States, total light vehicle miles driven has risen from 2.4 trillion in 1995 to 2.9 trillion in 2004, an increase of 21%. Average annual miles driven per year per car in service has increased from approximately 11,203 in 1995 to approximately 12,376 in 2004, representing an increase of approximately 10%.

Increasing Prevalence of SUVs and Light Trucks.    The Automotive Aftermarket Industry Association estimates that the number of SUVs and light trucks currently in operation in the United States has increased 45% from 1995 to 2004. Since larger and heavier vehicles place more wear on brake systems and chassis components, increases in the population of these vehicles are expected to result in corresponding increases in the sale of aftermarket brake and chassis components. Additionally, we expect the increasing prevalence of light trucks to increase the demand for filtration products due to increased use of diesel engines in trucks, which require more complex filtration and more frequent maintenance. Additionally, the percentage of light vehicles in operation that use disc brakes, rather than drum brakes, continues to increase and is eventually expected to include all light vehicles. Smaller and lighter weight disc brake systems have shorter operational lives than drum brakes, as well as brake shoes and other drum-system components, and therefore require more frequent replacement.

Our Competitive Strengths

Our company benefits from the following competitive strengths:

    One of the Largest Aftermarket Parts Suppliers

We are one of North America's largest suppliers of automotive aftermarket parts with leading market positions in all of our primary products. Based on 2004 net sales, we believe we hold either the #1 or #2 market position in North America in brake parts, the #1 market position in North America in filtration products and the #2 market position in North America in chassis components. Approximately 86% of our net sales in 2004 were in these product categories. We believe our leading market positions provide us with manufacturing and distribution economies of scale, purchasing efficiencies, the ability to spread fixed costs across a large sales base and national marketing and advertising synergies.

    Leader in Higher Growth Aftermarket Products

We focus on product categories anticipated to be among the fastest growing areas of the automotive aftermarket. As the chart below indicates, the brake and filter product categories of the aftermarket are expected to grow faster than most other product categories. Our brake and filtration products together accounted for approximately 79% of our 2004 sales.

U.S. Light Vehicle Aftermarket Sales Growth by Product Category
2001-2005 Compound Annual Growth Rates(1)

(1)	Source: Lang Marketing.

Well-Known Portfolio of Brand Names

Our well-known portfolio of brands includes WIX, Raybestos, AIMCO, Spicer chassis, McQuay-Norris, Nakata, and Quinton Hazell. We also provide private label offerings for NAPA, CARQUEST, ACDelco and co-branded offerings for Federated and Parts Plus. Additionally, our Raybestos brand is designated as "The Official Brakes of NASCAR" and WIX, the #1 filter for cars on the NASCAR circuit, is an exclusive NASCAR "Performance Product." As a result of their reputation for form, fit, function and quality, we believe our brands are preferred by professional installers, who are the most common end-users of components in the automotive aftermarket. We believe our Raybestos brand brake pads have a reputation for less noise and greater nationwide availability than our competitors' products. We believe that through our WIX line of filters we have the broadest filter product line offering in the aftermarket and make quality filters fitting nearly every motor vehicle in North America.

Strong Customer Relationships

Our leading market positions, products, brands and strong customer service capabilities have enabled us to maintain long-standing relationships with our key customers and, in certain cases, to become their primary supplier of brake, filtration and chassis products. Our top ten customers in 2004 have been doing business with us for an average of 26 years. Our customers include most of the leading distributors and retailers in the automotive aftermarket. We have supplied NAPA, our largest customer, with brake and filter products for 39 years. Similarly, we have supplied CARQUEST, our second largest customer, with brake and filter products for 16 years. Additionally, we provide our primary customers with an extensive range of services which help build customer loyalty and generate repeat business. These services include detailed product catalogs, e-catalogs, technical services, electronic data interchange and point-of-sale marketing materials. For CARQUEST, we also employ a dedicated sales force that sells these customers' private-label product offerings directly to professional installers. We have been officially recognized by many of our customers for our service commitment. In 2003 and 2004 alone, we were presented with 29 individual customer awards, including the Spirit of NAPA, CARQUEST Supplier of the Year and Vendor of the Year awards from Federated, Aftermarket Auto Parts Alliance, Parts Plus and Independent Auto Parts of America.

Breadth of Quality Products and Services

We believe that we have the broadest offering of components in the automotive aftermarket in which we compete in North America. By continuously introducing new products and by technologically enhancing existing products, we are able to meet the needs of a wide variety of customers. Our ability to fit almost every vehicle on the road with brake components and filters enables our customers to primarily use our products to satisfy their brake and filter needs. We believe that we also provide our customers with superior product sales support through our approximately 540 sales and customer service professionals who ensure an efficient "route to market" via their extensive long-standing customer relationships. Additionally, we achieve typical order fill rates of approximately 95% and cycle times ranging between 24 and 48 hours.

Experienced Management Team

Our operations are led by an experienced management team. Our top ten managers, led by our chief executive officer, Terry McCormack, have an average of 26 years in the automotive industry. Additionally, all of our top executives are active in industry associations such as the Automotive Warehouse Distributors Association, Motor & Equipment Manufacturers Association, Automotive Aftermarket Industry Association and Automotive Aftermarket Suppliers Association, and serve on various boards, councils and industry action groups.

Our Business Strategy

Capitalize on Favorable Aftermarket Trends

We are focused on expanding our product lines and solidifying our position as a leading provider of automotive aftermarket brake, filtration and chassis parts in order to capitalize on several trends that are likely to affect growth and profitability positively in the aftermarket. The aftermarket has historically experienced stable growth rates, and the U.S. automotive aftermarket is forecast to grow by 4.5% in 2005. From 1995 to 2004, the North American light vehicle population experienced a compound annual growth rate of 2.1% with stable growth in each year. Additionally, the markets for our primary products are expected to grow at higher rates than the overall aftermarket.

Focus on Operating Efficiency and Cash Flow Generation

From 2001 through 2003, we closed 13 facilities, sold two non-core businesses, reduced our workforce by approximately 10%, reduced the amount of real estate we owned or leased by 1.1 million square feet and improved working capital management, which allowed us to increase our manufacturing capacity utilization, improve our cost structure and enhance profitability. In 2004, we also identified several additional opportunities, including our strategic restructuring plan discussed elsewhere in this prospectus, to further reduce costs and improve profitability through rationalizing manufacturing operations and focusing on low-cost sourcing opportunities. In addition, new product designs utilizing less expensive parts, lighter weight materials and fewer components are expected to yield incremental cost savings for us. We believe that our focus on operating cost savings and achieving a high return on assets, combined with our relatively low capital expenditure requirements, will allow us to continue to generate free cash flow in the future.

Expand Foreign Sourcing Initiatives

We are expanding foreign sourcing in an effort to increase our share in certain markets and to generate cost savings. We have pursued low-cost foreign sourcing by serving as a distributor to foreign manufacturers, by increasing our production capacity in low-cost foreign countries, and through strategic supply arrangements, joint ventures or acquisitions. We believe that by leveraging our brand names and by sourcing lower-cost materials from other countries, we will be able to increase our market share in our value-priced line of products. We believe increasing our market share of these value-priced products will provide us with an opportunity to increase sales and profits. Additionally, in order to reduce our overall cost base, we will pursue opportunities to outsource our low-volume part numbers. We will continue to leverage our existing overseas facilities and relationships to lower our production costs.

Further Penetrate OES Markets

We intend to significantly grow our sales to OES customers over the next several years. Historically, most OES customers have been required by OEMs to purchase brake, filter and chassis components from OEM suppliers. However, dealers generally prefer to purchase from automotive aftermarket suppliers who can provide a greater variety of components at lower prices than OEM suppliers. Recently, many vehicle dealerships have begun providing "all-makes" service whereby dealerships will service a vehicle even if they do not sell the make or model being serviced. In these circumstances, OEMs cannot require their dealerships to purchase components exclusively from their suppliers, and therefore dealerships can choose to purchase components from aftermarket suppliers. To take advantage of this trend, we have significantly bolstered our sales effort to OES customers. We believe the volumes generated by OES customers will provide an opportunity to increase our sales and profitability.

Products

We offer primarily three types of products: brake products, which include brake drums and rotors, pads and shoes and hydraulic brake system components; filtration products, which include oil, fuel, air and other filters; and chassis products, which include steering, suspension and driveline components. We have an extensive product offering, consisting of more than 40,000 distinct parts that fit nearly every vehicle make and model in service, the breadth of which allows some of our customers to use us as their primary supplier of brake, filtration and chassis products. Each distinct part we manufacture is assigned a "part number" and can be produced under various brand names for our customers.

Brake Products

We are a leading designer, manufacturer, marketer and distributor of a broad range of brake products for the automotive aftermarket. Based on 2004 net sales, we believe we hold either the #1 or #2 market position in North America for brake components. We offer more than 20,000 brake part numbers for nearly all domestic and import vehicles in service in 2004. Our products include master cylinders, wheel cylinders, hardware and hydraulics, drums, shoes, linings, bonded/riveted segments, rotors, brake pads, calipers and castings. We primarily sell our brake products into the three primary distribution channels—traditional, retail and OEM/OES.

We have an extensive offering of high quality, premium products that generally command premium prices and enjoy an excellent reputation with professional installers. The products are sold under our leading premium brand name, Raybestos, as well as the AIMCO brand name. We believe the Raybestos brand name is the most recognized brake product brand in the aftermarket. In addition to our own brands, we also provide private labeled offerings for NAPA and CARQUEST. We believe our success in the brake market is partly due to our aggressive brand promotion and positioning. For example, Raybestos is designated as "The Official Brakes of NASCAR" and is a NASCAR "Performance Product."

Our vertically integrated manufacturing capabilities enable us to quickly enter the market with new brake products. We introduced over 1,200 new brake part numbers in 2004, enabling our brake program to provide extensive coverage in the aftermarket. We maintain an active research and development program, which analyzes all new models and platforms.

Our automotive aftermarket and OEM brake customers have differing needs and requirements. Aftermarket customers rely on our expertise for product design and engineering. These customers are highly focused on delivery time for their unpredictable and changing volume requirements, as they prefer to carry lower inventory levels while demanding full product coverage of different makes and models. In contrast, OEM customers provide more consistent sales volumes. However, they require more individualized engineering and quality processes, as they are subject to mandated and self-imposed quality and safety standards. In order to effectively compete for orders from OEM customers, we propose product improvements and cost reduction ideas to these customers. We view the OEM channel as a potential source of growth.

This product category has and is expected to continue to have one of the highest growth rates in the automotive aftermarket due to the proliferation of SUVs and other heavy vehicles which tend to generate greater wear of brake system products.

The brake aftermarket is comprised of several large manufacturers: our company, Federal Mogul Corp. under the brand name Wagner, Genuine Parts Co. under the brand name Rayloc, Honeywell International Inc. under the brand name Bendix, and Cardone Industries Inc. under the brand name A1 Cardone.

Filtration Products

We are a leading designer, manufacturer, marketer and distributor of a broad range of replacement filtration products for the automotive aftermarket. Based on 2004 net sales, we believe we hold the #1 market position in North America for filtration components. We are one of the few aftermarket suppliers of heavy-duty and light-duty filters, which helps secure our leading market position. Our filtration product lines include oil, fuel, air, cabin air and other filters for automobiles, trucks and off-road equipment. We offer more than 3,500 part numbers for a variety of industrial equipment and motor vehicle applications which fit nearly every vehicle make and model in service. We sell our filtration products into the traditional channel, and to a lesser extent into the OEM/OES channels.

Under our well-known WIX brand, we offer automotive, diesel, agricultural, industrial and specialty filter applications. WIX is the #1 filter for cars on the NASCAR circuit and an exclusive NASCAR Performance Product. We also provide a comprehensive private label product offering to our two largest customers, NAPA and CARQUEST. We also sell our filters under the Kralinator brand in Canada and the Filtron brand in Europe.

We are the second largest supplier of heavy-duty filters in the automotive aftermarket and the fourth largest aftermarket supplier of light-duty filters. We place strategic emphasis on the heavy-duty sector as it continues to offer greater stability than the light-duty sector.

The heavy-duty filtration market is expected to continue to grow at a stable rate as demand for heavy-duty oil filters is expected to increase due to newer diesel engines with exhaust gas recirculation technology, which generates more soot particulates as compared to older engine designs, thereby increasing engine filtration demands. Overall heavy-duty filter demand is expected to experience stable growth, as there are more filters per engine in newer vehicles. Proprietary filtration designs and increasingly complicated filtration systems are also expected to create additional demand.

Chassis Products

We are a leading designer, manufacturer, marketer and distributor of a broad range of chassis components in the automotive aftermarket. Based on 2004 net sales, we believe we hold the #2 market position in North America for chassis components. We offered approximately 6,100 chassis part numbers for nearly all domestic and import vehicles in service in 2004. Our chassis parts include steering, suspension and driveline components such as ball joints, tie rods, pittman arms, idler arms, drag links, control arms, center links, stabilizers and other related parts. In addition to our own brands, including Spicer, Nakata and McQuay-Norris, we provide private labeling for NAPA and other customers. We sell our chassis products into the three primary distribution channels—traditional, retail and OEM/OES.

As with our brakes and filtration products, our vertically integrated chassis manufacturing activities allow us to be first to market and exceed the product breadth of our competitors. In 2004, we introduced over 800 new chassis part numbers, enabling our chassis program to expand our offerings in the automotive aftermarket.

Chassis products by their nature wear out and need to be replaced periodically. Frequency of replacement depends on the use of the vehicle. As a result, fleet construction and off-road vehicles typically need to have chassis parts replaced more frequently than other types of vehicles. We believe growth in the replacement of chassis components will be driven by an increase in the proliferation of replaceable chassis components and in the average age of vehicles.

Distribution and Other

Our distribution and other business includes our Quinton Hazell European parts supplier and our South American distribution operations.

Quinton Hazell designs, manufactures and distributes a wide range of aftermarket replacement motor vehicle components for customers throughout the United Kingdom and Continental Europe, primarily under the Quinton Hazell brand name. It is focused on supplying Europe's independent aftermarkets as a "one-stop shop" for regional automotive aftermarket suppliers. Its products include cooling, transmission, steering and suspension, brakes, shock absorbers, electrical and filter products. In addition to the Quinton Hazell brand, Quinton Hazell supplies components under nine other subordinate brands targeting specific industries and/or geographies.

Our South American operations primarily distribute chassis parts, fuel pumps, engine parts, filters, shock absorbers and other products to the South American automotive aftermarket. The business also manufactures shock absorbers under the Nakata brand for sale in the South American market.

Sales Channels and Customers

We distribute our products across several sales channels, including traditional, retail and OEM and OES channels. Our ten largest customers accounted for 55% of our gross sales in 2004, with approximately 23% and 9% derived from our two largest customers, NAPA and CARQUEST, respectively. During 2004, we derived 66% of our net sales from within the United States and 34% of our net sales from outside the United States.

We have maintained long-standing relationships with our customers and, consequently, our top ten customers in 2004 have been doing business with us for an average of 26 years. Some of our most significant customers include NAPA, CARQUEST, Aftermarket Auto Parts Alliance, Pep Boys, CSK and Federated, each of which is a key player in the automotive aftermarket.

The following table provides a description of the primary sales channels to which we supply our products.

Primary Sales Channels	Description	Customers
Traditional	Warehouses and distribution centers that supply local distribution outlets, which sell to professional installers.	NAPA, CARQUEST, Federated, Uni-Select, PartsPlus
OEM and OES	New vehicle manufacturers and service departments at new vehicle dealerships.	GM/GMSPO, Delphi, Robert Bosch, TRW Automotive, DaimlerChrysler
Retail and Mass Merchant	Retail stores, including national chains that sell replacement parts directly to consumers (the DIY market) and to some professional installers.	Pep Boys, CSK

The traditional channel is important to us because it is the primary source of products for professional installers. We believe that the reputation of our brands for form, fit and functional quality promotes significant demand for our products from these installers and throughout the automotive aftermarket supply chain. We have many long-standing relationships with leading distributors in the traditional channel such as NAPA and CARQUEST, for whom we have manufactured products for 39 and 16 years, respectively.

The retail channel has historically provided us with steadily increasing revenue streams. As retailers become increasingly focused on consolidating their supplier base, we believe that our broad product offering, product quality, sales and marketing support and customer service capabilities make us more valuable to these customers.

We intend to significantly grow our sales to OES customers over the next several years. Recently, many vehicle dealerships have begun providing "all-makes" service whereby dealers will service a vehicle even if they do not sell the make or model being serviced. In these circumstances, OEMs cannot require their dealerships to purchase components exclusively from their suppliers, and therefore dealerships can choose to purchase less expensive components from automotive aftermarket suppliers. To capitalize on this trend, we have significantly bolstered our sales effort to OES providers. We believe the volumes generated by OES customers, especially in brakes, will provide an opportunity for significant increases in our sales and profitability. We also sell to second tier OEM suppliers.

Customer Support

We believe that our emphasis on customer support has been a key factor to our achieving leading market positions. We continuously seek to improve service, order turnaround time, product coverage and order accuracy. As a result of our efforts, we have achieved typical order fill rates of approximately 95%. Providing fast inventory replenishment is extremely important to customers as it enables them to maximize their sales while carrying reduced inventory levels. For these reasons, we ship the majority of orders within 24 to 48 hours of receipt.

In order to maintain the loyalty of our existing customers and maximize new sales opportunities, we have extensive product coverage. In turn, this has allowed our customers to develop a reputation for carrying the parts their customers need, especially for newer vehicles for which OEM warranties may not have expired and aftermarket parts are not generally available.

In addition, as the aftermarket has become more electronically integrated, customers more often prefer to receive their application information electronically as well as in print form. We provide both printed and electronic catalog media. We also provide products which are professional installers "problem solvers" such as alignment products that allow installers to properly align a vehicle, even though the vehicle was not equipped with adjustment features by the OEM. We provide many other support features, such as technical support hot lines and training and electronic systems which interface with customers and conform to automotive aftermarket industry standards.

Intellectual Property

We own significant intellectual property, including a large number of patents, trademarks, copyrights and trade secrets and are involved in numerous licensing arrangements. Although our intellectual property plays an important role in maintaining our competitive position in a number of the markets that we serve, no single patent, copyright, trade secret or license, or group of related patents, copyrights, trade secrets or licenses is, in our opinion, of such value to us that our business would be materially affected by their expiration or termination thereof. Our general policy is to apply for patents on an ongoing basis in the United States, the United Kingdom and certain other countries to protect our patentable technology developments.

Our patent portfolio of nearly 200 patents and pending patent applications reflects our commitment to invest in technology and covers many aspects of our products and the processes for making those products. In addition, we have developed a substantial body of manufacturing know-how that we believe provides a significant competitive advantage in the marketplace. We have entered into numerous technology license agreements that either strategically exploit our intellectual property rights or provide a conduit for us into third party intellectual property rights useful in our businesses. In many of these agreements, we license technology to our suppliers, joint venture companies and other local manufacturers to support outsourced product manufacturing. In other agreements, we license the technology to other companies to obtain royalty income.

We also own a number of secondary trade names and marks applicable to certain of our businesses and products that we view as important to such businesses and products.

Also, as part of the Acquisition, we entered into intellectual property license agreements with Dana.

Raw Materials and Manufactured Components

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, aluminum, brass, iron, rubber, resins, plastics, paper and packaging materials. We purchase raw materials from a wide variety of domestic and international suppliers, and we have not, in recent years, experienced any significant shortages of these items and normally do not carry inventories of these items in excess of those reasonably required to meet our production and shipping schedule. Raw materials comprise the largest component of our costs, representing 42% of our total net sales in 2004. We have recently experienced significant price increases in our raw steel and steel-related component purchases. We have historically been successful in passing through price increases in order to offset these types of costs. Additional increases could further materially increase our operating costs and materially adversely affect our profit margins. In addition, there has typically been a delay of up to several months or longer in our ability to increase prices to our customers, which has impacted profitability. For example, although we began implementing price increases with customers in June 2004 to pass through the increases in steel costs that we began experiencing in the beginning of 2004, delays in implementing those increases resulted in a deterioration of our margins and profitability. In addition, we are subject to freight and energy costs in obtaining the supply of components and products that our customers require and thus are sensitive to increases in those prices as well. In addition, we have experienced longer than typical lead times in sourcing some of our steel-related components and certain finished products, which caused us to buy from non-preferred vendors at higher costs. In the future, it may be difficult to pass further price increases on to our customers, especially if we experience additional cost increases soon after implementing cost increases. We also purchase component parts or finished goods from competitors or other suppliers, a common practice in the automotive aftermarket industry.

Properties

Our principal executive offices are located in Ann Arbor, Michigan; our operations include numerous manufacturing, research and development and warehousing facilities as well as offices. We operate 48 principal manufacturing facilities with 17 locations in the United States, 7 in Canada, 5 in Mexico, 10 in Europe and 9 in other locations. In addition, we own or lease 48 principal distribution facilities located throughout the world, including 11 in the United States, 3 in Canada, 2 in Mexico, 14 in Europe and 18 in other locations. Approximately 61% of our principal manufacturing domestic facilities are brake production facilities, 28% are filtration production facilities and 11% are chassis production facilities. Of the total number of principal manufacturing facilities operated by us, approximately 62.5% of such facilities are owned and 37.5% are leased.

Competition

The brake aftermarket is comprised of several large manufacturers: our company, Federal Mogul Corp under the brand name Wagner, Genuine Parts Co under the brand name Rayloc, Honeywell International Inc. under the brand name Bendix, and Cardone Industries, Inc. The light-duty filter aftermarket is comprised of several large U.S. manufacturers: our company, United Components, Inc. under the brand name Champ, Honeywell International Inc. under the FRAM brand and ArvinMeritor Inc. under the Purolator brand, along with several international light-duty filter suppliers. The heavy-duty filter aftermarket is comprised of several manufacturers, including our company, Cummins, Inc. under the brand name Fleetguard, CLARCOR Inc. under the brand name Baldwin, and Donaldson Company Inc. under the brand name Donaldson. The chassis aftermarket is comprised primarily of two large U.S. manufacturers: Federal Mogul Corp., under the brand name Moog, and our company, along with some international chassis suppliers.

Employees

As of June 30, 2005, we had approximately 12,400 employees, of whom approximately 8,700 were employed in North America and Mexico, 2,200 were employed in Europe and 1,500 were employed in South America. Approximately 30% of our employees are salaried and the remaining 70% of our employees are paid hourly. As of June 30, 2005, approximately 2% of our U.S. and 28% of our non-U.S. employees were represented by unions. We consider relations with our employees to be good.

Environmental Matters

We are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the creation and emission of noise and odors, the management and disposal of wastes (including hazardous and non-hazardous wastes), the clean-up of contaminated sites and the safety and health of our employees. Some of our operations require discharge permits and subsequent control technology necessary to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. Contamination has been discovered at certain of our owned properties, which is currently being monitored and/or remediated. Although we are not aware of any contaminated sites which we believe will result in material liabilities, the discovery of additional remedial obligations at these sites could result in significant liabilities. In addition, many of our current and former facilities are located on properties with long histories of industrial or commercial operations. Because some environmental laws can impose liability for the entire cost of clean-up upon any of the current or former owners or operators, regardless of fault, we could become liable for investigating or remediating contamination at these properties if contamination requiring such activities is discovered in the future.

We are also subject to the U.S. Occupational Safety and Health Act and similar state and foreign laws. We believe that we are in substantial compliance with all applicable environmental laws and regulations. Historically, our costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material to our operations. See also, the information set forth under the caption "Risk Factors—Risks Related to Our Business—We are subject to costly regulation, particularly in relation to environmental, health and safety matters, which could adversely affect our business and results of operations."

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against us and our subsidiaries, arising from the ordinary course of business with respect to commercial, product liability and environmental matters. We believe that the ultimate resolution of the foregoing matters will not have a material effect on our financial condition, results of operations or cash flows. See "Risk Factors."

Dana is contractually obligated to indemnify us for specified liabilities, including, among others, (1) liabilities arising out of legal proceedings commenced prior to the closing of the Acquisition, (2) liabilities for death, personal injury or other injury to persons (including, but not limited to, such liabilities that result from human exposure to asbestos) or property damage occurring prior to the Acquisition relating to the use or exposure to any of Dana's products designed, manufactured, served or sold by Dana and (3) liabilities with respect to the real property currently or formerly owned, leased or used by Dana other than the owned or leased real property acquired by us in the Acquisition, including liabilities under environmental laws to the extent relating to property other than owned or leased real property acquired in the Acquisition. If Dana fails to honor its contractual obligations to indemnify us (due to an inability to pay or otherwise), we may be found to be directly liable. We do not know whether any insurance that may have been maintained by Dana will cover the costs for which Dana is contractually obligated to indemnify us. In addition, if Dana is unable or unwilling to pay settlements or judgments, claims may be brought against us that historically have been asserted only against Dana and other current or former manufacturers of automotive products, not including us. The failure of Dana to honor its indemnification obligations could adversely affect our financial condition, results of operations and cash flows. See "The Acquisition."

MANAGEMENT

Directors and Executive Officers

The following sets forth information about our current directors and executive officers as of July 15, 2005.

Name	Age	Position
Terry R. McCormack	55	Chief Executive Officer, President, and Director
Thomas H. Madden	56	Chief Financial Officer
John R. Washbish	51	President, Customer Relationship Management, Vice President and General Manager, Under Vehicle Group, and Director
Keith A. Wilson	43	Vice President and General Manager, Under Hood Group
Steven E. Keller	46	General Counsel and Secretary
Jerry A. McCabe	57	Vice President, Communications & Marketing Services
Timothy J. Zorn	52	Vice President, Human Resources
Larry W. McCurdy	70	Chairman of the Board of Directors
Michael F. Finley	43	Director
Donald J. Morrison	45	Director
Joseph A. Onorato	56	Director
John M. Riess	63	Director
James A. Stern	54	Director

Terry R. McCormack has served as our Chief Executive Officer, President, and a Director since the Acquisition on November 30, 2004. Mr. McCormack began his Dana career in 1973 as a sales trainee. He held a variety of positions at Dana from 1974 through July 2000, when he was named President of Dana's Automotive Aftermarket Group, a position he held until the Acquisition. Mr. McCormack holds a B.S. degree in Psychology from Ball State University. He has completed the Harvard Advanced Management Program. Mr. McCormack serves on the Board of Directors of Motor & Equipment Manufacturers Association and the University of North Carolina at Charlotte's Belk College School of Business. He is also a member of the Automotive Presidents' Group.

Thomas H. Madden has served as our Chief Financial Officer since the Acquisition on November 30, 2004. Mr. Madden formerly served as Vice President and Group Controller for the Automotive Aftermarket Group of Dana since 1998. He joined Dana in 1974 as an accountant with the Transmission Division and served in a variety of positions, including as Division Controller, Spicer Drivetrain Europe. While in Europe, he also held the position of General Manager of the Transmission Assembly and Components Group. In 1992, he returned to the United States as Division Controller for the Wix Filtration Division, and in 1996 became Division Controller of the Spicer Driveshaft Division. He earned a B.B.A. in Accounting from the University of Toledo. He also attended the University of Michigan Executive Business School.

John R. Washbish has served as our Vice President and General Manager, Under Vehicle Group since the Acquisition on November 30, 2004. Mr. Washbish served as the President of Customer Relationship Management for the Automotive Aftermarket Group of Dana from May 2003 and has continued to serve in this capacity for Affinia since the Acquisition. Prior to this, he served as the President of the Under Hood Group and Global Filtration and Clevite Engine Products divisions of Dana. From 1987 to 2000, he served as President of Clevite Engine Parts, a division of Dana Engine Controls, which joined Dana through its 1998 acquisition of Glacier Engine Bearings and AE Clevite Engine Parts. Mr. Washbish became the head of the Clevite management team in 1991 when T&N plc had purchased JPI Transportation Products, at which he served as Vice President and General Manager. Mr. Washbish earned his Bachelor's degree in Business Administration and an Associate's degree in Automotive Aftermarket Management from Northwood University and an Automotive Aftermarket Professional Degree from the University of the Aftermarket. A past President of the National Engine Parts Manufacturers Association, Mr. Washbish has also served a four-year term on the Board of Directors for Motor & Equipment Manufacturers Association, and he currently serves on the Boards of Directors of the AASA, Heavy Duty Manufacturers Association and AWDA. He attended the University of Michigan Executive Business School and INSEAD University in France.

Keith A. Wilson has served as Vice President and General Manager of Under Hood Group of Affinia since the Acquisition on November 30, 2004. Mr. Wilson had served as Vice President and division manager of Wix Filtration Products Division since September 2000 and was given additional responsibility for Engine Operations in 2003. Mr. Wilson joined Dana in 1984 as a sales and marketing specialist with the Spicer Axle Division. Following a series of positions in Indiana and Missouri, Mr. Wilson became the production control manager at the Spicer Driveshaft Division plant in Lima, Ohio in 1990, and he was named plant manager at the Spicer Heavy Axle and Brake Division in Hilliard, Ohio in 1991. Mr. Wilson became the resident manager of the Spicer Trailer Products Division in 1994, General Manager of the division in 1996 and Vice President and General Manager in September 1997. In 1998, he was named Vice President and General Manager of the Victor Reinz Division. Mr. Wilson earned a Bachelor's degree in Marketing and Management from Ball State University and he is a graduate of Dana's M.B.A. Program. He also served as Chairman of Dana's Global Environmental Health & Safety Advisory Council.

Steven E. Keller has served as General Counsel and Secretary since the Acquisition on November 30, 2004. Mr. Keller held various positions in Dana's Law Department, most recently as Managing Attorney and a member of the Law Department's Operating Committee. His responsibilities included serving as Strategic Business Unit counsel to the Automotive Aftermarket Group of Dana, division counsel to several Dana divisions, regional counsel to Dana's Asia-Pacific operations, and providing legal advice on acquisition and divestiture transactions. Prior to joining Dana in 1993, Mr. Keller was a partner in the law firm of Hogan & Hartson, focusing on corporate transactions and corporate finance. Mr. Keller earned a B.A. in Financial Administration from Michigan State University and his J.D. from the Marshall-Wythe School of Law at the College of William and Mary. He also attended the University of Michigan Executive Business School. He is a member of the Virginia Bar.

Jerry A. McCabe has served as Vice President, Communications and Marketing Services, since our acquisition from Dana on November 30, 2004. Prior to the Acquisition, Mr. McCabe had served as Vice President, Marketing for the Automotive Aftermarket Group of Dana's Under Hood Group from September 2000, and Vice President, Marketing for Clevite Engine Parts from the time Dana purchased Clevite in December 1998. He had been hired as Vice President, Marketing at Clevite in May 1994 and was appointed to its Board of Directors in 1996. For the previous 20 years, Mr. McCabe had held positions in sales, product management, marketing, and general management with aftermarket companies including McCord Gaskets, TRW and Camshaft Machine. He earned his BBA in Marketing from Eastern Michigan University in 1975. After two tours of duty in Vietnam, Mr. McCabe was granted an Honorable Discharge from the U.S. Army in 1970.

Timothy J. Zorn has served as Vice President, Human Resources since the Acquisition on November 30, 2004. Mr. Zorn held the same position with the Automotive Aftermarket Group of Dana from May 2003 until the Acquisition and was previously the Human Resources Manager of Dana's Wix division from May 1999 until May 2003.

Larry W. McCurdy has served as Chairman of the Board of Directors since the Acquisition on November 30, 2004. He was President of the Automotive Aftermarket Group at Dana from 1998 until his retirement in 2000. He served as Chairman of the Board, President and Chief Executive Officer of Echlin, Inc. from March 1997 until its merger with Dana in 1998. He has also held senior executive positions at Cooper Industries, Inc. and Moog Automotive, Inc., where he served as President and Chief Executive Officer, and Tenneco Inc., where he served as President of its subsidiary Walker Manufacturing and Executive Vice President of its North American Operations. Mr. McCurdy also serves on the Boards of Directors of Lear Corporation, Mohawk Industries Inc. and General Parts, Inc.

Michael F. Finley has served as a Director since the Acquisition on November 30, 2004. Mr. Finley also serves as Chair of the Nominating Committee of our Board of Directors. Mr. Finley has been a Managing Director of Cypress since 1998 and has been a member of Cypress since its formation in April 1994. Prior to joining Cypress, he was a Vice President in the Merchant Banking Group at Lehman Brothers Inc. Mr. Finley received a B.A. from St. Thomas University and an M.B.A. from the University of Chicago's Graduate School of Business. Mr. Finley currently serves on the Boards of Directors of Communications & Power Industries, Inc., Williams Scotsman, Inc. and Cooper-Standard Automotive Inc.

Donald J. Morrison has served as a Director since the Acquisition on November 30, 2004. Mr. Morrison is a Senior Vice President with OMERS Capital Partners, which makes private equity investments on behalf of OMERS, one of Canada's largest pension funds. Before joining OMERS, Mr. Morrison spent ten years with PricewaterhouseCoopers LLP in Corporate Finance focusing on restructurings and turnarounds and eight years as Senior Vice President and member of the Senior Management Investment Committee with one of Canada's largest venture capital funds originating and structuring expansion and buyout investments. Mr. Morrison has served on the Boards of Directors of over 20 public and private companies. Mr. Morrison has a B.S. Commerce degree from the University of Toronto, is a Chartered Accountant and a Chartered Insolvency and Restructuring Practitioner. He currently serves on the Boards of Directors of CRC Health Corporation and OMERS Energy.

Joseph A. Onorato has served as a Director since the Acquisition on November 30, 2004. Mr. Onorato also serves as Chair of the Audit Committee of our Board of Directors. Mr. Onorato was Chief Financial Officer of Echlin Inc., where he spent nineteen years. He served as Treasurer from 1990 to 1994, as Vice President and Treasurer from 1994 to 1997 and as both Vice President and Chief Financial Officer from 1997 until the company was acquired by Dana in July 1998. Mr. Onorato served as Senior Vice President and Chief Financial Officer for the Automotive Aftermarket Group from July 1998 until his retirement in September 2000. Mr. Onorato previously worked for PricewaterhouseCoopers LLP.

John M. Riess has served as a Director since the Acquisition on November 30, 2004. He formerly served as Chairman and Chief Executive Officer of Breed Technologies, Inc. from 2000 to 2003. Prior to this, Mr. Riess held various management and executive positions within the Gates Rubber Company, serving as Chairman of the Board and Chief Executive Officer from 1997 to 1999. Mr. Riess also serves on the Boards of Directors of Signature Controls and Form Fiber Technology.

James A. Stern has served as a Director since the Acquisition on November 30, 2004. Mr. Stern also serves as Chair of the Compensation Committee of our Board of Directors. Mr. Stern is Co-Chairman and CEO of Cypress, a position he has held since 1994. Mr. Stern headed Lehman Brothers' Merchant Banking Group before leaving that firm to help found Cypress. During his 20-year tenure with Lehman, he held senior management positions where he was responsible for the high yield and primary capital markets groups. He also served as co-head of investment banking and was a member of Lehman's operating committee. Before graduating from Harvard Business School, Mr. Stern earned a B.S. from Tufts University, where he is Chairman of the Board of Trustees. He also serves on the Boards of Directors of Lear Corporation, AMTROL, Inc., MedPointe Inc. and WESCO International, Inc.

Director Compensation

The Board of Directors has approved compensation for independent directors comprised of a $40,000 annual retainer. The Chairman of the Board of Directors is paid an additional $15,000 annually. The chair of audit committee is paid an additional $10,000 annually. Also, each independent director is paid an additional $1,500 for each meeting of the Board of Directors attended and an additional $1,500 for each committee meeting attended.

Mr. Onorato and Mr. McCurdy were paid a consulting fee of $95,000 in 2005 for their services in connection with the Acquisition.

Committees of the Board of Directors

Our Board of Directors currently has audit, compensation and nominating committees. Our audit committee currently consists of Mr. Onorato, Mr. Finley, Mr. Morrison and Mr. Riess, with Mr.

McCurdy serving as an ex-officio, non-voting member. Mr. Onorato, the chair of our audit committee, is independent and is our audit committee "financial expert" as such term is defined in Item 401(h) of Regulation S-K. Our current compensation committee consists of Mr. Stern (chair) and Mr. Riess, with Mr. McCurdy serving as an ex-officio, non-voting member. Our current nominating committee consists of Mr. Finley (chair), Mr. McCurdy and Mr. Morrison.

Executive Compensation

As an independent company, we have established executive compensation plans that link compensation with the performance of our company. We will continually review our executive compensation programs to ensure that they are competitive.

The following table shows all compensation awarded to, earned by, or paid to our Chief Executive Officer ("CEO") and our four other most highly compensated executive officers serving at the end of 2004 based on salary and bonus, whom we refer to as the "named executive officers."

Summary Compensation

Name and Principal Position(1)	Year	Salary(2)	Bonus(3)	Other Annual	Long-Term	All Other(4)(5)
Terry R. McCormack	2004	$405,000	$27,594	—	—	$811,013
President and Chief Executive Officer		($33,750)
Thomas H. Madden	2004	$200,000	$15,826	—	—	$300,500
Chief Financial Officer		($16,667)
John R. Washbish	2004	$360,000	$21,863	—	—	$489,900
President, Customer Relationship Management, Vice President and General Manager, Under Vehicle Group		($30,000)
Keith A. Wilson	2004	$235,000	$16,194	—	—	$235,588
Group Vice President and General Manager, Under Hood Group		($19,583)
Steven E. Keller	2004	$220,000	$12,865	—	—	$220,550
General Counsel and Secretary of the Board of Directors		($18,333)

(1)	We have provided compensation information as to 2004 for the named executive officers because 2004 is the first year in which we, as a newly established company following the Acquisition, are paying compensation to our named executive officers.

(2)	Amounts shown are based on the amount of full-year compensation; actual payments were prorated based on the date of hire for all executive officers as of the date of the Acquisition, November 30, 2004 (actual pro rata amounts are shown in parentheses).

(3)	This amount includes a prorated bonus for December 2004 based on each named executive officer's annual salary plus an annual performance bonus.

(4)	The amounts in this column represent payments made by Dana to each of the named executive officers pursuant to Retention Agreements (except for Mr. Keller, who was paid by Affinia pursuant to a separate letter agreement) in connection with the Acquisition. The first installment was paid within 60 days after the closing of the Acquisition, except for Mr. Washbish who received his payment in March 2005. The second installment was paid within 60 days after six months following the closing of the Acquisition. These retention and letter agreements have been superseded by the employment agreements with Affinia described below.

(5)	The amounts in this column also include contributions made by Affinia under the Affinia Group Partners in Wealth Savings Plan, a defined contribution plan. The amount of the contributions were: for Mr. McCormack, $1,013; for Mr. Washbish, $900; for Mr. Madden, $500: for Mr. Wilson, $588; and for Mr. Keller, $550.

Employment and Severance Agreements with Executive Officers

On July 21, 2005 we entered into employment agreements with each of Messrs. McCormack (Chief Executive Officer and President), Washbish (President, Customer Relationship Management and Vice President and General Manger, Under Vehicle Group), Wilson (Vice President and General Manager, Under Hood Group), Madden (Chief Financial Officer) and Keller (General Counsel and Secretary), with substantially identical terms, except as noted below.

Each such employment agreement has an employment term which commenced as of May 1, 2005 and, unless earlier terminated, will continue until December 31, 2007 and on each December 31 thereafter, will be automatically extended for successive additional one year periods thereafter unless either party provides the other 90 days prior written notice that the employment term will not be so extended. Under the employment agreements, Messrs. McCormack, Washbish, Wilson, Madden and Keller will be entitled to base salaries of $600,000, $426,000, $300,000, $275,000 and $275,000, respectively, subject to such increases, if any, as may be determined by the Board and are eligible to earn a target annual bonus as a percentage of base salary (100% for Messrs. McCormack, Washbish and Wilson and 80% for Messrs. Madden and Keller) upon the achievement of performance goals established by the Board and are entitled to a greater annual bonus for performance in excess of targeted performance goals or a lesser annual bonus for performance which does not meet targeted performance goals, in each case, in the discretion of the Board. Each executive is restricted, for a period following termination of employment with us (24 months for Messrs. McCormack, Washbish and Wilson; 18 months for Messrs. Madden and Keller (or 12 months for Messrs. Madden and Keller if their employment agreement expires due to their election not to extend the term), from (i) soliciting in competition certain of our clients, (ii) competing with us or entering the employment or providing services to entities who compete with us or (iii) soliciting or hiring our employees.

Under the employment agreements, each executive is entitled to the following payments and benefits in the event of a termination by us without cause (as defined in the agreement) or by the executive for good reason (as defined in the agreement) during the employment term: (i) subject to the executive's compliance with the restrictive covenants described above, an amount equal to the "severance multiple" (2.0 for each of Messrs. McCormack, Washbish and Wilson; 1.5 times for each of Messrs. Madden and Keller) times the sum of base salary and the "average annual bonus" paid under the agreement for the preceding two years (or if terminated after the first fiscal year but prior to the completion of second fiscal year of the employment term, the average of the annual bonus hereunder for the completed fiscal year and the annual bonus paid by Dana Corporation and us, in the aggregate, for 2004 (the "2004 Bonus") or if terminated during the first fiscal year, the 2004 Bonus) (the "Multiplier"), payable as follows: an amount equal to 1 times the Multiplier to be paid in equal monthly installments for 12 months following termination of employment and the balance to be paid in a lump sum on the first anniversary of the termination of the executive's employment; (ii) a pro-rata annual bonus for the year of termination; and (iii) continued medical and dental coverage at our cost, on the same basis made available for active employees for a period of years corresponding with the severance multiple; provided that if such coverage is not available for any portion of such period under our medical plans, we may pay the executive an amount equal to the premium cost otherwise payable by executives (without giving effect to any employer subsidies) under our plans for such coverage. In addition, if the executive is terminated by us without cause or the executive resigns for good reason within two years following a change of control, the executive shall be entitled to a supplemental payment equal to the excess, if any, of (A) the product of the severance multiple times the executive's target annual bonus, over (B) the product of the severance multiple times the average annual bonus described above.

In addition, in the event the employment term ends due to election by either party not to extend the employment term, then the executive shall be entitled, subject to the executive's compliance with the restrictive covenants described above to, (x) if we elect not to extend the employment term, an amount equal to the "severance multiple" times the base salary, payable as follows: an amount equal to 1 times the base salary to be paid in 12 equal monthly installments following termination of employment and the balance to be paid in a lump sum on the first anniversary of the termination of the executive's employment and (y) if the executive elects not to extend the employment term, an amount equal to 2 times (in the case of Messrs. McCormack, Washbish and Wilson) or 1 times (in the case of Messrs. Madden and Keller) the base salary paid in equal monthly installments over 24 months (in the case of Messrs. McCormack, Washbish and Wilson) or 12 months (in the case of Messrs. Madden and Keller).

The employment agreements described above supersede all prior employment agreements or understandings between these executives and us and our affiliates regarding their employment.

Affinia Group Holdings Inc. 2005 Stock Incentive Plan

On July 20, 2005, we adopted the Affinia Group Holdings Inc. 2005 Stock Incentive Plan, which we refer to as our stock incentive plan. The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees, directors or consultants of Affinia Group Holdings Inc. and its affiliates. A maximum of 227,000 shares of common stock may be subject to awards under the stock incentive plan. The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that terminate or lapse and shares delivered by a participant or withheld to pay the minimum statutory withholding rate, in each case, will again be available for grant under the stock incentive plan.

Administration.    The stock incentive plan is administered by a committee of our Board of Directors; provided, that our Board of Directors may take any action designated to the committee. The committee has full power and authority to make, and establish the terms and conditions of any award, and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions or payment dates). The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan and to make any other determinations that it, in good faith, deems necessary or desirable for the administration of the plan and may delegate such authority as it deems appropriate. The committee may correct any defect or supply an omission or reconcile any inconsistency in the plan in the manner and to the extent the committee deems necessary or desirable and any decision of the committee in the interpretation and administration of the plan shall lie within its sole and absolute good faith discretion and shall be final, conclusive and binding on all parties concerned.

Options.    The committee determines the option price for each option; provided, however, that incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the option price (i) in cash or its equivalent, (ii) by the surrender of a number of shares of common stock already owned by the option holder for at least six months (or such other period established by the committee) with a fair market value equal to the exercise price, (iii) if there is a public market for the shares, subject to rules established by the committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to Affinia Group Holdings Inc. an amount out of the proceeds of the sale equal to the aggregate option price for the shares being purchased or (iv) by another method approved by the committee.

Stock Appreciation Rights.    The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right shall be an amount determined by the committee. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (i) the excess of (1) the fair market value on the exercise date of one share of common stock over (2) the exercise price, multiplied by (ii) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

Other Stock-Based Awards.    The committee may grant awards of restricted stock units, rights to purchase stock, restricted stock and other awards that are valued in whole or in part by reference to,

or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the committee.

Transferability.    Unless otherwise determined by the committee, awards granted under the stock incentive plan are not transferable other than by will or by the laws of descent and distribution.

Change of Control.    In the event of a change of control (as defined in the stock incentive plan), the committee may provide for (i) the termination of an award upon the consummation of the change of control, but only if the award has vested and been paid out or the participant has been permitted to exercise an option in full for a period of not less than 30 days prior to the change of control, (ii) the acceleration of all or any portion of an award, (iii) payment in exchange for the cancellation of an award and/or (iv) the issuance of substitute awards that would substantially preserve the terms of any awards.

Amendment and Termination.    Our Board of Directors may amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Management Stockholders Agreement.    All shares issued under the plan will be subject to the management stockholders agreement.

Restrictive Covenant Agreement.    Unless otherwise determined by our Board of Directors, all award recipients will be obligated to sign the standard Confidentiality, Non-Competition and Proprietary Information Agreement which includes restrictive covenants regarding confidentiality, proprietary information and a one year period restricting competition and solicitation of our clients, customers or employees. In the event a participant breaches these restrictive covenants, any exercise of, or payment or delivery pursuant to, an award may be rescinded by the committee in its discretion in which event the participant may be required to pay to us the amount of any gain realized in connection with, or as a result of, the rescinded exercise, payment or delivery.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Affinia Group Holdings Inc. owns 100% of the issued and outstanding common stock of Affinia Group Intermediate Holdings Inc. Affinia Group Intermediate Holdings Inc. owns 100% of the issued and outstanding common stock of Affinia Group Inc.

The following table and accompanying footnotes show information regarding the beneficial ownership of the common stock of Affinia Group Holdings Inc. as of the date hereof, by (i) each person known by us to beneficially own more than 5% of the issued and outstanding common stock of Affinia Group Holdings Inc., (ii) each of our directors, (iii) each named executive officer and (iv) all directors and executive officers as a group.

Name of beneficial owner	Number(1)		Percentage
The Cypress Group L.L.C.	2,175,000	(2)	61.3%
Ontario Municipal Employees Retirement Board	700,000	(3)	19.7%
The Northwestern Mutual Life Insurance Company	400,000	(4)	11.3%
California State Teachers' Retirement System	200,000	(5)	5.6%
Terry R. McCormack		*	*
Thomas H. Madden		*	*
John R. Washbish		*	*
Keith A. Wilson		*	*
Steven E. Keller		*	*
Jerry A. McCabe		*	*
Timothy J. Zorn		*	*
Larry W. McCurdy		*	*
Joseph A. Onorato		*	*
John M. Riess		*	*
Donald J. Morrison		*	*
Michael F. Finley		*	*
James A. Stern		*	*
All executive officers and directors as a group (13 persons)		*	*

*	None of the executive officers or members of the Board of Directors of Affinia Group Inc. currently hold shares of the outstanding common stock of Affinia Group Holdings Inc. We anticipate that collectively the executive officers and directors will acquire approximately 6% of the outstanding common stock in the future.

(1)	Applicable percentage of ownership includes 3,550,000 shares of common stock outstanding as of the date hereof.

(2)	Includes 2,063,038 shares of common stock owned by Cypress Merchant Banking Partners II L.P., 87,703 shares of common stock owned by Cypress Merchant Banking II C.V., 19,909 shares of common stock owned by 55th Street Partners II L.P. (collectively, the "Cypress Funds") and 4,350 shares of common stock owned by Cypress Side-by-Side LLC. Cypress Associates II L.L.C. is the managing general partner of Cypress Merchant Banking II C.V. and the general partner of Cypress Merchant Banking Partners II L.P. and 55th Street Partners II L.P., and has voting and investment power over the shares held or controlled by each of these funds.. Certain executives of The Cypress Group L.L.C., including Messrs. Jeffrey Hughes, James Singleton, David Spalding and James Stern, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the Cypress Funds. Each of such individuals disclaims beneficial ownership of such shares. Cypress Side-By-Side L.L.C. is a sole member-L.L.C. of which Mr. James A. Stern is the sole member. The address of each of the Cypress Funds and Cypress Side-By-Side L.L.C. is c/o The Cypress Group L.L.C., 65 East 55th Street, 28th Floor, New York, NY 10022.

(3)	Ontario Municipal Employees Retirement Board owns its shares indirectly through one or more of its subsidiaries. The address of Ontario Municipal Employees Retirement Board is One Financial Place, 1 Adelaide Street East, Suite 2800, Box 198, Toronto, ON M5C.

(4)	The address of The Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, WI 53202.

(5)	The address of California State Teachers' Retirement System is 7667 Folsom Blvd., Sacramento, CA 95826.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

Pursuant to the Stockholders Agreement dated as of November 30, 2004, among Affinia Group Holdings Inc., various Cypress funds, Ontario Municipal Employees Retirement Board ("OMERS"), The Northwestern Mutual Life Insurance Company, California State Teachers' Retirement System and Stockwell Fund, L.P., the number of directors serving on the Board of Directors will be no less than seven and no more than eleven. The Stockholders Agreement entitles Cypress to designate three directors. Cypress has currently appointed Mr. Stern and Mr. Finley. As long as OMERS members own at least 50 percent in the aggregate of the number of shares owned by them on November 30, 2004, OMERS is entitled to designate one director, who initially is Mr. Morrison. Cypress is entitled to designate three independent directors, as defined by SEC rules, who initially are Mr. McCurdy, Mr. Onorato and Mr. Riess. Additionally, the Stockholders Agreement entitles the individual serving as CEO, currently Mr. McCormack, and another individual serving as one of our senior officers, currently Mr. Washbish, to seats on the Board of Directors. The Stockholders Agreement also provides that the nominating committee of the Board of Directors may from time to time select two additional individuals who must be independent to serve as Directors.

Agreements Related to the Acquisition

In addition to the Stock and Asset Purchase Agreement, on or prior to the closing of the Acquisition, the parties entered into agreements governing certain relationships between and among the parties after the closing. These agreements include bills of sale, special warranty deeds, real property lease assignments, intellectual property assignment agreements, assignment and assumption agreements, transition intellectual property agreements and transition services agreements, including the following agreements. Upon consummation of the Acquisition, we paid aggregate transaction and advisory fees of $10 million to Cypress relating to certain structuring and advisory services that Cypress provided to us.

Transition services agreements.    The transition services agreements provide for certain administrative and other services and support (1) to be provided by Dana to us, and (2) to be provided by us to Dana, in each case after the Acquisition. We also will continue to lease certain properties, warehouses and office space from Dana after the Acquisition for periods of several months to five years. Some of these lease terms may be renewed indefinitely by the parties.

Ancillary agreements.    Pursuant to the ancillary agreements, we will, among other things, sell various Dana products in the United States and in foreign markets. We generally will receive commissions on these sales. Many of these agreements can be terminated by either party upon notice. In addition to the various ancillary agreements, we entered into a distribution agreement with Dana, whereby Dana Brazil appointed us its exclusive distributor of specified products in Brazil for a period of six years.

Credit.    Dana agreed in the Stock and Asset Purchase Agreement to provide us with a $16 million credit for payments otherwise due for services under the transition services agreements and ancillary agreements. Up to $11 million may be credited against payments arising in the fourth fiscal quarter of 2004 and up to $5 million may be credited in the first fiscal quarter of 2005. In the event that the full $16 million credit was not used by us by the end of the first quarter of 2005, Dana agreed to make a cash payment to us by April 30, 2005 for the unused balance, which was $12 million and has been received.

Transition trademark license agreements.    Dana and we also have agreed to license trademarks to one another to facilitate the performance of each party's obligations under the transition services and ancillary agreements.

Affinia Group Holdings Inc. Seller Note

As part of the financing in connection with the Acquisition, Affinia Group Holdings Inc., our ultimate parent company, issued subordinated pay-in-kind notes due 2019 with a face amount of $74.5 million (collectively, the "Seller Note") to an affiliate of Dana. The Seller Note had an estimated fair value of $50 million upon issuance. We and the guarantors of our senior subordinated notes have no obligations with respect to the Seller Note.

The Seller Note will mature on November 30, 2019. The interest rate on the Seller Note is 8% per annum initially, with an increase to 10% per annum from November 30, 2009, payable in kind at the option of Affinia Group Holdings Inc. Affinia Group Holdings Inc. may prepay at its option all or part of the Seller Note at specified prepayment prices. Upon a change of control, the holder shall have the right to require Affinia Group Holdings Inc. to repurchase the Seller Note at specified prepayment prices. Under specified circumstances, Affinia Group Holdings Inc. will be required to offer to redeem a portion of the Seller Note at specified prepayment prices using 17.5% of dividends proposed to be made. Notwithstanding Affinia Group Holdings Inc.'s option to make cash interest payments, our senior credit facilities and the indenture governing the senior subordinated notes limit our ability to make dividends to Affinia Group Holdings Inc. for the purpose of making any payments in respect of, or otherwise servicing, the obligations represented by the Seller Note.

Payment under the seller note is structurally and contractually subordinated to the prior payment in full of our senior subordinated notes and all our other senior debt and any senior debt of Affinia Group Holdings Inc. Any holder may sell or otherwise transfer all or part of the Seller Note (in no less than increments of $10 million of the principal amount) with the prior written consent of Affinia Group Holdings Inc. which consent shall not be unreasonably withheld if such transfer would not adversely affect Affinia Group Holdings Inc. and its affiliates.

Other Related Party Transactions

One of our officers, John Washbish, is related to an owner of Moog Automotive Warehouse, Louisville, Kentucky, an automotive warehouse distributor that purchased approximately $750,000 of products from Affinia in 2004.

One of our Directors, John Riess, is related to the President of Carquest Canada which purchased approximately $5.8 million of products from Affinia in 2004.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facilities

Our senior credit facilities consist of a revolving credit facility and a term loan facility. Our revolving credit facility provides for loans in a total principal amount of up to $125 million and matures in 2010. Our term loan facility provides for a $350 million term loan and matures in 2011. Proceeds from the term loan were used to fund the Acquisition.

The senior credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the bank's prime rate and (2) the federal funds rate plus one-half of 1% or (b) LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margins for borrowings under the revolving credit facility are 2.00% with respect to base rate borrowings and 3.00% with respect to LIBOR borrowings. The applicable margin for borrowings under the term loan facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The applicable margin for borrowings under the revolving credit facility may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum. We also paid customary letter of credit fees.

The term loan facility will amortize each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on November 30, 2011. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity on November 30, 2010.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including our senior subordinated notes), pay certain dividends and distributions or repurchase our capital stock, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing our indebtedness (including our senior subordinated notes), and change the business conducted by us and our subsidiaries. In addition, the senior credit facilities contain the following financial covenants: a maximum total leverage ratio; a minimum interest coverage ratio; and a maximum capital expenditures limitation. As of December 31, 2004 and June 30, 2005, we were in compliance with all of these covenants.

Receivables Facility

Our off-balance sheet receivables facility provides up to $100 million in funding, based on availability of eligible receivables and satisfaction of other customary conditions. A portion of the available funding under the receivables facility was used to finance the Acquisition and the remainder is available for general corporate purposes. Under the receivables facility, receivables are sold by certain subsidiaries of the company to a wholly-owned bankruptcy remote finance subsidiary of the company, which transfers an undivided interest in the purchased receivables to a commercial paper conduit or its bank sponsor in exchange for cash.

The company, as the receivables collection agent, services, administers and collects the receivables under the receivables purchase agreement for which it receives a monthly servicing fee at a rate of 1.00% per annum of the average daily outstanding balance of receivables. The receivables facility fees include a usage fee paid by the finance subsidiary, that varies based upon the company's leverage ratio as calculated under the senior credit facilities. Funded amounts under the receivables facility bear interest at a rate equal to the conduit's pooled commercial paper rate plus the usage fee. At June 30, 2005, the usage fee margin for the receivables facility was 1.25% per annum of the amount funded. In addition, the finance subsidiary is required to pay a fee on the unused portion of the receivables facility that varies based upon the same ratio. At June 30, 2005 the unused fee was 0.50% per annum of the unused portion of the receivables facility.

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance from time to time. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, obligor concentrations and average days outstanding and the costs of the facility. As of June 30, 2005, $288 million of our accounts receivable balance was considered eligible for financing under the program, of which approximately $100 million was available for funding. At June 30, 2005, we had $27 million outstanding under this facility, of which $17 million qualified for sale accounting.

The receivables facility contains conditions, representations, warranties and covenants similar to those in the senior credit facilities. It also contains amortization events similar to the events of default under the senior credit facilities, plus amortization events relating to the quality and performance of the trade receivables. If an amortization event occurs, all of the cash flow from the receivables sold to the finance subsidiary will be allocated to the receivables facility until it is paid in full.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

Affinia Group Inc. and the guarantors of the notes have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which they agreed, under certain circumstances, to use their reasonable best efforts to file a registration statement relating to offers to exchange the outstanding notes for exchange notes and thereafter cause the registration statement to become effective under the Securities Act no later than 270 days following the closing date of the issuance of the outstanding notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding notes were issued on November 30, 2004.

Under the circumstances set forth below, Affinia Group Inc. and the guarantors will use their reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement. These circumstances include:

•	if any changes in law or applicable in interpretations thereof by the SEC do not permit us to effect the exchange offer as contemplated by the registration rights agreement;

•	if the exchange offer is not consummated within 270 days after the date of issuance of the outstanding notes;

•	if any initial purchaser so requests with respect to the outstanding notes not eligible to be exchanged for the exchange notes and held by it following the consummation of the exchange offer;

•	if any holder is not eligible to participate in the exchange offer;

•	if any holder that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered outstanding notes; or

•	if Affinia Group Inc. so elects to file a shelf registration statement with respect to the resale of the outstanding notes.

Under the registration rights agreement, if Affinia Group Inc. fails to complete the exchange offer (other than in the event we file a shelf registration statement) or the shelf registration statement, if required thereby, is not declared effective, in either case on or prior to 270 days after the issue date (the "target registration date"), the interest rate on the outstanding notes will be increased by (x) 0.25% per annum for the first 90-day period immediately following the target registration date and (y) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case, until the exchange offer is completed or the shelf registration statement, if required, is declared effective by the SEC or the outstanding notes cease to constitute transfer restricted notes, up to a maximum of 1.00% per annum of additional interest. The registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the registration rights agreement, as the exchange offer was not consummated by August 27, 2005, additional interest began to accrue as of August 27, 2005 at a rate of 0.25% per annum for a period of 90 days, and an additional 0.25% shall begin to accrue at the beginning of each subsequent 90-day period for which the exchange offer is not consummated, provided that the additional interest in the aggregate shall not exceed the rate of 1.0% per annum. Additional interest will cease to accrue once the exchange offer is consummated.

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see "Plan of Distribution."

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act.

If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•	You cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•	in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, Affinia Group Inc. will accept for exchange in the exchange offer any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in multiples of $1,000. Affinia Group Inc. will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered in the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities

Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange 9% Senior Subordinated Notes due 2014 will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding 9% Senior Subordinated Notes due 2014. For a description of the indenture, see "Description of the Exchange Notes."

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $300 million aggregate principal amount of the 9% Senior Subordinated Notes due 2014, are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer. Affinia Group Inc. intends to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to such holders' series of outstanding notes and the registration rights agreement except we will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement.

Affinia Group Inc. will be deemed to have accepted for exchange properly tendered outstanding notes when it has given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, Affinia Group Inc. expressly reserves the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under "—Conditions to the Exchange Offer."

If you tender your outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read "—Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

As used in this prospectus, the term "expiration date" means 12:00 a.m. midnight, New York City time, on October 28, 2005. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term "expiration date" will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

To extend the period of time during which an exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Affinia Group Inc. reserve the right, in its sole discretion:

•	to delay accepting for exchange any outstanding notes (if we amend or extend the exchange offer);

•	to extend any of the exchange offer or to terminate any of the exchange offer if any of the conditions set forth below under "—Conditions to the Exchange Offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreement, to amend the terms of any of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If Affinia Group Inc. amends the exchange offer in a manner that we determine to constitute a material change, it will promptly disclose the amendment in a manner reasonably calculated to inform the holders of outstanding notes of that amendment.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, Affinia Group Inc. will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and it may terminate or amend any of the exchange offer as provided in this prospectus prior to the expiration date if in its reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, Affinia Group Inc. will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under "—Purpose and Effect of the Exchange Offer," "—Procedures for Tendering" and "Plan of Distribution;" or

•	any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

Affinia Group Inc. expressly reserves the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, Affinia Group Inc. may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. Affinia Group Inc. will return any outstanding notes that it does not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Affinia Group Inc. expressly reserves the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. Affinia Group Inc. will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit and Affinia Group Inc. may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If Affinia Group Inc. fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that it may assert at any time or at various times prior to the expiration date.

In addition, Affinia Group Inc. will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the "TIA").

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offer, you must comply with either of the following:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under "—Exchange Agent—Notes" prior to the expiration date; or

•	comply with the Depository Trust Company's ("DTC") Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration date;

•	the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing outstanding notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a "book-entry transfer facility."

Acceptance of Exchange Notes

In all cases, Affinia Group Inc. will promptly issue exchange notes for outstanding notes that it has accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

By tendering outstanding notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

Affinia Group Inc. will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. Affinia Group Inc. reserves the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in its or its counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither Affinia Group Inc., the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent's account at the facility in accordance with the facility's procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a "book-entry confirmation," prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an "agent's message," as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC's Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent's account at DTC all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under "—Exchange Agent;" or

•	you must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under "—Procedures for Tendering Outstanding Notes" above at any time on or prior to the expiration date.

Exchange Agent

Wilmington Trust Company has been appointed as the exchange agent for the exchange offer. Wilmington Trust Company also acts as trustee under the indenture governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

Notes

By Registered or Certified Mail:	By Facsimile:	By Overnight Courier or Hand:

Wilmington Trust Company DC-1626 Processing Unit P.O. Box 8861 Wilmington, DE 19899-8861 Attn: Alisha Clendaniel	302-636-4139 To Confirm by Telephone: 302-636-6470	Wilmington Trust Company Corporate Capital Markets 1100 North Market Street Wilmington, DE 19890-1626 Attn: Alisha Clendaniel

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. We may make additional solicitation by facsimile, telephone or in person by our officers and regular employees and our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payment to broker-dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related, reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, which are estimated in the aggregate to be approximately $1.1 million. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will record the expenses of the exchange offer as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•	as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering circular distributed in connection with the private offerings of the outstanding notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE EXCHANGE NOTES

The outstanding notes were issued under an Indenture (the "Indenture"), dated November 30, 2004, among Affinia Group Inc., the Guarantors and Wilmington Trust Company, as Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading "—Certain Definitions." In this description, the word "Company" refers only to Affinia Group Inc. and not to any of its subsidiaries.

The following description is only a summary of the material provisions of the Indenture and the Notes. We urge you to read the Indenture and the Notes because they, not this description, define your rights as holders of the Notes. You may request copies of the Indenture or the Notes at our address set forth under the heading "Where You Can Find Additional Information."

Brief Description of Notes

The Notes are:

•	unsecured senior subordinated obligations of the Company;

•	subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	senior in right of payment to any future Subordinated Obligations of the Company;

•	pari passu in right of payment with any future Senior Subordinated Indebtedness of the Company; and

•	guaranteed by Parent and each Subsidiary Guarantor.

Principal, Maturity and Interest

On November 30, 2004, the Company issued $300 million of outstanding notes. Subject to our compliance with the covenant described under the subheading "—Certain Covenants—Limitation on Indebtedness," we are permitted to issue more Notes from time to time under the Indenture (the "Additional Notes"). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Exchange Notes," references to the Notes include any Additional Notes actually issued. The Company will issue the Notes in denominations of $1,000 and any integral multiple of $1,000. The Notes will mature on November 30, 2014.

Interest on these Notes will accrue at the rate of 9% per annum and will be payable semiannually in arrears on May 30 and November 30. We will make each interest payment to the holders of record of the Notes on the immediately preceding May 15 and November 15.

Interest on the Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest accrues on the outstanding notes in certain circumstances pursuant to the Registration Rights Agreement. Pursuant to the registration rights agreement, as the exchange offer was not consummated by August 27, 2005, additional interest began to accrue as of August 27, 2005 at a rate of 0.25% per annum for a period of 90 days, and an additional 0.25% shall begin to accrue at the beginning of each subsequent 90-day period for which the exchange offer is not consummated, provided that the additional interest in the aggregate shall not exceed the rate of 1.0% per annum. Additional interest will cease to accrue once the exchange offer is consummated.

Optional Redemption

On and after November 30, 2009, we will be entitled at our option to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 30 of the years set forth below:

Period	Redemption Price
2009	104.500%
2010	103.000%
2011	101.500%
2012 and thereafter	100.000%

Prior to November 30, 2009, we will be entitled at our option to redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder's registered address, not less than 30 nor more than 60 days prior to the redemption date.

"Adjusted Treasury Rate" means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after November 30, 2009, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

"Applicable Premium" means with respect to a Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note on November 30, 2009 (such redemption price being described in the first paragraph in this "––Optional Redemption" section exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such Note through November 30, 2009 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes from the redemption date to November 30, 2009, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to November 30, 2009.

"Comparable Treasury Price" means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

"Quotation Agent" means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

"Reference Treasury Dealer" means Credit Suisse First Boston LLC, Goldman, Sachs & Co. and their respective successors and assigns and two other nationally recognized investment banking firms selected by the Company that are primary U.S. Government securities dealers.

"Reference Treasury Dealer Quotations" means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Prior to November 30, 2007, we will be entitled at our option on one or more occasions to redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 109%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Equity Offerings (provided that, if the Equity Offering is an offering by Parent, a portion of the net cash proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company or used to acquire Capital Stock of the Company (other than Disqualified Stock) from the Company); provided, however, that:

(1)	at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

(2)	each such redemption occurs within 90 days after the date of the related Equity Offering.

Selection and Notice of Redemption

If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable.

We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, we may be required to offer to purchase the Notes as described under the captions "—Change of Control" and "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock." We may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

Parent and the Subsidiary Guarantors will jointly and severally guarantee, on a senior subordinated basis, our obligations under the Notes and the Indenture. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Related To The Exchange Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the exchange notes."

Parent and each Subsidiary Guarantor that makes a payment under the Parent Guaranty or the Subsidiary Guaranty, as applicable, will be entitled upon payment in full of all guarantied obligations under the Indenture to a contribution from Parent and each other Subsidiary Guarantor in an amount equal to Parent's and such other Subsidiary Guarantor's pro rata portion of such payment based on the respective net assets of Parent and all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

Since Parent is a holding company with no significant operations, the Parent Guaranty provides little, if any, additional credit support for the Notes and investors should not rely on the Parent Guaranty in evaluating the investment in the Notes.

If the Parent Guaranty or a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of Parent or the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor's liability on its Subsidiary Guaranty could be reduced to zero. See "Risk Factors—Risks Related To The Exchange Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the exchange notes."

Pursuant to the Indenture, (A) Parent or a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under "—Certain Covenants—Merger and Consolidation" and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock;" provided, however, that, in the case of a consolidation, merger or transfer of all or substantially all the assets of the Parent or such Subsidiary Guarantor, as applicable, if such other Person is not the Company, Parent or a Subsidiary Guarantor, the Parent's or such Subsidiary Guarantor's obligations under the Parent Guaranty or the Subsidiary Guaranty, as applicable, must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1)	the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2)	the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(1)	upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(2)	at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under "—Certain Covenants—Future Guarantors;" or

(3)	if we exercise our legal defeasance option or our covenant defeasance option as described under "—Defeasance" or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

If at any time following the Issue Date, Parent is no longer Guaranteeing any Indebtedness of the Company (other than the Notes and the obligations under the Indenture) or any of the Restricted Subsidiaries, the Parent Guaranty will be released upon presentation to the Trustee of an Officers' Certificate to the effect that no such Guarantees exist or are contemplated at such time. If Parent thereafter shall enter into any Guarantee of any Indebtedness of the Company or any of its Restricted Subsidiaries, Parent shall execute and deliver to the Trustee, at the same time such other Guarantee is provided, a Guaranty Agreement pursuant to which the Parent will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture and the obligations under the

Indenture. In addition, if we exercise our legal defeasance option or our covenant defeasance option as described under "—Defeasance" or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture, the Parent Guarantee will be released.

Ranking

Senior Indebtedness versus Notes

The payment of the principal of, premium, if any, and interest on the Notes and the payment of the Parent Guaranty or any Subsidiary Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company, Parent or the relevant Subsidiary Guarantor, as the case may be, including the obligations of the Company, Parent and such Subsidiary Guarantor under the Credit Agreement.

As of June 30, 2005:

(1)	the Company's Senior Indebtedness was $348 million (excluding $27 million of sales of receivables outstanding under a Permitted Securitization), all of which is secured indebtedness and almost all of which consists of Senior Indebtedness of the Company under the Credit Agreement;

(2)	the Subsidiary Guarantors would have had no Senior Indebtedness outstanding (excluding guarantees of Senior Indebtedness of the Company under the Credit Agreement); and

(3)	Parent would have had $348 of Senior Indebtedness outstanding (excluding a guaranty of Senior Indebtedness of the Company under the Credit Agreement).

Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "—Certain Covenants—Limitation on Indebtedness."

Liabilities of Subsidiaries versus Notes

A significant portion of our operations are conducted through our subsidiaries. Some of our subsidiaries are not Guaranteeing the Notes and our other obligations under the Indenture, and, as described above under "—Guarantees," Subsidiary Guaranties may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the Notes and our other obligations under the Indenture. Claims of creditors of any non-guarantor subsidiaries, including trade creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor subsidiaries.

As of June 30, 2005, the total liabilities of our subsidiaries (other than the Subsidiary Guarantors) were approximately $168 million, including trade payables. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "—Certain Covenants—Limitation on Indebtedness." As of June 30, 2005, our non-guarantor subsidiaries held approximately $517 million (excluding non-Subsidiary Guarantors' intercompany assets and liabilities) of our consolidated total assets.

Other Senior Subordinated Indebtedness versus Notes

Only Indebtedness of the Company, Parent or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes, the Parent Guaranty and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The Notes, the Parent Guaranty and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company, the Parent and the relevant Subsidiary Guarantor, respectively.

We and the Subsidiary Guarantors have agreed in the Indenture that we and they will not Incur any Indebtedness that is subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or the Subsidiary Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of Notes

We are not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under "—Defeasance" below and may not purchase, redeem or (except for Notes credited against the Company's mandatory redemption requirement as described above under "—Mandatory Redemption; Offers to Purchase; Open Market Purchases") otherwise retire any Notes (collectively, "pay the Notes") if either of the following occurs (a "Payment Default"):

(1)	any Obligation on any Designated Senior Indebtedness of the Company is not paid in full in cash when due; or

(2)	any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to us) of written notice (a "Blockage Notice") of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1)	by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

(2)	because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3)	because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period, except that if any Blockage

Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Indebtedness (other than holders of the Bank Indebtedness), a Representative of holders of Bank Indebtedness may give one additional Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1)	the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment;

(2)	until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

(3)	if a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Company to pay interest or principal with respect to the Notes when due by their terms. If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration. If any Designated Senior Indebtedness is outstanding, the Company may not pay the Notes until five Business Days after the Representatives of all the issues of Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the Indenture otherwise permits payment at that time.

A Subsidiary Guarantor's obligations under its Subsidiary Guaranty and Parent's obligations under its Parent Guaranty are senior subordinated obligations. As such, the rights of Noteholders to receive payment by a Subsidiary Guarantor pursuant to its Subsidiary Guaranty or by Parent pursuant to a Parent Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor or of Parent. The terms of the subordination and payment blockage provisions described above with respect to the Company's obligations under the Notes apply equally to a Subsidiary Guarantor and to Parent and the obligations of such Subsidiary Guarantor and of Parent under its Subsidiary Guaranty or under the Parent Guaranty, as applicable.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company, Parent or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the holders of the Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "—Defeasance."

Change of Control

Upon the occurrence of any of the following events (each a "Change of Control"), unless the Company has exercised its right to redeem all of the outstanding Notes as described under "—Optional Redemption," each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)	any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company or of Parent;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(3)	the merger or consolidation of Parent or the Company with or into another Person or the merger of another Person with or into Parent or the Company, or the sale of all or substantially all the assets of Parent or the Company (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (B) a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent or the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's Notes that will remain outstanding after giving effect to any redemption of the Notes that the Company has elected to make as described under "—Optional Redemption" at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Parent or the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Parent, the Company and the Initial Purchasers. Both Parent and the Company have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Indebtedness." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The Credit Agreement will prohibit us from purchasing any Notes and will also provide that the occurrence of certain change of control events with respect to Parent or the Company would constitute a default thereunder. In the event that at the time of such Change of Control the terms of any Senior Indebtedness of the Company (including the Credit Agreement) restrict or prohibit the purchase of Notes following such Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we undertake to (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of the Notes. If we do not repay such Senior Indebtedness or obtain such consents, we will remain prohibited from purchasing Notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the Holders of Notes.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a)    The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and its Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio exceeds 2.0 to 1.

(b)    Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1)	Indebtedness Incurred by the Company and any Restricted Subsidiaries party thereto pursuant to Credit Facilities; provided, however, that immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed $500.0 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock;"

(2)	Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guaranty;

(3)	the Notes and the Exchange Notes (other than any Additional Notes);

(4)	Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5)	Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6)	Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7)	Hedging Obligations that are incurred in the ordinary course of business (and not for speculative purposes) (1) consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and the Restricted Subsidiaries pursuant to the Indenture, (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(8)	the Incurrence of Indebtedness in respect of workers' compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers' acceptances, performance, surety or similar bonds and letters of credit or completion or performance guarantees or other similar obligations, in each case in the ordinary course of business;

(9)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(10)	Indebtedness consisting of the Subsidiary Guaranty of a Subsidiary Guarantor and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred in accordance with the provisions of the Indenture;

(11)	Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Subsidiary Guarantors to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and Refinancing Indebtedness in respect thereof in an aggregate principal amount which, when added together with the amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (11), does not exceed $20.0 million;

(12)	Indebtedness Incurred by Foreign Subsidiaries in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, not to exceed the greater of (x) $30.0 million and (y) 6% of the Total Assets of the Foreign Subsidiaries;

(13)	Permitted Securitizations; and

(14)	Indebtedness of the Company or of any of the Subsidiary Guarantors in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Subsidiary Guarantors outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (13) above or paragraph (a)) does not exceed $40.0 million.

(c)    Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guaranty to at least the same extent as such Subordinated Obligations.

(d)    For purposes of determining compliance with this covenant:

(1)	any Indebtedness outstanding under the Credit Agreement on the date of the Indenture after the application of the net proceeds from the sale of the Notes will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2)	in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

(3)	the Company will be entitled at the time of Incurrence to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above, and with respect to any Indebtedness Incurred pursuant to any specific clause under paragraph (b) above, the Company may after such Indebtedness is Incurred reclassify all or a portion of such Indebtedness under a different clause of paragraph (b); and

(4)	Indebtedness Incurred under clauses (11), (12) and (14) of paragraph (b) of this covenant shall be reclassified automatically as having been incurred pursuant to paragraph (a) of this covenant if at any date after such Indebtedness is Incurred if at such date such Indebtedness could have been Incurred under paragraph (a) of this covenant but only to the extent such Indebtedness could have been so Incurred.

(e)    Notwithstanding paragraphs (a) and (b) above, neither the Company nor any Subsidiary Guarantor will Incur (1) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company or such Subsidiary Guarantor, as applicable, or (2) any Secured Indebtedness that is not Senior Indebtedness of Company or such Subsidiary Guarantor unless contemporaneously therewith the Company or such Subsidiary Guarantor makes effective provision to secure the Notes or the relevant Subsidiary Guaranty, as applicable, equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

(f)    For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the non-U.S. currency Indebtedness being Refinanced will be deemed to be the U.S. Dollar Equivalent of the Indebtedness Refinanced at the time of such Refinancing even if the principal amount of the Refinancing Indebtedness in such non-U.S. currency at the time of Incurrence exceeds the principal amount of the Indebtedness in such non-U.S. currency being Refinanced, except to the extent that such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence.

Limitation on Restricted Payments

(a)    The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness;" or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date (except as specifically excluded in paragraph (b) of this covenant) would exceed the sum of (without duplication):

(A)	50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ended for which internal financial statements are available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B)	the sum of (x) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees), (y) 100% of the Fair Market Value of property constituting Additional Assets or Temporary Cash Investments received (including by way of merger) by the Company or a Restricted Subsidiary subsequent to the Issue Date in exchange for, or as a capital contribution in respect of, Capital Stock (other than Disqualified Stock) of the Company (other than any such property received from a Subsidiary of the Company); provided that if the Fair Market Value of any Additional Assets exceeds $25.0 million, such Fair Market Value shall be confirmed by an Independent Qualified Party and (z) 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus

(C)	the amount by which Indebtedness of the Company is reduced on the Company's consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D)	an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that, except in the case of any Subsidiary that is designated as an Unrestricted Subsidiary on the Issue Date, the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b)    The preceding provisions will not prohibit:

(1)	any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under "—Limitation on Indebtedness;" provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3)	dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4)	(x) the purchase, redemption or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors, former directors, consultants or former consultants of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors, former directors, consultants or former consultants), pursuant to the terms of (i) agreements (including employment agreements) or (ii) plans (or amendments thereto) approved by the Board of Directors of the Company, in each case, under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock and (y) dividends to Parent to be used by Parent to execute the transactions described in clause (x); provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancellation of Indebtedness) shall not exceed the sum of (A) $2.0 million in any fiscal year, provided that any amount not so used in any fiscal year may be used in the next fiscal year and that the aggregate amount used pursuant to this clause (A) shall not exceed $10.0 million, (B) the Net Cash Proceeds from the sale of Capital Stock to members of management, consultants, former consultants or directors of the Company and its Subsidiaries that occurs after the Issue Date (to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(B) of paragraph (a) above) and (C) the cash proceeds of any "key man" life insurance policies that are used to make such repurchases; provided further, however, that (x) such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments and (y) the Net Cash Proceeds from such sale and pursuant to this clause (4) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(5)	the declaration and payments of dividends on Disqualified Stock issued pursuant to the covenant described under "—Limitation on Indebtedness;" provided, however, that at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6)	repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(7)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8)	in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments;

(9)	payments of intercompany Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under "—Limitation on Indebtedness;" provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10)	dividends or distributions to Parent (x) to be used by Parent solely to pay its fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including salaries and other compensation of employees) incurred by Parent in the ordinary course of its business; and (y) in amounts equal to amounts required by Parent to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Company or any of its Subsidiary Guarantors and that has been guaranteed by, or is otherwise considered Indebtedness of, the Company incurred in accordance with the covenant described under "—Certain Covenants—Limitation on Indebtedness"; provided, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(11)	dividends, distributions or advances to Parent to be used by Parent to pay Federal, state and local taxes payable by Parent and directly attributable to (or arising as a result of) the operations of the Company and the Restricted Subsidiaries; provided, however, that such dividends pursuant to this clause (11) are used by Parent for such purposes within 10 days of the receipt of such dividends; provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(12)	cash dividends or other distributions on the Company's Capital Stock used to, or the making of loans to Parent to, fund the payment of fees and expenses owed by the Company or its Restricted Subsidiaries to Affiliates, to the extent the payment of such fees and expenses are permitted by the covenant described under "—Limitation on Affiliate Transactions;" provided, however, that such amounts shall be excluded in the calculation of the amount of Restricted Payments;

(13)	the payment of dividends or distributions on the Company's common equity of up to 6.0% per calendar year of the net proceeds received by the Company from any public Equity Offering or contributed to equity capital of the Company by Parent from any public Equity Offering; provided, however, that such dividends or distributions shall be included in the calculation of Restricted Payments; provided, further, however, that at the time of payment of such dividends or distribution, no Default shall have occurred and be continuing (or result therefrom);

(14)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, any Unrestricted Subsidiaries; provided, however, that amounts excluded in the calculation of the amount of Restricted Payments; and

(15)	so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount, taken together with all other Restricted Payments made pursuant to this clause (15) since the Issue Date not to exceed $20 million; provided, however, that such payments shall be included in the calculation of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment covenant.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1)	with respect to clauses (a), (b) and (c),

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(D)	any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E)	with respect to any Foreign Subsidiary, any encumbrance or restriction contained in the terms of any Indebtedness, or any agreement pursuant to which such Indebtedness was issued;

(F)	restrictions or conditions, governing any Indebtedness incurred in connection with Permitted Securitizations which was permitted under clause (13) of paragraph (b) of the covenant described under "—Limitation on Indebtedness" if such restrictions or conditions apply only to the Receivables and the Related Assets that are the subject of the Permitted Securitization, and restrictions or conditions imposed on any SPE Subsidiary in connection with any Permitted Securitization;

(G)	provisions limiting the disposition or distribution of assets or property or transfer of Capital Stock in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, limited liability company organizational documents, and other similar agreements entered into in the ordinary course of business, consistent with past practice or with the approval of the Company's Board of Directors, which limitation is applicable only to the assets, property or Capital Stock that are the subject of such agreements;

(H)	restrictions on cash, Temporary Cash Investment or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(I)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(J)	any restriction arising under applicable law, regulation or order;

(2)	with respect to clause (c) only,

(A)	any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B)	any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(C)	non-assignment provisions or subletting restrictions in contracts, leases and licenses entered into in the ordinary course of business; and

(D)	encumbrances on property that exist at the time the property was acquired by the Company or a Restricted Subsidiary, provided such encumbrances were not put in place in anticipation of such acquisition; and

(3)	any encumbrances or restrictions of the type referred to in paragraphs (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in paragraphs (1) and (2) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Sales of Assets and Subsidiary Stock

(a)    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition, unless:

(1)	the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition;

(2)	at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

(A)	to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B)	to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C)	to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Subordinated Indebtedness of the Company) within one year from the later of the date of such Asset Disposition or receipt of such Net Available Cash pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first paragraph of this covenant within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, shall be used for the purpose contemplated in clause (a)(3)(C) of such paragraph. Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $20.0 million. Pending application of Net

Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1)	Temporary Cash Investment;

(2)	the assumption or discharge of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness other than, in each case, Indebtedness constituting Subordinated Obligations, in connection with such Asset Disposition;

(3)	securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash, to the extent of cash received in that conversion within 90 days of the receipt of such securities; and

(4)	any Additional Assets (so long as such Additional Assets are acquired for Fair Market Value in connection with the transaction giving rise to such Asset Disposition; provided, however, that the determination of Fair Market Value must be based on an opinion or appraisal issued by an Independent Qualified Party if such Fair Market Value exceeds $25.0 million), which Additional Assets shall be deemed to have been acquired pursuant to clause (3)(B) of the first paragraph of this covenant in connection with such Asset Disposition.

(b)    In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c)    The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a)    The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

(1)	the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, taken as a whole, than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

(2)	if such Affiliate Transaction involves an amount in excess of $10.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors of the Company; and

(3)	if such Affiliate Transaction involves an amount in excess of $25.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

(b)    The provisions of the preceding paragraph (a) will not prohibit:

(1)	any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "—Limitation on Restricted Payments;"

(2)	any payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, employee benefit plans, stock options and stock ownership plans in the ordinary course of business or consistent with past practice;

(3)	loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time;

(4)	the payment of reasonable fees to, and indemnity provided on behalf of, directors, officers, employees and consultants of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

(5)	any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6)	payment to Cypress Group L.L.C. and any of its Affiliates of (x) monitoring or management, consulting, advisory or similar fees in an amount not to exceed $3.0 million in any fiscal year (plus reasonable out-of-pocket expenses incurred in connection therewith) and (y) fees in respect of financial advisory, financing, underwriting or placement services or in respect of other investment banking activities with respect to any completed transaction, including any acquisitions or divestitures, which payments do not exceed 1.5% of the value of such completed transaction;

(7)	the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company and the granting and performance of registration rights;

(8)	pledges of Capital Stock of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries; and

(9)	any agreement as in effect on the Issue Date and described in the Offering Circular relating to the outstanding notes dated November 12, 2004 or any renewals or extensions of any such agreement (so long as such renewals or extensions, taken as a whole, are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby.

Limitation on Line of Business

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Merger and Consolidation

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of related transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "—Limitation on Indebtedness;" and

(4)	the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided, however, that clauses (2) and (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company (so long as no Capital Stock of the Company or the Successor Company (if not the Company) is distributed to any Person) or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

(b)    The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty and the Indenture;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Pursuant to the Indenture, so long as the Parent Guaranty is in effect, Parent will covenant not to merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person (if not Parent) shall be a Person organized and existing under the laws of the jurisdiction under which Parent was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume all the obligations of Parent, if any, under the Parent Guaranty;

(2)	immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3)	the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Future Guarantors

The Company will cause each domestic Restricted Subsidiary other than an SPE Subsidiary that Incurs any Indebtedness (other than Indebtedness permitted to be Incurred pursuant to clause (2), (7), (8), (9) or (13) of paragraph (b) of the covenant described under "—Limitation on Indebtedness") and each Foreign Subsidiary that enters into a Guarantee of any Senior Indebtedness (other than a Foreign Subsidiary that Guarantees Senior Indebtedness Incurred by another Foreign Subsidiary), to, in each case, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture and the other obligations of the Company under the Indenture. In addition, Affinia Group Intermediate Holdings Inc. will cause any of its Subsidiaries that holds any Capital Stock of the Company to execute and deliver to Trustee a Guaranty Agreement pursuant to which such subsidiary will Guarantee payment on the Notes on the same terms and conditions as those in the Indenture and the other obligations of the Company under the Indenture.

SEC Reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (subject to the next sentence) and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing, in all material respects, all the information, audit reports and exhibits required for such reports. If at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the

SEC. Notwithstanding the foregoing, the Company may satisfy such requirements prior to the effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement by filing with the SEC the Exchange Offer Registration Statement or Shelf Registration Statement, to the extent that any such Registration Statement contains substantially the same information as would be required to be filed by the Company if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Noteholders with such Registration Statement (and any amendments thereto) promptly following the filing thereof.

In addition, in the event that:

(a)    the rules and regulations of the SEC permit a parent entity to report at such parent entity's level on a consolidated basis and

(b)    such parent entity is a guarantor of the Notes and is not engaged in any business in any material respect other than incidental to its ownership of the capital stock of the Company,

such consolidated reporting by such parent entity in a manner consistent with that described in this covenant for the Company will satisfy this covenant.

At any time that any of the Company's Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days;

(2)	a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company or Parent to comply with its obligations under "—Certain Covenants—Merger and Consolidation" above;

(4)	the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under "—Change of Control" (other than a failure to purchase Notes validly tendered) or under "—Certain Covenants" under "—Limitation on Indebtedness," "—Limitation on Restricted Payments," "—Limitation on Restrictions on Distributions from Restricted Subsidiaries," "—Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes validly tendered), "—Limitation on Affiliate Transactions," "—Limitation on Line of Business," "—Future Guarantors," or "—SEC Reports;"

(5)	the failure by the Company or any Significant Subsidiary to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	Indebtedness of the Company, any Significant Subsidiary (other than Indebtedness owing to the Company or any Restricted Subsidiary) is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $17.5 million (the "cross acceleration provision");

(7)	certain events of bankruptcy, insolvency or reorganization of Parent (so long as the Parent Guaranty is in effect), the Company or any Significant Subsidiary (the "bankruptcy provisions");

(8)	any judgment or decree for the payment of money in excess of $17.5 million (net of any amounts that are covered by insurance or bonded, treating any deductibles, self-insurance or retention as not so covered) is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the "judgment default provision"); or

(9)	the Parent Guaranty or any Subsidiary Guaranty of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of the Parent Guaranty or such Subsidiary Guaranty) or Parent or a Subsidiary Guarantor denies or disaffirms its obligations under the Parent Guaranty or its Subsidiary Guaranty.

However, a Default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such Default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately; provided, however, that so long as any Designated Senior Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Company and the Representative of the Designated Senior Indebtedness of the Company and (2) the day on which any Designated Senior Indebtedness is accelerated. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes). However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder), among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of or change the Stated Maturity of any Note;

(4)	reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "—Optional Redemption" above;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

(7)	make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

(8)	make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

(9)	make any change in, or release other than in accordance with the Indenture, any Subsidiary Guaranty of a Significant Subsidiary that would adversely affect the Noteholders.

Notwithstanding the preceding, without the consent of any holder of the Notes, Parent, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect, mistake or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of Parent, the Company, or any Subsidiary Guarantor under the Indenture;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add Guarantees with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

(5)	to add to the covenants of the Company, Parent or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon Parent, the Company or a Subsidiary Guarantor;

(6)	to make any change that does not adversely affect the rights of any holder of the Notes;

(7)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under "—Change of Control" and under the covenants described under "—Certain Covenants" (other than the covenant described under "—Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Parent and Significant Subsidiaries and the judgment default provision described under "—Defaults" above and the limitations contained in clause (3) of the first paragraph under "—Certain Covenants—Merger and Consolidation" above ("covenant defeasance").

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Parent and Significant Subsidiaries) (8) or (9) under "—Defaults" above or because of the failure of the Company to comply with clause (3) of the first paragraph under "—Certain Covenants—Merger and Consolidation" above. If we exercise our legal defeasance option or our covenant defeasance option, Parent and each Subsidiary Guarantor will be released from all of its obligations with respect to the Parent Guaranty or its Subsidiary Guaranty, as applicable.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

Wilmington Trust Company is to be the Trustee under the Indenture and has been appointed as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, Parent or any Subsidiary Guarantor will have any liability for any obligations of Parent, the Company or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty, Parent Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

"Additional Assets" means:

(1)	any property, plant or equipment used in a Related Business, including improvements, through capital expenditures or otherwise, relating thereto (whether previously owned or acquired at the time such improvements are being made);

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

"Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary

(other than, in the case of clauses (1), (2) and (3) above,

(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B)	for purposes of the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under "—Certain Covenants—Limitation on Restricted Payments" and (ii) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under "—Certain Covenants—Merger and Consolidation;"

(C)	any disposition that constitutes a Change of Control;

(D)	a disposition of assets with a Fair Market Value of less than $2.0 million;

(E)	a disposition of cash or Temporary Cash Investments;

(F)	sales or other dispositions of obsolete, uneconomical, negligible, worn-out or surplus assets in the ordinary course of business (including equipment and intellectual property);

(G)	sales, transfers and other dispositions of Receivables and Related Assets (as defined in the definition of "Permitted Securitization") pursuant to Permitted Securitizations;

(H)	the creation of a Lien (but not the sale or other disposition of the property subject to such Lien)); and

(I)	any sale, transfer or other disposition of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

"Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided that if such interest rate cannot be determined in accordance with GAAP, the present value shall be discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

"Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)	the sum of all such payments.

"Bank Indebtedness" means all Obligations pursuant to a Credit Facility.

"Board of Directors" with respect to a Person means the Board of Directors of such Person (or, if such Person is (i) a limited liability company, the manager of such company and (ii) a partnership, the board of directors or other governing body of the general partner of such Person) or any committee thereof duly authorized to act on behalf of such Board of Directors.

"Business Day" means each day which is not a Legal Holiday.

"Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"Code" means the Internal Revenue Code of 1986, as amended.

"Consolidated Coverage Ratio" as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters ended for which internal financial statements are available prior to the date of such determination to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)	if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any

Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any Investment or acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurodollar interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

If any Indebtedness has been incurred under a revolving credit facility or revolving advances with respect to any Permitted Securitization and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation.

"Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries, without duplication:

(1)	interest expense attributable to Capital Lease Obligations;

(2)	amortization of debt discount and debt issuance cost;

(3)	capitalized interest;

(4)	non-cash interest expense;

(5)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

(6)	net payments pursuant to Hedging Obligations;

(7)	dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary that is not a Subsidiary Guarantor, in each case held by Persons other than the Company or a Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(8)	interest incurred in connection with Investments in discontinued operations;

(9)	interest actually paid by the Company or any Restricted Subsidiary under any Guarantee of any Indebtedness of any Person other than the Company or any Restricted Subsidiary;

(10)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company or any Subsidiary Guarantor) in connection with Indebtedness Incurred by such plan or trust; and

(11)	commissions, discounts, yield and other fees and charges incurred in connection with Permitted Securitizations during such period which are payable to any person other than the Company or a Subsidiary Guarantor and that are comparable to or in the nature of interest under any Permitted Securitization, including losses on the sale of assets relating to any receivables securitization transaction accounted for as a "true sale" (other than any one-time financing fees paid upon entering into any Permitted Securitization), and less, to the extent included in such total interest expense, (A) the amortization during such period of capitalized financing costs associated with the Acquisition and (B) the amortization during such period of other capitalized financing costs, as determined in good faith by the chief financial officer of the Company.

"Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A)	subject to the exclusion contained in clause (4) below, (i) the Company's equity in the net income of any such Person for such period shall be included in such Consolidated

Net Income up to the aggregate amount of cash actually distributed by such Person (or to the extent promptly converted into cash) during such period to the Company or a Restricted Subsidiary as a dividend or other distribution and (ii) the Consolidated Net Income for such period shall include any dividend, distribution or other payments in respect of equity paid in cash by such Person to the Company or a Restricted Subsidiary in excess of the amount included in clause (i) (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B)	the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or any Restricted Subsidiary;

(2)	any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3)	any net income of any Restricted Subsidiary if such Restricted Subsidiary is not a Subsidiary Guarantor and is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company (but, in the case of any Foreign Subsidiary, only to the extent cash equal to such net income (or a portion thereof) for such period is not readily procurable by the Company from such Foreign Subsidiary (with the amount of cash readily procurable from such Foreign Subsidiary being determined in good faith by the chief financial officer of the Company) pursuant to intercompany loans, repurchases of Capital Stock or otherwise) except that:

(A)	subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)	the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or any Restricted Subsidiary;

(4)	any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5)	any extraordinary, unusual or nonrecurring gains or losses (less all fees and expenses relating thereto) or income or expense or charge, including, without limitation, any severance expense, and fees, expenses or charges related to any offering of Capital Stock of such Person, any Investment, acquisition or Indebtedness permitted to be incurred hereunder (in each case, whether or not successful), including all fees, expenses and charges and related to the Acquisition;

(6)	the cumulative effect of a change in accounting principles;

(7)	any non-cash impairment charges resulting from the application of Statements of Financial Accounting Standards No. 142 and No. 144 and the amortization of intangibles pursuant to Statement of Financial Accounting Standards No. 141;

(8)	any long-term incentive plan accruals and any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries; and

(9)	non-recurring restructuring charges related to the brake and chassis operations or the filtration operations of the Company and its Subsidiaries, provided that (a) such restructuring charges are paid or otherwise accounted for within 2 years of the Issue Date, (b) the aggregate amount of such charges shall not exceed $35.0 million and (c) solely for the purposes of calculating the amount available for Restricted Payments under clause (a)(3) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments," for any period in which Consolidated Net Income would represent a loss absent the application of this clause (9), the amount of such restructuring charges shall not exceed the amount of such loss;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

"Credit Agreement" means the Credit Agreement to be entered into by and among, Parent, the Company, certain of its Subsidiaries, the lenders referred to therein, JPMorgan Chase Bank, as Administrative Agent and Collateral Agent, Goldman Sachs Credit Partners L.P. and Credit Suisse First Boston, as Co-Syndication Agents, and Deutsche Bank Securities Inc. and UBS Securities LLC, as Co-Documentation Agents, together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

"Credit Facilities" means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Credit Agreement, or commercial paper facilities with banks or other institutional lenders or investors or indentures providing for revolving credit loans, term loans, receivables financing, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against receivables, letters of credit or other long-term indebtedness, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under "—Certain Covenants—Limitation on Indebtedness").

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Senior Indebtedness," with respect to a Person means:

(1)	the Bank Indebtedness; and

(2)	any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $50 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

"Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" (each defined in a substantially similar manner to the corresponding definitions in the Indenture) occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

"EBITDA" for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)	all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2)	Consolidated Interest Expense;

(3)	depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period);

(4)	non-recurring restructuring charges in an amount not to exceed 5% of EBITDA for such period;

(5)	any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness and Hedging Obligations; and

(6)	all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period) less all non-cash items of income of the Company and its consolidated Restricted Subsidiaries (other than accruals of revenue by the Company and its consolidated Restricted Subsidiaries in the ordinary course of business)

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and noncash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if (x) a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders or (y) in the case of any Foreign Subsidiary, a corresponding amount of cash is readily procurable by the Company from such Foreign Subsidiary (as determined in good faith by the chief financial officer of the Company) pursuant to intercompany loans, repurchases of Capital Stock or otherwise, provided that to the extent cash of such Foreign Subsidiary provided the basis for including the net income of such Foreign Subsidiary in Consolidated Net Income pursuant to clause (3) of the definition of "Consolidated Net Income," such cash shall not be taken into account for the purposes of determining readily procurable cash under this clause (y).

Notwithstanding the foregoing, EBITDA shall be defined to be $40.1 million, $36.6 million, $47.2 million and $54.8 million for the fiscal quarters ended December 31, 2003, March 31, 2004, June 30, 2004, and September 30, 2004 respectively.

"Equity Offering" means any public or private sale after the Issue Date of common stock or Preferred Stock of the Company or Parent, as applicable (other than Disqualified Stock), other than public offerings with respect to Parent's, the Company's or such direct or indirect parent company's common stock registered on Form S-8.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Exchange Notes" means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes or Additional Notes, in compliance with the terms of the Registration Rights Agreement, or any similar registration rights agreement or otherwise.

"Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Company and (i) in the event of transactions involving a Fair Market Value of more than $5.0 million, set forth in an Officers' Certificate, and (ii) in the event of transactions involving a Fair Market Value of more than $10.0 million, as determined by the Board of Directors of the Company (unless otherwise provided in the Indenture).

"Foreign Subsidiary" means any Restricted Subsidiary that is not organized under the laws of the United States of America or any State thereof or the District of Columbia, and any direct or indirect Subsidiary of such Foreign Subsidiary.

"GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	statements and pronouncements of the Financial Accounting Standards Board;

(3)	such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"Guaranty Agreement" means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company's obligations with respect to the Notes and the Indenture on the terms provided for in the Indenture.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

"Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

"Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "—Certain Covenants—Limitation on Indebtedness:"

(1)	amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)	the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3)	the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness;

will not be deemed to be the Incurrence of Indebtedness.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but, in each case, excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person that is not a Subsidiary Guarantor, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured;

(8)	to the extent not otherwise included in this definition, net Hedging Obligations of such Person; and

(9)	to the extent not otherwise included, with respect to the Company and its Restricted Subsidiaries, the amount of any Permitted Securitization.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing or similar obligations; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

"Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

"Initial Purchasers" means Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc. and UBS Securities LLC, and such other initial purchasers party to the Purchase Agreement entered into in connection with the offer and sale of the outstanding notes.

"Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate collar agreement, interest rate hedge agreement, interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

"Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments:"

(1)	"Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

"Issue Date" means the first date on which the Notes are originally issued.

"Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or the city in which the headquarters of the Company are located.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); provided that in no event shall an operating lease, in and of itself, be deemed to constitute a Lien.

"Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

"Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5)	any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

"Net Cash Proceeds," with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees,

underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Obligations" means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

"Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

"Officers' Certificate" means a certificate signed by two Officers.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

"Parent" means Affinia Group Intermediate Holdings Inc. All references to Parent shall include, unless the context requires otherwise, any entity that directly or indirectly owns all of the Company's Capital Stock.

"Parent Guaranty" means the Guarantee by Parent of the Company's obligations with respect to the Notes and the Indenture, including any Guarantee entered into after the issue date.

"Permitted Holders" means The Cypress Group L.L.C. and their Affiliates as of the Issue Date that are neither operating companies nor subsidiaries of operating companies. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as "beneficially owned" by such Permitted Holder.

"Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

(1)	the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2)	another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

(3)	cash and Temporary Cash Investments;

(4)	receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8)	any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock" or (B) a disposition of assets not constituting an Asset Disposition;

(9)	any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10)	any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11)	any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under "—Certain Covenants—Limitation on Indebtedness;"

(12)	any Person to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date;

(13)	Investments the payment for which consists of Capital Stock of the Company (other than Disqualified Stock) or any direct or indirect parent company of the Company, as applicable; provided, however, that such Capital Stock will not increase the amount available for Restricted Payments under clause (a)(3) of the covenant described under "—Certain Covenants—Limitation on Restricted Payments;"

(14)	an SPE Subsidiary or an Investment by an SPE Subsidiary in any other Person as required by or in connection with Permitted Securitization;

(15)	Beck/Arnley Worldparts Corp. as described in the Offering Circular relating to the outstanding notes dated November 12, 2004 in an amount not to exceed $25.0 million; and

(16)	any Permitted Joint Venture having an aggregate Fair Market Value taken together with all other Investments made pursuant to this clause (16), not to exceed $35.0 million (with Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

"Permitted Joint Venture" means any joint venture in which the Company or any Subsidiary holds an equity interest and that is engaged in a Related Business.

"Permitted Securitization" means any transaction or series of transactions that may be entered into by the Company or any Subsidiary pursuant to which it may sell, convey, contribute to capital or otherwise transfer (which sale, conveyance, contribution to capital or transfer may include or be supported by the grant of a security interest) Receivables or interests therein and all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, any guarantees, indemnities, warranties or other obligations in respect of such Receivables, any other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables similar to such Receivables and any collections or proceeds of any of the foregoing (collectively, the "Related Assets") (i) to a trust, partnership, corporation or other Person (other than the Company or any Subsidiary other than a SPE Subsidiary), which transfer is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in such Receivables and Related

Assets, or (ii) directly to one or more investors or other purchasers (other than the Company or any Subsidiary), it being understood that a Permitted Securitization may involve (A) one or more sequential transfers or pledges of the same Receivables and Related Assets, or interests therein (such as a sale, conveyance or other transfer to an SPE Subsidiary followed by a pledge of the transferred Receivables and Related Assets to secure Indebtedness incurred by the SPE Subsidiary), and all such transfers, pledges and Indebtedness incurrences shall be part of and constitute a single Permitted Securitization, and (B) periodic transfers or pledges of Receivables and/or revolving transactions in which new Receivables and Related Assets, or interests therein, are transferred or pledged upon collection of previously transferred or pledged Receivables and Related Assets, or interests therein, provided that any such transactions shall provide for recourse to such Subsidiary (other than any SPE Subsidiary) or the Company (as applicable) only in respect of the cash flows in respect of such Receivables and Related Assets and to the extent of other customary securitization undertakings in the jurisdiction relevant to such transactions.

The "amount" or "principal amount" of any Permitted Securitization shall be deemed at any time to be (1) the aggregate principal or stated amount of the Indebtedness, fractional undivided interests (which stated amount may be described as a "net investment" or similar term reflecting the amount invested in such undivided interest) or other securities incurred or issued pursuant to such Permitted Securitization, in each case outstanding at such time, or (2) in the case of any Permitted Securitization in respect of which no such Indebtedness, fractional undivided interests or securities are incurred or issued, the cash purchase price paid by the buyer in connection with its purchase of Receivables less the amount of collections received in respect of such Receivables and paid to such buyer, excluding any amounts applied to purchase fees or discount or in the nature of interest.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

"principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

"Receivables" means accounts receivable (including all rights to payment created by or arising from the sales of goods, leases of goods or the rendition of services, no matter how evidenced (including in the form of chattel paper) and whether or not earned by performance).

"Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

"Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)	if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that is not a Subsidiary Guarantor that Refinances Indebtedness of a Subsidiary Guarantor or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

"Registration Rights Agreement" means the Registration Rights Agreement dated the Issue Date, among the Company, Parent, the Restricted Subsidiaries that are Subsidiary Guarantors on the Issue Date and Credit Suisse First Boston LLC, Goldman, Sachs & Co., J. P. Morgan Securities Inc., Deutsche Bank Securities Inc. and UBS Securities LLC.

"Related Business" means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.

"Representative" means , with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

"Restricted Payment" with respect to any Person means:

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) or options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by the Company or a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

"Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

"Sale/Leaseback Transaction" means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

"SEC" means the U.S. Securities and Exchange Commission.

"Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

"Securities Act" means the U.S. Securities Act of 1933, as amended.

"Senior Indebtedness" means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate or pari passu in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to the Company or any Subsidiary;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture, provided, however, that with respect to any Indebtedness Incurred under a Credit Facility, no such violation shall be deemed to exist for the purposes of this clause (5) if the holders of such Indebtedness or their representatives shall have received an Officers' Certificate to the effect that the Incurrence of the Indebtedness does not (or, in the case of a revolving credit facility thereunder, the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the Indenture.

"Senior Subordinated Indebtedness" means, with respect to a Person, the Notes (in the case of the Company), the Parent Guaranty (in the case of the Parent), the Subsidiary Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Subsidiary Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"SPE Subsidiary" means any Subsidiary formed solely for the purpose of, and that engages only in, one or more Permitted Securitizations.

"Standard & Poor's" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

"Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes, the Parent Guaranty or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

"Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

"Subsidiary Guarantor" means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture.

"Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes, the Exchange Notes and, to the extent permitted under "—Certain Covenants—Limitation on Indebtedness", the Additional Notes, if any.

"Temporary Cash Investments" means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed or insured by the United States of America or any agency thereof;

(2)	investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to Standard and Poor's;

(5)	investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's or "A" by Moody's; and

(6)	investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

"Total Assets" means the total consolidated assets of, in the case of the Company, the Company and its Restricted Subsidiaries, and, in the case of Foreign Subsidiaries, the total consolidated assets of such Foreign Subsidiaries, in each case as shown on the most recent available internal balance sheet of such Person.

"Trustee" means Wilmington Trust Company until a successor replaces it and, thereafter, means the successor.

"Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

"Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

"Unrestricted Subsidiary" means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "—Certain Covenants— Limitation on Restricted Payments."

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "—Certain Covenants—Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"U.S. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two Business Days prior to such determination.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

"Voting Stock" of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

"Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

BOOK ENTRY; DELIVERY AND FORM

The certificates representing the exchange notes will be issued in fully registered form without interest coupons.

Each issue of exchange notes will be represented by a global note in definitive, fully registered form without interest coupons. The global notes will be deposited with the applicable trustee as custodian for DTC and registered in the name of a nominee of DTC.

Except in the limited circumstances described below, owners of beneficial interests in global notes will not be entitled to receive physical delivery of certificated notes. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which rules and procedures may change from time to time.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the exchange notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global notes for all purposes under the Indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the applicable Indenture with respect to the applicable exchange notes.

Payments of the principal of, premium (if any) on, interest (including additional interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of our company, any Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including additional interest) on any global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the applicable indenture, DTC will exchange the global notes for certificated securities.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither our company nor any Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (i) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, (ii) in case of an event of default under the indenture governing the notes as described above or (iii) the Company, in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of definitive securities.

The holder of a non-global note may transfer such note, subject to compliance with the provisions of the applicable legend, by surrendering it at the office or agency maintained by us for such purpose in The City and State of New York, which initially will be the office of the applicable trustee in such location. Upon the transfer, change or replacement of any note bearing a legend, or upon specific request for removal of a legend on a note, we will deliver only notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to us such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by us that neither such legend nor any restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Before any note in non-global form may be transferred to a person who takes delivery in the form of an interest in any global note, the transferor will be required to provide the applicable trustee with a Restricted Global Note Certificate or a Regulation S Global Note Certificate (each as described in the indentures), as the case may be. Upon transfer or partial redemption of any note, new certificates may be obtained from the applicable trustee. Notwithstanding any statement herein, we and the trustees reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and any State therein and any other applicable laws or as DTC may require.

UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES OF THE EXCHANGE OFFER

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" (within the meaning of ERISA) of such plans, accounts and arrangements (each, a "Plan").

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving "plan assets" with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of the notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or

(ii) the purchase and holding of the notes (and the exchange of outstanding notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding or disposing the notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding and disposition of the notes. Similar Laws may also contain fiduciary and prohibited transaction requirements similar to this under ERISA and the Code described above. Accordingly, fiduciaries of Plans, in consultation with their advisors, should also consider the impact of any applicable Similar Laws on investments in the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until December 27, 2005, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the notes and the guarantees will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. In rendering its opinion, Simpson Thacher & Bartlett LLP will rely upon the opinion of Drinker Biddle & Reath LLP as to all matters governing the laws of the Commonwealth of Pennsylvania. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds controlled by affiliates of Cypress.

EXPERTS

The consolidated financial statements of Affinia Group Intermediate Holdings Inc. as of December 31, 2004 and for the period from December 1, 2004 through December 31, 2004 (Successor) and the combined financial statements of the automotive aftermarket business of Dana (Predecessor) as of December 31, 2003 and for each of the two years in the period ended December 31, 2003 and for the period from January 1, 2004 to November 30, 2004, appearing in this prospectus have been so included in reliance on the reports (which contain an explanatory paragraph relating to the company's restatement of its financial statements as discussed in Notes 2, 5 and 22 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Affinia Group Inc. and its guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this registration statement as to the contents of any contract or other document are not necessarily complete. Affinia Group Inc. and its guarantors are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the exchange notes, Affinia Group Inc. and its guarantors will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

So long as Affinia Group Inc. and its guarantors are subject to the periodic reporting requirements of the Exchange Act, Affinia Group Inc. and its guarantors are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes and the exchange notes. Affinia Group Inc. and its guarantors have agreed that, even if Affinia Group Inc. and its guarantors are not required under the Exchange Act to furnish such information to the SEC, Affinia Group Inc. will nonetheless continue to furnish information that would be required to be furnished by Affinia Group Inc. and its guarantors by Section 13 of the Exchange Act, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by Affinia Group Inc.'s independent registered public accounting firm to the trustee and the holders of the outstanding notes or exchange notes as if they were subject to such periodic reporting requirements.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Annual Financial Statements
Reports of PricewaterhouseCoopers LLP, independent registered public accounting firm	F-2
Combined Statements of Operations for the Years Ended December 31, 2002 and 2003
and the Period from January 1, 2004 through November 30, 2004 (Predecessor) and Consolidated Statement of Operations for the Period from December 1, 2004 through December 31, 2004 (Successor)	F-4
Combined Balance Sheet at December 31, 2003 (Predecessor) and Consolidated Balance Sheet at December 31, 2004 (Successor)	F-5
Combined Statements of Shareholders' Equity Statement at December 31, 2002 and 2003 and November 30, 2004 (Predecessor) and Consolidated Statements of Shareholders' Equity at December 31, 2004 (Successor)	F-6
Combined Statements of Cash Flows for the Years Ended December 31, 2002 and 2003 and the Period from January 1, 2004 through November 30, 2004 (Predecessor) and Consolidated Statements of Cash Flows for the Period from December 1, 2004 through December 31, 2004 (Successor)	F-7
Notes to combined and consolidated financial statements	F-8

Interim Financial Statements
Unaudited Condensed Combined Statements of Operations for the Three and Six Months Ended June 30, 2004 (Predecessor) and Unaudited Consolidated Statement of Operations for the Three and Six Months Ended June 30, 2005 (Successor)	F-48
Unaudited Condensed Consolidated Balance Sheets at December 31, 2004 and June 30, 2005 (Successor)	F-49
Unaudited Condensed Combined Statement of Cash Flows for the Six Months Ended June 30, 2004 (Predecessor) and Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2005 (Successor)	F-50
Notes to unaudited condensed combined and consolidated interim financial statements	F-51

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Affinia Group Intermediate Holdings Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Affinia Group Intermediate Holdings Inc. and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the period from December 1, 2004 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2, 5 and 22 to the consolidated financial statements, the Company restated its financial statements at December 31, 2004 and for the period from December 1, 2004 to December 31, 2004.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
April 15, 2005, except for Notes 2, 5 and 22, as to which the date is September 6, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dana Corporation:

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of substantially all of the automotive aftermarket business of Dana Corporation ("AAG") at December 31, 2003, and the results of their operations and their cash flows for the eleven months ended November 30, 2004 and each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 4 and 7 to the combined and consolidated financial statements, the Company changed its method of accounting for goodwill effective January 1, 2002.

As discussed in Notes 2 and 22 to the combined and consolidated financial statements, the Company restated its financial statements at December 31, 2003 and for the eleven months ended November 30, 2004 and each of the two years in the period ended December 31, 2003.

/s/ PRICEWATERHOUSECOOPERS LLP
Toledo, Ohio
April 15, 2005, except for Notes 2 and 22, as to which the date is September 6, 2005.

Affinia Group Intermediate Holdings Inc.
Combined (Predecessor) and Consolidated (Successor) Statements of Operations
(Dollars in Millions)

	Predecessor			Successor
	Year Ended December 31, 2002	Year Ended December 31, 2003	January 1, 2004 through November 30, 2004	December 1, 2004 through December 31, 2004
	(Restated)	(Restated)	(Restated)	(Restated)
Net sales	$2,058	$2,045	$1,950	$156
Cost of sales	(1,656)	(1,675)	(1,671)	(138)
Gross profit	402	370	279	18
Selling, general and administrative expenses	(247)	(249)	(232)	(21)
Restructuring charges	(35)	(5)	(2)	—

Operating profit (loss)	120	116	45	(3)

Other income, net	4	5	4	2
Interest expense	(5)	(3)	(2)	(5)
Income (loss) before income tax provision, minority interest, and effect of change in accounting, net of tax	119	118	47	(6)

Income tax provision (benefit)	56	49	19	(2)
Minority interest	(1)	(2)	—	—
Income (loss) before effect of change in accounting	62	67	28	(4)
Effect of change in accounting, net of tax of $3 million	(22)	—	—	—
Net income (loss)	$40	$67	$28	$(4)

The accompanying notes are an integral part of the combined and consolidated financial statements.

Affinia Group Intermediate Holdings Inc.
Combined (Predecessor) and Consolidated (Successor) Balance Sheets
(Dollars in Millions)

	Predecessor	Successor
	December 31, 2003	December 31, 2004
	(Restated)	(Restated)
Assets
Current assets:
Cash and cash equivalents	$46	$80
Trade accounts receivable, less allowances of $4 million in 2003 and 2004	380	361
Inventories	451	499
Other current assets	108	44
Total current assets	985	984
Property, plant, and equipment, net	280	235
Goodwill	31	—
Other intangible assets, net	—	187
Deferred financing costs	—	23
Investments and other assets	17	40
Total assets	$1,313	$1.469

Liabilities and shareholders' equity
Current liabilities:
Cash pooling obligations	$23	$—
Accounts payable	202	208
Other accrued expenses	89	152
Accrued payroll and employee benefits	30	22
Notes payable and current portion of long term debt	—	15
Income taxes	41	—
Total current liabilities	385	397
Long-term debt	—	647
Deferred employee benefits and other noncurrent liabilities	100	20
Minority interest in consolidated subsidiaries	6	1
Total liabilities	491	1,065
Commitments and contingencies	—	—
Capital contributions	330	405
Minimum pension liability adjustment	(21)	—
Retained earnings (accumulated deficit)	537	(4)
Foreign currency translation adjustment	(24)	3
Common Stock, $.01 per value, 1,000 shares authorized, issued and outstanding	—	—
Shareholders' equity	822	404
Total liabilities and shareholders' equity	$1,313	$1,469

The accompanying notes are an integral part of the combined and consolidated financial statements.

Affinia Group Intermediate Holdings Inc.
Combined (Predecessor) and Consolidated (Successor) Statements of Shareholders' Equity
(Dollars in Millions)

	Capital Accounts	Retained Earnings (Accumulated Deficit)	Minimum Pension Liability Adjustment	Foreign Currency Translation Adjustment	Comprehensive Income (Loss)
		(Restated)			(Restated)
Predecessor Company
Balance at January 1, 2002 as previously reported	$511	$435	$—	$(30)
Effect of restatement (see Note 2)	—	(5)	—	—
Balance at January 1, 2002 as restated	511	430	—	(30)
Net income	—	40	—	—	$40
Other comprehensive loss:	—	—	—	—	—
Minimum pension liability adjustment — net of tax benefit	—	—	(22)	—	(22)
Currency translation adjustments	—	—	—	(31)	(31)
Comprehensive loss	—	—	—	—	$(13)
Transactions with Predecessor	(102)
Balance at December 31, 2002	409	470	(22)	(61)
Net income	—	67	—	—	$67
Other comprehensive income:	—	—	—	—	—
Minimum pension liability adjustment — net of tax benefit	—	—	1	—	1
Currency translation adjustments	—	—	—	37	37
Comprehensive income	—	—	—	—	$105
Transactions with Predecessor	(79)
Balance at December 31, 2003	330	537	(21)	(24)
Net income	—	28	—	—	$28
Other comprehensive income (loss):	—	—	—	—	—
Minimum pension liability adjustment — net of tax benefit	—	—	(6)	—	(6)
Currency translation adjustments	—	—	—	28	28
Comprehensive income					$50
Transactions with Predecessor	53	—	—	—
Balance at November 30, 2004	$383	$565	$(27)	$4

Successor Company
Capital contribution	$430	$—	$—	$—
Net loss	—	(4)	—	—	$(4)
Other comprehensive income:	—	—	—	—	—
Currency translation	—	—	—	3	3
Comprehensive loss	—	—	—	—	$(1)
Balance at December 31, 2004 as previously reported	$430	(4)	—	3
Effect of restatement (see Note 2)	25	—	—	—
Balance at December 31, 2004 as restated	$405	$(4)	$—	$3

The accompanying notes are an integral part of the combined and consolidated financial statements.

Affinia Group Intermediate Holdings Inc.
Combined (Predecessor) and Consolidated (Successor) Statements of Cash Flows
(Dollars in Millions)

	Predecessor			Successor
	Year Ended December 31, 2002	Year Ended December 31, 2003	January 1, 2004 through November 30, 2004	December 1, 2004 through December 31, 2004
	(Restated)	(Restated)	(Restated)	(Restated)

Operating activities
Net income (loss)	$40	$67	$28	(4)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	46	46	41	4
Impairment of assets	20	—	1	—
Provision for deferred income taxes	8	(9)	(28)	(8)
Gains on asset sales	(2)	(3)	(2)	—
Effect of change in accounting, net of tax	22	—	—	—
Changes in current assets and liabilities:
Trade accounts receivable	(15)	11	8	(8)
Inventories	2	10	(37)	(4)
Other operating assets	(4)	(1)	(30)	3
Operating liabilities	26	(14)	(1)	14
Other	12	8	13	6
Net cash provided by (used in) operating activities	155	115	(7)	3
Investing activities
Acquisition of Dana Automotive Aftermarket Group	—	—	—	(1,016)
Proceeds from sales of assets	4	7	6	1
Additions to property, plant, and equipment, net	(26)	(44)	(44)	(3)
Other investing activities	—	—	1	—
Net cash used in investing activities	(22)	(37)	(37)	(1,018)
Financing activities
Short-term debt, net	5	(1)	(19)	(10)
Proceeds from long-term debt	—	—	—	725
Net transactions with Dana	(125)	(69)	61	—
Deferred financing costs	—	—	—	(19)
Capital contribution	—	—	—	355
Other financing activities	—	—	—	—
Net cash provided by (used in) financing activities	(120)	(70)	42	1,051
Increase (decrease) in cash and cash equivalents	13	8	(2)	36
Cash and cash equivalents at beginning of the period	25	38	46	44
Cash and cash equivalents at end of the period	$38	$46	$44	$80
Supplemental cash flows information
Cash paid during the period for:
Interest	—	—	—	$2
Income taxes	—	—	—	—
Non cash contribution of capital	—	—	—	50

The accompanying notes are an integral part of the combined and consolidated financial statements.

Note 1.    Organization and Description of Business

On July 8, 2004, Affinia Group Inc. ("Affinia"), a newly-formed company controlled by affiliates of The Cypress Group L.L.C. ("Cypress"), entered into a stock and asset purchase agreement (the "Stock and Asset Purchase Agreement"), as amended, with Dana Corporation ("Dana"). The Stock and Asset Purchase Agreement provided for the acquisition by Affinia of the outstanding shares of capital stock of certain subsidiaries and certain assets consisting primarily of Dana's automotive aftermarket business operations (the "Acquisition").

The accompanying combined financial statements prior to the Acquisition include the combined financial statements of Dana's automotive aftermarket group (the "Predecessor" financial statements). The accompanying consolidated financial statements subsequent to the Acquisition include the accounts of Affinia Group Intermediate Holdings Inc. (the "Successor" financial statements). Affinia Group Intermediate Holdings Inc. is the parent of Affinia, which is a wholly-owned subsidiary. In these notes to the financial statements, the term the "Company" refers to either or both the Predecessor or Successor company.

Affinia is a leading designer, manufacturer and distributor of automotive aftermarket components for passenger cars, sport utility vehicles, light and heavy trucks and off-highway vehicles.

Note 2.    Restatement of Financial Statements

Subsequent to the issuance of the consolidated financial statements as of December 31, 2004 and 2003 and for the period from December 1, 2004 through December 31, 2004, the Company identified various accounting adjustments related to its initial recording of purchase accounting entries. There was no material income statement impact as a result of these entries which are more fully described below:

•	The initial purchase price allocation for inventory, as of December 1, 2004, was understated by $9 million. As a result of a duplicate entry to reduce inventory by $9 million that was recorded by both the Company and Dana in the closing balance sheet, we have determined that inventory should be increased by $9 million, with a corresponding decrease to goodwill. There was no income statement impact as a result of this adjustment.

•	The initial purchase price allocation for the allowance for doubtful accounts as of December 1, 2004, was overstated by $6 million. Historically, Dana made adjustments on a consolidated basis to the allowance for doubtful accounts which should have been made by the Company in the opening balance sheet. We have determined that the allowance for doubtful accounts should be reduced by $6 million, with a corresponding decrease to goodwill. There was no income statement impact as a result of this adjustment.

•	The initial purchase price allocation for trade accounts payable, as of December 1, 2004, was overstated by $4 million due to classification of an intercompany payable to the Predecessor as a trade accounts payable, which are no longer payable as a result of the Acquisition. We have determined that trade accounts payable should be reduced by $4 million, with a corresponding decrease to goodwill. There was no income statement impact as a result of this adjustment.

•	The initial purchase price allocation for cash discounts reserve was understated by $4 million as of December 31, 2004. The Predecessor did not reserve for cash discounts, which required the restatement of the Predecessor's financial statements and the opening cash discount reserve. We have increased the reserve for cash discounts in the Successor period by $4 million with a corresponding increase in goodwill. There was no income statement impact as a result of this adjustment.

•	Effective with the acquisition of substantially all of the automotive aftermarket group from Dana on November 30, 2004, the Company's direct parent Affinia Group Holdings Inc., issued a note with a face value of $74.5 million, and an estimated fair value, upon issuance, of $50 million. The value of the assets contributed by Affinia Group Holdings Inc. to the Company represented by this note, were initially recorded at $74.5 million. We have determined that the value received by the Company as a result of the contribution by Affinia Group Holdings Inc. should have been recorded at the fair value of the note, $50 million. As a result of this $24.5 million adjustment, the Company reduced its remaining $15 million of goodwill to zero and reduced intangibles on a pro rata basis for the remaining $9.5 million with a corresponding reduction in contributed equity. Based on an analysis performed by management, which included evaluating the carrying costs of fixed assets compared to a recent valuation study, all of the remaining $9.5 million was allocated to intangibles with no reduction to fixed assets. There was no material income statement impact as a result of this adjustment.

•	On April 29, 2005, the Company paid Dana $15 million to settle the working capital adjustments in connection with the Acquisition. This amount was known subsequent to December 31, 2004 but prior to the release of the December 31, 2004 financial statements and has been capitalized as goodwill effective December 1, 2004. There was no income statement impact as a result of this adjustment.

•	We have determined that certain non current deferred tax assets were improperly classified as current within the balance sheet at December 31, 2004 and accordingly, the balance sheet has been adjusted to reflect the appropriate classification. There was no income statement impact as a result of this adjustment.

•	We have included additional financial information regarding our Beck/Arnley subsidiary. See Note 5 for further information.

•	The guarantor and non-guarantor footnote has been restated to reflect the application of the equity method of accounting by the Company with respect to its subsidiaries. The Company previously reported investments on the cost basis of accounting. See Note 22 to the audited combined and consolidated financial statements for a presentation of the impact of this restatement on the financial statement information of the guarantor and non guarantor subsidiaries. These revisions have no income statement effect on the consolidated financial statements of the Company.

In addition to the above, the Predecessor's balance sheet at December 31, 2003, and the related statements of income and cash flows for the period from January 1, 2004 through November 30, 2004 and for the year ended December 31, 2003 and 2002 have been restated. The balance sheet has been restated to properly record $5 million of cash discounts not previously recorded. This resulted in an opening balance sheet adjustment, as of January 1, 2000, that reduced trade accounts receivables by $5 million with an additional $2 million to deferred taxes and $3 million to opening equity. The originally reported sales and net income for the period January 1, 2004 through November 30, 2004 have been increased by $1 million each as a result of this restatement for the Predecessor's accounting for cash discounts. This $1 million resulted from a change in the required reserve at November 30, 2004. There was no material income statement impact for any other periods presented.

The following table sets forth the effects of the restatement adjustments discussed above on the combined (Predecessor) and consolidated (Successor) balance sheets at December 31, 2003 and 2004 (Dollars in Millions):

Consolidated Balance Sheets

	Predecessor December 31, 2003		Successor December 31, 2004
	As Originally Reported	As Restated	As Originally Reported	As Restated
Assets
Current assets:
Cash and cash equivalents	$46	$46	$80	$80
Trade accounts receivable	385	380	359	361
Inventories	451	451	490	499
Other current assets	106	108	49	44
Total current assets	988	985	978	984
Property, plant, and equipment, net	280	280	235	235
Goodwill	31	31	15	—
Other intangible assets, net	—	—	197	187
Deferred financing costs	—	—	23	23
Investments and other assets	17	17	35	40
Total assets	$1,316	$1,313	$1,483	$1,469
Liabilities and shareholders' equity
Current liabilities:
Cash pooling obligations	$23	$23	$—	$—
Accounts payable	202	202	212	208
Other accrued expenses	89	89	137	152
Accrued payroll and employee benefits	30	30	22	22
Notes payable and current portion of long term debt	—	—	15	15
Income taxes	41	41	—	—
Total current liabilities	385	385	386	397
Long-term debt	—	—	647	647
Deferred employee benefits and other noncurrent liabilities	100	100	20	20
Minority interest in consolidated subsidiaries	6	6	1	1
Total liabilities	491	491	1,054	1,065
Commitments and contingencies	—	—	—	—
Capital contributions	330	330	430	405
Minimum pension liability adjustment	(21)	(21)	—	—
Retained earnings (accumulated deficit)	540	537	(4)	(4)
Foreign currency translation adjustment	(24)	(24)	3	3
Shareholders' equity	825	822	429	404
Total liabilities and shareholders' equity	$1,316	$1,313	$1,483	$1,469

Predecessor Combined Statement of Income

	January 1, 2004 through November 30, 2004
	As Originally Reported	As Restated
Net sales	$1,949	$1,950
Gross profit	278	279
Operating profit	115	116
Income before income tax provision	46	47
Income tax provision	19	19
Net income	27	28

The Successor originally recorded the $74.5 million note as contributed equity on the statement of cash flows. Since this was a non cash transaction the Company reduced the capital contribution by $74.5 million. In addition, the Company increased proceeds from long-term debt by $75 million for cash received from the off balance sheet receivable financing facility for the Acquisition, which had not been accounted for in the statement of cash flows.

The following table sets forth the impact of the adjustment discussed above on the consolidated statement of cash flows (Dollars in Millions):

	December 1, 2004 through December 31, 2004
	As Originally Reported	As Restated
Cash and cash equivalents at December 1, 2004	$44	$44
Net cash provided by operating activities	3	3
Net cash used in investing activities	(1,018)	(1,018)
Financing activities:
Short-term debt, net	(10)	(10)
Proceeds from long-term debt	650	725
Deferred financing costs	(19)	(19)
Capital contribution	430	355
Net cash provided by financing activities	1,051	1,051
Net increase in cash and cash equivalents	36	36
Cash and cash equivalents at December 31, 2004	$80	$80

Note 3.    Acquisition and Basis of Presentation

The Acquisition was completed on November 30, 2004, for a purchase price of approximately $1.0 billion, consisting of $967 million in cash, a working capital loan for $13 million and a seller note that was issued by Affinia's indirect parent, Affinia Group Holdings Inc., with an estimated fair value, upon issuance, of $50 million. Pursuant to the Stock and Asset Purchase Agreement, the cash portion of the purchase price was increased by $2 million as a purchase price adjustment for working capital and $13 million as a purchase price adjustment for closing cash.

The consolidated financial statements of the Successor as of and for the period from December 1, 2004 through December 31, 2004 reflect the Acquisition under the purchase method of accounting, in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." All intercompany balances and transactions have been eliminated. Investments in companies in which there is no control but the ability to exercise significant influence over operating and financial policies, are reported on the equity method.

The Company engaged independent appraisers to assist in determining the fair values of property, plant and equipment and intangible assets acquired; including trade names, trademarks, developed technology and customer relationships. The Company has received this report and these accounts have been adjusted as of December 1, 2004. The Company, however, has not completely finalized the allocation of the purchase price as of December 31, 2004. The Company has preliminarily allocated the purchase price on the basis of its current estimate of the fair value of the underlying assets acquired and liabilities assumed. During the third quarter of 2005, the company expects to complete the tax balance sheet related to the acquisition. Thus, the Company may make further adjustments to the preliminary allocations in 2005.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the Acquisition (Dollars in Millions):

At December 1, 2004
Current assets	$939
Property, plant and equipment	235
Customer relationships	118
Other intangible assets	70
Goodwill	—
Other assets	80
Total acquired assets	1,442
Current liabilities	386
Other liabilities	26
Total liabilities assumed	412
Net assets acquired	$1,030

Funding for the purchase price of the Acquisition included the equity investment of $405 million by Affinia Group Holdings Inc., a term loan and revolving credit facility, a receivable securitization facility and the issuance of senior subordinated notes in a private offering.

Cash and cash equivalents, trade accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities were recorded at historical carrying values, given the short-term nature of these assets and liabilities. Inventory, other non-current assets, long-term debt, and other non-current liabilities outstanding as of the effective date of the Acquisition have been allocated based on management's estimate of fair market value which approximates book value. Deferred income taxes have been provided in the consolidated balance sheet based on the Company's preliminary estimates of the tax versus book basis of the assets acquired and liabilities assumed, as adjusted to estimated fair values. Trademarks and trade names have been valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the trademark or trade name in order to exploit the economic benefits. The trademarks and trade names that have been valued under this approach are the Company's name and other product-related trademarks that have a preliminary value of $48 million with an estimated indefinite life. Patents and developed technology of $22 million have also been preliminarily valued based on the relief of royalty approach with an estimated useful life of 15 years. Customer relationships have been valued using an income approach after considering a fair return on fixed assets, working capital, patents, tradenames, trademarks, technology, and assembled workforce. A value of $118 million has been assigned to customer relationships with estimated useful lives ranging from 15 to 20 years.

In conjunction with the Acquisition, the Company is in the process of formulating a plan to exit or restructure certain activities. The Company has not completed this analysis but has recorded initial liabilities of $1 million, primarily for employee severance and related costs in connection with the Company's preliminary plan to exit or restructure certain activities that have been announced. The Company expects that these initial activities will be completed by the end of 2005. The Company also expects to finalize further activities by the fourth quarter of 2005 which will result in additional liabilities related to exit and restructuring activities.

Note 4.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of these combined and these consolidated financial statements requires estimates and assumptions that affect the amounts reported in these combined and consolidated financial statements and accompanying notes. Some of the more significant estimates include valuation of deferred tax assets and inventories; sales return, rebate and warranty accruals; restructuring, environmental and product liability accruals; valuation of postemployment and postretirement benefits, as applicable; depreciation and amortization of long-lived assets and allowances for doubtful accounts. Actual results may differ from those estimates and assumptions.

Allocation of Corporate Costs

Certain expenses incurred by Dana on behalf of the Company have been included in these financial statements in the Predecessor periods presented. These expenses include accounting, audit, legal, tax, treasury and certain other administrative services. These expenses have been allocated to the Company generally based upon its sales relative to the consolidated sales of Dana. Management believes that this methodology yields a reasonable allocation. See Note 20 for details of amounts allocated to the Company.

Concentration of Credit Risk

The primary type of financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. The Company limits its credit risk by performing ongoing credit evaluations of its customers and, when deemed necessary, requires letters of credit, guarantees or collateral. The majority of the Company's accounts receivable is due from automotive parts wholesalers and retailers serving the aftermarket.

For the period January 1, 2004 through November 30, 2004, the Company's gross sales to its three largest customers were 23%, 9% and 5%, respectively. Gross sales represent the amounts invoiced to customers without regard to adjustments related to rebates, returns and discounts. The Company provides reserves for rebates, returns and discounts at the time of sale which are subsequently applied to the account of specific customers based upon actual activity including the attainment of targeted volumes.

Foreign Currency Translation

The financial statements of subsidiaries and equity affiliates located outside the United States in non-highly inflationary economies are measured using the currency of the primary economic environment in which they operate as the functional currency, which generally is the local currency. Transaction gains and losses which result from translating assets and liabilities of these entities into the functional currency are included in net earnings. When translating into U.S. dollars, income and expense items are translated at average monthly rates of exchange and assets and liabilities are translated at the rates of exchange at the balance sheet date. Translation adjustments resulting from translating the functional currency into U.S. dollars are deferred as a component of accumulated other comprehensive income in combined equity. For affiliates operating in highly inflationary economies, non-monetary assets are translated into U.S. dollars at historical exchange rates and monetary assets are translated at current exchange rates. Translation adjustments for these affiliates are included in net earnings. The amounts included in other income for transaction gains and losses were $1 million in 2002, $6 million in 2003 and less than $1 million for the eleven month period ended November 30, 2004.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less. Included in cash and cash equivalents on the balance sheet at December 31, 2004 is $23 million of restricted cash, which became unrestricted with the legal sale of Beck/Arnley Worldparts Corp. on March 31, 2005. (See Note 5)

Inventories

Predecessor inventories are valued at the lower of cost or market. Cost was determined on the last-in, first-out ("LIFO") basis for U.S. inventories and on the first-in, first out ("FIFO") or average cost basis for non-U.S. inventories.

Successor inventories are valued at the lower of cost or market. Cost is determined on the FIFO basis for all inventories. The FIFO basis more closely represents the physical flow of goods and will better represent the current cost and value of the inventory on hand.

Goodwill

The Predecessor adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. In lieu of amortization, the Company tests goodwill for impairment on an annual basis, during the fourth quarter, unless conditions arise that would require a more frequent evaluation. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the respective assets. If these estimates or related projections change in the future, the Company may be required to record impairment charges for goodwill at that time.

Intangibles

The Company amortizes intangibles using the straight-line method for all assets subject to amortization. Customer relationships, patents and developed technology are amortized over preliminary estimated useful lives ranging from 15 to 20 years.

Deferred Financing Costs

Deferred financing costs are incurred to obtain long-term financing and are amortized using the effective interest method over the term of the related debt. The amortization of deferred financing costs is classified in interest expense in the statement of operations.

Properties and Depreciation

Property, plant and equipment are valued at historical costs. Depreciation is recognized over the estimated useful lives using primarily the straight-line method for financial reporting purposes and accelerated depreciation methods for federal income tax purposes. Major additions and improvements are capitalized and depreciated over their estimated useful lives and repairs and maintenance are charged to expense in the period incurred. Long-lived assets are reviewed as required for impairment and, where appropriate, are adjusted to fair market value less cost to sell. Useful lives for buildings and building improvements, machinery and equipment, tooling and office equipment, furniture and fixtures principally range from 20 to 30 years, five to ten years, three to five years and three to ten years, respectively. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is recorded as a gain or loss on disposition.

As noted in Note 3, in conjunction with the Acquisition, the Company engaged independent appraisers to assist in determining the fair values of property, plant, and equipment acquired. As of December 1, 2004, the Company has reflected in the financial statements of the Successor the appraised fair value of the property, plant, and equipment acquired. These assets are being depreciated over their estimated remaining lives.

Revenue Recognition

Sales are recognized when products are shipped and risk of loss has transferred to the customer. The Company estimates and records provisions for warranty costs, sales returns and other allowances based on experience and other relevant factors, when sales are recognized. The Company assesses the adequacy of its recorded warranty, sales returns and allowances liabilities on a regular basis and adjusts the recorded amounts as necessary. While management believes that these estimates are reasonable, actual returns and allowances and warranty costs may differ from estimates. Shipping and handling fees billed to customers are included in sales and the costs of shipping and handling are included in cost of sales. Inter-company sales have been eliminated. Sales to other Dana businesses are included in net sales.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income, with deferred income taxes being provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases. Deferred income taxes are provided on the undistributed earnings of foreign subsidiaries and affiliated companies except to the extent such earnings are considered to be permanently reinvested in the subsidiary or affiliate. In cases where foreign tax credits will not offset U.S. income taxes, appropriate provisions are included in the consolidated statement of operations.

Financial Instruments

The reported fair values of financial instruments, consisting of cash and cash equivalents, notes receivable and notes payable, are based on a variety of factors. Where available, fair values represent quoted market prices for identical or comparable instruments. Where quoted market prices are not available, fair values are estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of credit risk. Fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. As of December 31, 2003 and 2004, the book values of all financial instruments approximated their fair values.

Environmental Compliance and Remediation

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated costs are based upon current laws and regulations, existing technology and the most probable method of remediation. The costs are not discounted and exclude the effects of inflation. If the cost estimates result in a range of equally probable amounts, the lower end of the range is accrued.

Pension Plans

Annual net periodic pension costs of the Predecessor under defined benefit pension plans were determined on an actuarial basis. The Company's policy had been to fund these costs through deposits with trustees in accordance with applicable funding regulations. Benefits were determined based upon employees' length of service, wages or a combination of length of service and wages. The defined benefit pension plans of the Predecessor were terminated effective November 30, 2004 and replaced by defined contribution arrangements. The Successor has one continuing defined benefit plan in Canada.

Postretirement Benefits Other Than Pensions

The Predecessor's annual net postretirement benefits expense under defined benefit plans and the related liabilities are determined on an actuarial basis. The Predecessor's policy had been to fund these benefits as they became due. Benefits are determined primarily based upon employees' length of service and include applicable employee cost sharing.

Postemployment Benefits

Annual net postemployment benefits expense under Predecessor benefit plans and the related liabilities were accrued as service was rendered for those obligations that accumulated or vested and could be reasonably estimated. Obligations that did not accumulate or vest were recorded when payment of the benefits were probable and the amounts could be reasonably estimated.

Promotional Programs

Advertising costs are recognized as selling expenses at the time advertising is aired or published. Cooperative advertising programs conducted with customers that promote the Company's products are accrued as a rebate based on anticipated total amounts to be rebated to customers over the period of the agreement with the customer. Changeover costs incurred in connection with obtaining new business are recognized as selling expense in the period in which the changeover from a competitor's product to the Company's product occurs.

Research and Development Costs

Research and development expenses are charged to operations as incurred. The Company incurred $6 million and less than $1 million of research and development expenses for the period January 1, 2004 through November 30, 2004 and for the period December 1, 2004 through December 31, 2004, respectively.

Statement of Cash Flows

For purposes of reporting cash flows, the Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Comprehensive Income

Other comprehensive income includes changes in foreign currency translation adjustments and, for the Predecessor, deferred pension expense related to the Company's stand-alone pension plans. The elements of comprehensive income (loss) are presented in the following table (Dollars in Millions):

	Predecessor Restated			Successor Restated
	Year ended December 31, 2002	Year ended December 31, 2003	January 1, 2004 through November 30, 2004	December 1, 2004 through December 31, 2004
Change in foreign currency translation adjustments	$(31)	$37	$28	$3
Change in deferred pension expense	(22)	1	(6)	—
Other comprehensive income (loss)	(53)	38	22	3
Net income (loss)	40	67	28	(4)
Comprehensive income (loss)	$(13)	$105	$50	$(1)

Accumulated other comprehensive foreign currency gain totaled $3 million at December 31, 2004.

Stock-Based Compensation

Certain Affinia employees participated in Dana's stock-based compensation plans. Stock-based compensation was accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Stock compensation expense recorded by the Company was limited to the cost of the Dana restricted stock programs, which totaled less than $1 million in each of 2002, 2003 and for the period January 1, 2004 through November 30, 2004. No compensation expense was recorded for stock options when granted, as option prices have historically been set at the market value of the underlying Dana stock. If the Company had included the fair value of stock options in these financial statements in accordance with SFAS No. 123, the pro forma after-tax expense would have been $2 million in 2002,

$2 million in 2003, and $1 million for the period January 1, 2004 through November 30, 2004 and the pro forma net income (loss) would have been $38 million in 2002, $65 million in 2003 and $27 million for the period January 1, 2004 through November 30, 2004. The Successor does not have stock-based compensation plans; therefore, there are no expenses to record or disclosures to be made as of and for the one month period ended December 31, 2004.

New Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." In December 2003, the FASB revised FIN No. 46 to reflect decisions it made regarding a number of implementation issues. FIN No. 46, as revised, requires that the primary beneficiary of a variable interest entity ("VIE") consolidate the entity even if the primary beneficiary does not have a majority voting interest. This Interpretation applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This Interpretation also identifies those situations where a controlling financial interest may be achieved through arrangements that do not involve voting interests. The Interpretation also establishes additional disclosures which are required regarding an enterprise's involvement with a VIE when it is not the primary beneficiary. The requirements of this Interpretation are required to be applied to any VIE created after January 31, 2003. The Company adopted the requirements of FIN No. 46 as of December 31, 2003 with respect to all VIE's created on or before January 31, 2003. The Company's adoption of FIN No. 46 did not have a material effect on its financial condition or results of operations.

In May 2003, the FASB Emerging Issues Task Force issued EITF 03-4, "Determining the Classification and Benefit Attribution Method for Cash Balance Pension Plans." EITF 03-4 addresses whether a cash balance retirement plan should be considered a defined contribution plan or a defined benefit plan for purposes of applying SFAS No. 87, "Employers' Accounting for Pensions," and, if considered a defined benefit plan, the appropriate expense attribution method. The EITF reached a consensus that cash balance plans are defined benefit plans for purposes of applying SFAS No. 87 and that such plans should apply the unit credit method for determining expense associated with the plan. A substantial majority of the Company's domestic pension plans had been cash balance pension plans that had been considered to be defined benefit plans for purposes of applying SFAS No. 87. The Company's pension expense for cash balance plans had been determined using the projected unit credit method, which is similar to the unit credit method. Beginning in 2004, The Company s pension expense for cash balance plans was determined using the unit credit method. The adjustment resulting from application of this was treated as an actuarial gain or loss pursuant to SFAS No. 87. The impact of adopting EITF 03-4 did not have a material effect on the Company's results of operations or financial condition. The plans were terminated effective November 30, 2004 and do not impact the Successor.

In December 2003, the FASB issued SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132R requires additional disclosures about defined benefit pension plans and other postretirement benefit plans. The Statement requires, among other things, additional disclosures about the assets held in employer sponsored pension plans, disclosures relating to plan asset investment policy and practices, disclosure of expected contributions to be made to the plans and expected benefit payments to be made by the plans. Annual disclosures applicable to U.S. pension and postretirement plans are required to be made in financial statements for the year ended December 31, 2003. Annual disclosures relating to non-U.S. plans will be required for the year ending December 31, 2004. The Company adopted SFAS No. 132R as of December 31, 2003 for all of its U.S. plans. See Note 15 for the required disclosures.

In December 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the treatment of certain costs, such as idle facility expense, freight and handling, as period expenses and requires that allocation of fixed overhead be based on normal capacity. The Company is required to adopt this guidance beginning January 1, 2006 and has not yet evaluated the potential impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions". SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is required on a prospective basis, for nonmonetary exchanges beginning after June 15, 2005. We do not expect this standard to have any impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires recognition of the cost of employee services provided in exchange for stock options and similar equity instruments based on the fair value of the instrument at the date of grant. The requirements of SFAS No. 123R are applicable to the Company in 2006 should the Company implement such share based plans. As of December 31, 2004 the Company had no share based compensation plans.

Note 5.    Beck/Arnley

In March 2005, the Company completed the legal sale of its subsidiary, Beck/Arnley Worldparts Corp. ("Beck/Arnley") to Heritage Equity Group Inc. ("Heritage"), pursuant to a stock purchase agreement. The purchase price for the stock of Beck/Arnley was $5 million to be paid starting in the first quarter of 2006 based on a percentage of Beck/Arnley sales. Affinia has also provided additional liquidity through a $3 million five year term loan. In addition, the stock purchase agreement provided that all of the cash at Beck/Arnley, with the exception of $2 million, be retained by the Company. In connection with the transaction, Affinia recognized an after-tax loss on the sale of $15 million. Due to the Company's $3 million working capital loan to Beck/Arnley and the contingent consideration, the transaction did not qualify as a sale under accounting rules and could not be presented as a discontinued operation.

The major classes of assets and liabilities in the consolidated balance sheet and selected income statement amounts are as follows (Dollars in Millions):

	Predecessor December 31, 2003	Successor December 31, 2004
Assets
Cash and cash equivalents	$—	$23
Trade accounts receivable	9	4
Inventories	27	22
Other assets	—	3
Total assets	$36	$52

Liabilities
Current liabilities	$7	$14
Long-term liabilities	1	—
Total liabilities	$8	$14

	Predecessor			Successor
	Year Ended December 31, 2002	Year Ended December 31, 2003	January 1, 2004 through November 30, 2004	December 1, 2004 through December 31, 2004
Net sales	$59	$44	$30	$3
Pre-tax loss	(5)	(12)	(14)	(1)
Net loss	(2)	(4)	(8)	(1)

Note 6.    Inventories

Inventories consist of the following (Dollars in Millions):

	Predecessor December 31, 2003	Successor December 31, 2004 Originally Reported	Successor December 31, 2004 Restated
Raw materials	$116	$123	$113
Work-in-process and finished goods	335	367	386
	$451	$490	$499

Note 7.    Goodwill

In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company discontinued its amortization of goodwill as of January 1, 2002. In lieu of amortization, goodwill was tested for impairment as of the date of adoption and again during the fourth quarters of 2003 and 2004. Goodwill is required to be tested for impairment at least annually in the future. The initial impairment test at the date of adoption indicated that the carrying amounts of some reporting units exceeded the corresponding fair values, which were determined based on the discounted estimated future cash flows of the reporting units. The implied fair value of goodwill in these reporting units was determined through the allocation of the fair values to the underlying assets and liabilities. The January 1, 2002 carrying amounts of the goodwill in these reporting units exceeded its implied fair value by $25 million. The $25 million write-down of goodwill to its fair value as of January 1, 2002 was recorded in 2002 as an effect of a change in accounting in the accompanying financial statements, net of $3 million of related tax benefits.

The Predecessor's carrying value of goodwill was $31 million at December 31, 2002 and 2003.

Note 8.    Other Intangible Assets

The Predecessor's intangible assets at December 31, 2003 consisted of trademarks and patents that each had a value of $1 million.

The Company recorded approximately $1 million of amortization on customer relationships and patents and developed technology for the period December 1, 2004 through December 31, 2004. Amortization expense is calculated on a straight line basis over 15 to 20 years.

Estimated annual amortization expense for the years ending December 31, 2005 through December 31, 2009 is as follows (Dollars in Millions):

Year ending December 31
2005	$8
2006	8
2007	8
2008	8
2009	8

Note 9.    Debt

Debt consists of the following (Dollars in Millions):

Successor At December 31, 2004
Short-term:
Current portion of long-term debt	$3
Receivable financing facility	10
Short-term note payable	2
15
Long-term:
Term loan, due November 2011	350
Senior subordinated notes, due November 2014	300
Revolving Credit Facility, due November 2010	—
650
Less: Current portion	3
$647

On November 30, 2004, in connection with the Acquisition, Affinia issued 9.0% senior subordinated notes due 2014 (the "Notes") in the principal amount of $300 million. The Notes are not yet registered under the Securities Act of 1933 and were offered only to qualified institutional buyers and certain persons in offshore transactions. Interest is payable semiannually in arrears on May 30 and November 30. Additional interest is payable in certain circumstances if Affinia does not consummate an exchange offer for the Notes within 270 days following the issuance of the Notes or, if obligated to file a shelf registration statement, the shelf registration statement is not declared effective within 270 days following the issuance of the Notes. The Notes do not have required principal payments prior to maturity. Affinia Group Intermediate Holdings Inc. and certain of Affinia's current and future subsidiaries guarantee the Notes. At its option, Affinia may redeem some or all of the Notes prior to November 30, 2009 at a redemption price equal to 100% of the principal amount thereof plus a specified "make-whole" premium plus accrued and unpaid interest, if any. On and after November 30, 2009, Affinia may, at its option, redeem all or a portion of the Notes the redemption prices set forth below (expressed as percentages of principal amount), plus accrued interest, if any, if redeemed during the twelve-month period commencing on November 30 of the years set forth below:

Senior Subordinated Notes

Period	Redemption Price
2009	104.500%
2010	103.000%
2011	101.500%
2012 and thereafter	100.000%

In addition, prior to November 30, 2007, Affinia may, at its option, redeem up to 35% of the Notes with the proceeds of certain equity offerings at a redemption price of 109% (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any.

On November 30, 2004, in connection with the Acquisition, Affinia established financing arrangements with third-party lenders (the "banks") that provides senior credit facilities consisting of a revolving credit facility and a term loan facility that are unconditionally guaranteed by the Company, and certain domestic subsidiaries of Affinia (collectively, the Guarantors). The repayment of these facilities is secured by substantially all the assets of the Guarantors, including, but not limited to, a pledge of their capital stock and 65 percent of the capital stock of non-U.S. subsidiaries owned by the Guarantors. The revolving credit facility, which expires on November 30, 2010, provides for borrowings up to $125 million through a syndicate of lenders. The revolving credit facility also includes borrowing capacity available for letters of credit. As of December 31, 2004, the Company had $7 million in outstanding letters of credit, none of which had been drawn against. There were no amounts outstanding under the revolving credit facility at December 31, 2004. The term loan facility provides for a $350 million term loan with a maturity of seven years.

The senior credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the bank's prime rate and (2) the federal funds rate plus one-half of 1% or (b) LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margins for borrowings under the revolving credit facility are 2% with respect to base rate borrowings and 3% with respect to LIBOR borrowings. The initial applicable margin for borrowings under the term loan facility was 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The applicable margin for borrowings under the revolving credit facility may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior credit facilities, Affinia is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum. Affinia also paid customary letter of credit fees.

The term loan facility will amortize each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on November 30, 2011. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, six years from the date of the closing of the senior credit facilities.

At December 31, 2004 the Company had $350 million outstanding under the senior credit facilities with a weighted-average interest rate of 4.72%. The amounts outstanding, as well as the base rates and margins, at December 31, 2004, were as follows:

	Amount	Base Rate	Margin
Term loan	$350 million	2.42%	2.5%

The $2 million in other short-term debt at December 31, 2004 was borrowed by various foreign subsidiaries at interest rates ranging from 3.0% to 4.0% and is due at various dates throughout 2005.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Affinia's ability, and the ability of Affinia's subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including the Notes), pay certain dividends and distributions or repurchase its capital stock, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing Affinia's indebtedness (including the Notes), and change the business conducted by Affinia and its subsidiaries. In addition, the senior credit facilities contain the following financial covenants: a maximum total leverage ratio; a minimum interest coverage ratio; and a maximum capital expenditures limitation. As of December 31, 2004, Affinia was in compliance with all of these covenants.

The senior subordinated notes limit Affinia's (and most or all of its subsidiaries') ability to incur additional indebtedness, pay dividends on or make other distributions or repurchase our capital stock, make certain investments, enter into certain types of transactions with affiliates, use assets as security in other transactions, and sell certain assets or merge with or into other companies. Subject to certain exceptions, Affinia and its restricted subsidiaries are permitted to incur additional indebtedness, including secured indebtedness, under the terms of the Notes.

The following table presents the projected annual maturities of long-term debt for years after 2004 (Dollars in Millions):

2005	$3.5
2006	3.5
2007	3.5
2008	3.5
2009	3.5
Thereafter	632.5
$650.0

Note 10.    Securitization of Accounts Receivable

On November 30, 2004, in connection with the Acquisition, Affinia established a receivables facility that provides up to $100 million in funding, based on availability of eligible receivables and satisfaction of other customary conditions. Under the receivables facility, receivables are sold by certain subsidiaries of Affinia to a wholly-owned bankruptcy-remote finance subsidiary of Affinia, which transfers an undivided interest in the purchased receivables to a commercial paper conduit or bank sponsor in exchange for cash.

Affinia, as the receivables collection agent, services, administers and collects the receivables under the receivables purchase agreement for which it receives a monthly servicing fee at a rate of 1.00% per annum of the average daily outstanding balance of receivables. The fees in respect of the receivables facility include a usage fee paid by the finance subsidiaries that varies based upon the Company's leverage ratio as calculated under the senior credit facilities. Funded amounts under the receivables facility bear interest at a rate equal to the conduit's pooled commercial paper rate plus the usage fee.

At December 31, 2004 the usage fee margin for the receivables facility was 1.25% per annum of the amount funded. In addition, the finance subsidiary is required to pay a fee on the unused portion of the receivables facility that varies based upon the same ratio. At December 31, 2004, the unused fee was 0.50% per annum of the unused portion of the receivables facility.

Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance from time to time. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, obligor concentrations and average days outstanding and the costs of the facility. As of December 31, 2004, approximately $79 million was available for funding. At December 31, 2004, we had $55 million of receivables outstanding under this facility, of which $45 million qualified for sale accounting.

The receivables facility contains conditions, representations, warranties and covenants similar to those in the senior credit facilities. It also contains amortization events similar to the events of default under the senior credit facilities, plus amortization events relating to the quality and performance of the trade receivables. If an amortization event occurs, all of the cash flow from the receivables sold to the finance subsidiary will be allocated to the receivables facility until it is paid in full.

The Predecessor participated in an accounts receivable securitization program that provided Dana up to $400 million of advances to meet periodic demand for short-term financing. The Predecessor participated under this program, by the sale or contribution of certain of its accounts receivable to Dana Asset Funding LLC ("DAF"), a special purpose entity. DAF funds its accounts receivable purchases by pledging the receivables as collateral for short-term loans from participating banks. The securitized accounts receivable are owned in their entirety by DAF and are not available to satisfy claims of the Predecessor's or Dana's creditors. However, Predecessor was entitled to its share of any dividends paid by DAF and would be entitled to its share of any proceeds from the liquidation of DAF's assets upon the termination of the securitization program and the dissolution of DAF.

The Predecessor receivables contributed or sold to DAF have been included in Predecessor's combined financial statements to reflect the treatment afforded the program in the consolidated financial statements of Dana. Accordingly, the sales and contributions of Predecessor accounts receivable are eliminated and the accounts receivable are included on the combined balance sheet. The combined financial statements do not include any borrowings or expenses related to the accounts receivable securitization program.

Note 11.    Cash Pooling Arrangements

Certain Predecessor European entities participated in national cash pools that had been established to enable Dana to optimize its cash management and liquidity position in each of the principal countries in which Dana operates. The Predecessor European entities that participated in the cash-pooling program are located in the United Kingdom, France, Germany, Spain and Italy.

Under the cash pool arrangements, cash is either notionally or physically loaned or borrowed to or from the pool. Interest is charged to those entities that are in a net borrowing position and interest is credited to those entities that are in a net lending position. Interest is calculated on a monthly basis based on daily balances. At December 31, 2003 the Predecessor was in a net borrowing position, and as a result its balance is reflected as a current liability in the combined balance sheet.

Note 12.    Stock Option Plans

Under the Predecessor's Stock Incentive Plan, which was approved by shareholders in 2003 and amended and restated the 1997 Stock Option Plan, the Compensation Committee of the Board of Directors of Dana could grant stock options to employees, including selected employees of the Company. Options outstanding, including options granted under a 1992 Stock Option Plan, were granted at option prices not less than the market price of the stock at the date of grant. Generally, one-fourth of the options granted become exercisable at each of the first four anniversary dates of the grant and all options expire ten years from the date of grant. Stock appreciation rights could be granted separately or in conjunction with the options.

Stock options are cancelled upon an optionee's termination of employment. Retirees have up to five years after retirement to exercise their stock options, so long as the options are at least six months old at the date of retirement and remain outstanding under their original ten-year term. In connection with the divestiture of the Company, the Predecessor agreed to pay optionees the excess of market value over the option value for any "in the money" stock options that had not vested when the divestiture closed. The Predecessor paid approximately $1 million in connection with this agreement, which has been included in the results of operations for the eleven months ended November 30, 2004. These stock options, along with the stock options with option prices exceeding the market price at closing, are reported as expired in the table below.

This is a summary of transactions under these plans related to the Company's employees in the period December 31, 2001 through November 30, 2004:

	Number of Shares	Weighted Average Exercise Price
Outstanding at
December 31, 2001	1,333,831	$32.88
Granted – 2002	515,950	15.33
Exercised – 2002
Cancelled – 2002	(8,783)	21.65
Outstanding at
December 31, 2002	1,840,998	$27.79
Granted – 2003	395,250	8.34
Exercised – 2003
Cancelled – 2003	(238,309)	29.59
Outstanding at
December 31, 2003	1,997,939	$23.97
Exercised – 2004	(137,771)	13.22
Cancelled – 2004	(1,860,168)	24.77
Outstanding at
November 30, 2004	0

The fair value of each option grant was estimated on the date of grant using the Black-Scholes model. The Black-Scholes model is heavily influenced by the assumptions used, especially the stock price volatility assumption. The assumptions used in 2003 and 2002 are as follows:

	2003	2002
Risk-free interest rate	2.97%	3.53%
Dividend yield of Dana	0.48%	0.26%
Expected life	5.4 years	5.4 years
Dana stock price volatility	43.46%	53.24%

Based on the above assumptions, the weighted average fair value per share of options granted under these plans was $3.47 in 2003 and $7.67 in 2002. Black-Scholes is one of several models that are used by companies to estimate the value of option grants. Different estimates of the fair values of the Dana stock options would likely result if one of the alternative methods were used.

In accordance with our accounting policy for stock-based compensation, the Predecessor has not recognized any expense relating to stock options.

Note 13.    Employees' Stock Purchase Plan

Full-time employees of the Company and some part-time employees of the Company's non-U.S. business units were eligible to participate in the Predecessor's Employees' Stock Purchase Plan. Plan participants could authorize payroll deductions up to 15% of their earnings; these deductions were deposited with the independent plan custodian. The Predecessor matched up to 50% of the participants' contributions in cash over a five-year period beginning with the year the amounts are withheld. If a participant withdrew any shares before the end of five years, the amount of the match would depend on how long the shares were in the account. The charge to expense allocated to the Company for matching contributions was less than $1 million for the eleven months ended November 30, 2004 and $1 million in 2003 and 2002.

The custodian used the payroll deductions and matching contributions to purchase Predecessor common stock at current market prices. The custodian purchased the following number of shares in the open market on behalf of the Predecessor's participants: 128,461 in the eleven months ended November 30, 2004, 259,342 in 2003 and 216,000 in 2002.

Note 14.    Additional Equity Compensation Plans

The Predecessor had several additional compensation plans under which it paid employees for increased productivity and improved performance. One such plan was the Predecessor Additional Compensation Plan for certain officers and other key employees. Under this plan, a percentage of the participants' compensation was accrued for additional compensation if certain annual corporate performance goals were attained. Expense related to the plan for the Predecessor participants was less than $1 million in the eleven months ended November 30, 2004 and $1 million in 2003 and 2002.

The Predecessor also had two successive Restricted Stock Plans under which the Compensation Committee could grant restricted common shares to key employees, including those with the Company. Charges to expense for these plans relating to the Company were $1 million in the eleven months ended November 30, 2004 and less than $1 million in 2003 and 2002.

Note 15.    Pension and Other Postretirement Benefits

The Company provides defined contribution and defined benefit, qualified and nonqualified, pension plans for certain employees. The Company also provides other postretirement benefits including medical and life insurance for certain employees upon retirement.

Under the terms of the defined contribution retirement plans, employee and employer contributions may be directed into a number of diverse investments. None of these defined contribution plans allow direct investment of contributions in Predecessor stock. Expenses related to these defined contribution plans were : $1 million in 2002, $2 million in 2003 and $2 million for the period January 1, 2004 through November 30, 2004. Additionally, the Successor has established defined contribution plans, under which it incurred under $1 million of expenses for the period December 1, 2004 through December 31, 2004.

The following tables provide a reconciliation of the changes in the Predecessor's defined benefit pension plans' and other postretirement plans' benefit obligations and the fair value of assets for the year ended December 31, 2003 and for the period January 1, 2004 through November 30, 2004, as well as the statements of the funded status and schedules of the net amounts recognized in the balance sheet at December 31, 2004 and 2003. The measurement date for the amounts in these tables was January 1, of each year presented (Dollars in Millions):

	Pension Benefits
	Predecessor
	Year ended December 31, 2003	January 1, 2004 through November 30, 2004
Reconciliation of benefit obligation
Obligation at beginning of period	$179	$221
Service Cost	5	6
Employee contributions	12	12
Employee contributions	1	1
Plan amendments	1	1
Actuarial (gain) loss	25	9
Benefit payments	(16)	(9)
Acquisitions and divestitures	2	—
Translation adjustments	12	9
Obligation at end of period	$221	$250
Accumulated benefit obligation	$192	$237

	Pension Benefits
	Predecessor
	Year ended December 31, 2003	January 1, 2004 through November 30, 2004
Reconciliation of fair value of plan assets
Fair value, beginning of period	$131	$156
Actual return on plan assets	24	17
Acquisitions and divestitures	2	—
Employer contributions	5	39
Employee contributions	1	1
Benefit payments	(16)	(9)
Translation adjustments	9	7
Fair value, end of period	$156	$211
Fair value of plan assets
U.S. plans	61	67
Non U.S. plans	95	144
	$156	$211

	Other Benefits
	Predecessor
	Year ended December 31, 2003	January 1, 2004 through November 30, 2004
Reconciliation of benefit obligation
Obligation at beginning of period	$46	$52
Service cost	1	1
Interest cost	3	3
Actuarial (gain) loss	2	(1)
Benefit payments	(3)	(3)
Translation adjustments	3	2
Accumulated benefit obligation	$52	$54

The Company has retained certain non-U.S. defined benefit plans. The accumulated benefit obligation and fair value of plan assets for these plans was $19 million and $17 million, respectively at December 31 2004. The activity associated with these retained plans for the one month period ended December 31, 2004, was not material.

The weighted average asset allocations of the U.S. pension plans at December 31, 2003 and November 30, 2004 follow:

	Predecessor
	December 31, 2003	November 30, 2004
Asset Category
Equity securities	54%	50%
Controlled-risk debt securities	37	28
Absolute return strategies investments	—	8
Cash and short-term obligations	9	14
Total	100%	100%

The target asset allocations of U.S. pension plans for equity securities, controlled-risk debt securities, absolute return strategies investments and cash and other assets at November 30, 2004 were 40%, 45%, 10% and 5%, respectively. The target asset allocations at December 31, 2003 were similar.

The U.S. pension plan target asset allocations are established through an investment policy, which is updated periodically and reviewed by the Finance Committee of the Board of Directors of Dana. The policy recognizes that the link between assets and liabilities is the level of long-term interest rates, and that properly managing the relationship between assets of the pension plans and pension liabilities serves to mitigate the impact of market volatility on the funding levels. Given the U.S. plans' demographics, an important component of the asset/liability modeling approach is the use of what we refer to as "controlled-risk assets;" for the U.S. fund these assets are long duration U.S. government fixed-income securities. Such securities are a positively correlated asset class to pension liabilities and their use mitigates interest rate risk and provides the opportunity to allocate additional plan assets to other asset categories with low correlation to equity market indices. This investment policy permits plan assets to be invested in a number of diverse investment categories, including "absolute return strategies" investments such as hedge funds. Absolute return strategies investments are currently limited to not more than 15% of total assets, although this limitation may be increased if appropriate.

The following table presents the funded status of the pension and other retirement benefit plans and the amounts recognized in the balance sheet as of December 31, 2004 and 2003 (Dollars in Millions):

	Pension Benefits		Other Benefits
	Predecessor	Successor	Predecessor	Successor
	2003	2004	2003	2004
Funded status balances at January 1	$(65)	$(1)	$(52)	$—
Unrecognized transition obligation	1	2	—	—
Unrecognized prior service cost	2	1	—	—
Unrecognized loss	62	$3	6	—
Prepaid expense (accrued cost)	$—	5	$(46)	$—
Amounts recognized in balance sheet consist of:
Prepaid benefit cost	$7	$5	$—	$—
Accrued benefit liability	(43)	—	(46)	—
Intangible asset	3	—	—	—
Accumulated other comprehensive income	33	—	—	—
Net amount recognized	$—	$5	$(46)	$—

Expected benefit payments by the pension plans and other retirement plans retained by the Successor for periods subsequent to December 31, 2004 are expected to be less than $1 million per year.

Projected contributions to be made to the Company's defined benefit pension plans in 2005 are less than $1 million.

Components of net periodic benefit costs the Predecessor's defined benefit plans for the last two years and the period January 1, 2004 through November 30, 2004 are as follows (Dollars in Millions):

	Pension Benefits
	December 31,		January 1 – November 30
	2002	2003	2004
Service cost	$5	$5	$6
Interest cost	10	12	12
Expected return on plan assets	(13)	(12)	(12)
Amortization of transition obligation	(1)	(1)	—
Amortization of prior service cost	1	1	1
Recognized net actuarial loss (gain)	(1)	1	2
Net periodic benefit cost	$1	$6	$9

	Other Benefits
	December 31,		January 1 – November 30
	2002	2003	2004
Service cost	$1	$1	$1
Interest cost	3	3	3
Net periodic benefit cost	$4	$4	$4

The components of net period benefit costs for the Company's plans during the one month period ended December 31, 2004 was not material.

	U.S. Plans
	December 31,		November 30,
	2002	2003	2004
Discount rate	6.75%	6.25%	6.00%
Expected return on plan assets	8.75%	8.75%	8.75%
Rate of compensation increase	5.00%	5.00%	5.00%

	Non-U.S. Plans
	December 31,		November 30,
	2002	2003	2004
Discount rate	5.64%	5.60%	5.48%
Expected return on plan assets	6.69%	6.79%	6.59%
Rate of compensation increase	2.75%	3.50%	3.15%

The discount rate and expected return on plan assets for U.S. plans presented in the table above is used to determine pension expense for the succeeding year.

The Company selects the expected rate of return on plan assets on the basis of a long-term view of asset portfolio performance of the pension plans. Since the 1981 adoption of the asset/liability management investment policy, the compounded rate of return was 12.7%. However, the two-year, five-year and ten-year compounded rates of return through November 30, 2004 were 16.9%, 4.3% and 11.4%, respectively. The Company assesses the appropriateness of the expected rate of return on an annual basis and when necessary revises the assumption. The rate of return assumption for U.S. plans was last revised in 2002 when it was lowered from 9.5% to 8.75%, based in part on the expectation of lower future rates of return.

The weighted average assumptions used in the measurement of other postretirement benefit obligations are as follows:

	2002	2003	2004
Discount rate	6.60%	6.25%	6.09%
Initial weighted health care costs trend rate	11.15%	10.61%	9.55%
Ultimate health care costs trend rate	4.93%	5.00%	5.00%
Years to ultimate	7.5	6.6	5.9

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "MPDIMA") was enacted in the U.S. The MPDIMA provides, among other things, expanded existing Medicare healthcare benefits to include an outpatient prescription drug benefit to Medicare eligible residents of the U.S. ("Medicare Part D") beginning in 2006. Prescription drug coverage will be available to eligible individuals who voluntarily enroll under the Medicare Part D plan. As an alternative, employers may provide drug coverage at least "actuarially equivalent to standard coverage" and receive a tax-free federal subsidy equal to 28% of a portion of a Medicare beneficiary's drug costs for covered retirees who do not enroll in a Medicare Part D plan.

In May 2004, the FASB issued Staff Position FAS No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization MPDIMA of 2003," to provide guidance on accounting for the effects of the MPDIMA. Staff Position FAS No. 106-2 requires treating the initial effect of the employer subsidy on the accumulated postretirement benefit obligation (APBO) as an actuarial gain. The subsidy also affects the estimate of service cost in measuring the cost of benefits attributable to current service. The effects of plan amendments adopted subsequent to the MPDIMA to qualify plans as actuarially equivalent are treated as actuarial gains if the net effect of the amendments reduces the APBO. The net effect on the APBO of any plan amendments that (a) reduce benefits under the plan and thus disqualify the benefits as actuarially equivalent and (b) eliminate the subsidy are accounted for as prior service cost.

During the third quarter of 2004, the Company adopted Staff Position FAS No. 106-2 retroactively to the beginning of 2004. The initial effect of the subsidy was less than a $1 million reduction in the APBO at January 1, 2004 and a corresponding decrease in actuarial loss, which we deferred in accordance with the accounting policy related to retiree benefit plans. The effect in the results of operations for the eleven month period ended November 30, 2004 and one month period ended December 31, 2004 was not material.

In January 2005, the Center for Medicare and Medicaid Services released final regulations to implement the new prescription drug benefits under Medicare Part D. The Company is currently reviewing this guidance and is currently unable to quantify any additional effect it might have on the liability and expense in the future.

Note 16.    Income Tax

The Predecessor's domestic operations were included in Dana's consolidated U.S. tax return. The domestic income tax provision had been calculated for each period on a method that is generally consistent with a separate return basis as if the Predecessor was a separate entity. The income tax provision of the Predecessor in other countries is generally based on separate returns of the operating units, as adjusted for the effects of applying accounting principles generally accepted in the United States. The components of the income tax provision (benefit) are as follows (Dollars in Millions):

	Predecessor Restated			Successor Restated
	Year ended December 31, 2002	Year ended December 31, 2003	January 1, 2004 through November 30, 2004	December 1, 2004 through December 31, 2004
Current:
U.S federal	$42	$29	$26	$—
U.S. state and local	3	4	1	—
Non-United States	15	18	20	3
Total current	60	51	47	3
Deferred:
U.S. federal & state	(8)	2	(22)	(1)
Non-United States	1	(4)	(6)	(4)
Total deferred	(7)	(2)	(28)	(5)
Total expense	53	49	19	(2)
Tax benefit related to change in accounting	3	—	—	—
Income tax provision (benefit)	$56	$49	$19	$(2)

The provision (benefit) for income taxes was calculated based upon the following components of income (loss) before income taxes and minority interest (Dollars in Millions):

	Predecessor Restated			Successor Restated
	Year ended December 31, 2002	Year ended December 31, 2003	January 1, 2004 through November 30, 2004	December 1, 2004 through December 31, 2004
United States	$105	$91	$11	$(3)
Non-United States	14	27	36	(3)
Income (loss) before income taxes	$119	$118	$47	$(6)

Deferred tax assets (liabilities) consisted of the following (Dollars in Millions):

	Predecessor Restated At December 31, 2003	Successor Restated At December 31, 2004
Post-retirement benefits other than pensions	$15	$4
Pension accruals	12	—
Net operating loss carryforwards	11	9
Inventory reserves	12	—
Fixed assets	—	7
Expense accruals	20	12
Intangible assets	3	5
Other	12	17
Subtotal	85	54
Valuation allowance	(2)	(2)
Deferred tax assets	83	52
Depreciation	27	—
Foreign earnings	—	30
Other	1	8
Deferred tax liabilities	28	38
Net deferred tax assets	$55	$14

Valuation allowances are provided for deferred tax assets whenever the realization of the assets is not deemed to meet a "more likely than not" standard. Accordingly, valuation allowances have been provided for net operating losses in certain non-U.S. countries. To reflect judgments in applying this standard, the Company increased the valuation allowance against deferred tax assets by $1 million in 2003.

The effective income tax rate differs from the U.S. federal income tax rate for the following reasons:

	Predecessor Restated			Successor Restated
	Year ended December 31, 2002	Year ended December 31, 2003	January 1, 2004 through November 30, 2004	December 1, 2004 through December 31, 2004
U.S. federal income tax rate	35.0%	35.0%	35.0%	35.0%
Increases (reductions) resulting from:
State and local income taxes, net of federal income tax benefit	1.6	2.3	.7	1.1
Non-U.S. income	9.1	3.8	4.3	(11.3)
Miscellaneous items	1.0	.6	.7	2.3
Effective income tax rate	46.7%	41.7%	40.7%	27.1%

The effective income tax rate for 2002 does not include the impact of the change in accounting for goodwill, as the $3 million benefit recognized was substantially less than the $9 million derived by applying the expected rate of 35% to the $25 million write-down since a substantial portion of the write-down is not deductible. Inclusive of this impact, the effective rate for the Company was 56% in 2002.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the Act) during 2005. Affinia has not fully evaluated the effects of the repatriation provision and, therefore, has not determined if the Act will materially change its foreign earnings reinvestment plan. Affinia is evaluating the effects of the repatriation provision and expects to make a decision on implementation later in 2005.

Note 17.    Composition of Certain Balance Sheet Amounts

The following items comprise the amounts indicated in the respective balance sheet captions (Dollars in Millions):

	Predecessor Restated	Successor Restated
	December 31,	December 31,
	2003	2004
Other current assets
Deferred tax benefits	$52	$6
Prepaid pension expense	7	5
Other	49	33
	$108	$44
Investments and other assets
Investments at equity	$3	$2
Intangible pension asset	3	—
Deferred tax assets	3	8
Other	8	30
	$17	$40
Property, plant and equipment, net
Land and improvements to land	$14	$9
Buildings and building fixtures	140	61
Machinery and equipment	612	168
	766	238
Less: Accumulated depreciation	(486)	(3)
	$280	$235
Other accrued liabilities
Accrued property and casualty	$27	$2
Returns reserve	19	18
Accrued rebates and promotions	12	19
Taxes other than income taxes	6	8
Core deposit liability	7	5
Accrued restructuring	4	3
Other	14	97
	$89	$152
Deferred employee benefits and other noncurrent liabilities
Postretirement other than pension	$46	$—
Pension	43	—
Other noncurrent liabilities	11	20
	$100	$20

Note 18.    Commitments and Contingencies

At December 31, 2004, the Company had purchase commitments for property, plant and equipment of approximately $3 million.

The Company had future minimum rental commitments under non-cancelable operating leases of $104 million at December 31, 2004, with rental payments during the next five years of: $22 million in 2005; $17 million in 2006; $11 million in 2007; $9 million in 2008; $8 million in 2009; and $37 million thereafter.

Rent expense was $30 million in 2002, $32 million in 2003, $26 million for the period January 1, 2004 through November 30, 2004 and $3 million for the period December 1, 2004 through December 31, 2004.

A liability for estimated product returns is recorded at the date products are sold. Adjustments are made as new information becomes available. Product returns expense was $16 million in 2002, $17 million in 2003, $10 million for the period January 1, 2004 through November 30, 2004 and $1 million for the period December 1, 2004 through December 31, 2004. Accrued product returns was $19 million and $18 million at December 31, 2003 and 2004, respectively.

The Company is party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on product liability claims and alleged violations of environmental laws. As part of the Acquisition, Dana retained responsibility for the defense of, and any liabilities associated with, all legal proceedings commenced prior to November 30, 2004, relating to, arising out of or resulting from the operations acquired by the Company from Dana. In addition, Dana retained certain other liabilities related to the period prior to November 30, 2004.

The Company, including subsidiaries acquired from Dana in the Acquisition, had 54 pending asbestos-related product liability claims at December 31, 2004. As part of the Acquisition, Dana retained responsibility for the defense of, and all liabilities associated with these claims. In addition, Dana retained responsibility for all asbestos-related liabilities arising from products manufactured or sold, or services performed, prior to November 30, 2004. The Company had approximately 270 pending asbestos-related product liability claims at December 31, 2003, compared to approximately 310 pending claims at December 31, 2002. At both dates, the Predecessor had accrued $1 million for defense costs for such claims.

The Company has various accruals for contingent non-asbestos product liability costs. At December 31, 2002, 2003 and 2004 the Company had $1 million, $4 million and less than $1 million accrued, respectively. There are no recoveries expected from third parties. There was no difference between our minimum and maximum estimates for these liabilities at any date. If there is a range of equally probable outcomes, we accrue the lower end of the range.

The Company estimates contingent environmental liabilities based on the most probable method of remediation, current laws and regulations and existing technology. Estimates are made on an undiscounted basis and exclude the effects of inflation. If there is a range of equally probable remediation methods or outcomes, we accrue the lower end of the range. At December 31, 2002, 2003, and 2004 the Company had $2 million, $1 million and less than $1 million accrued, respectively. There are no recoveries expected from third parties. There was no difference between our minimum and maximum estimates for these liabilities at either date.

Note 19.    Restructuring of Operations

In 2002, the Company recorded $65 million of charges in connection with additional facility closures and exited additional lines of business. In connection with these restructuring activities, the Company recorded restructuring expenses of $35 million in 2002, including $17 million for employee termination benefits; $4 million for asset impairment related to property, plant and equipment of closed facilities; and $14 million for exit and other expenses, including lease continuation expense, property taxes and other holding costs, costs preparing properties for closure or sale and costs of moving equipment and people in connection with consolidating operations and outsourcing non-core production. The Company also recorded a $30 million charge to cost of sales relating to inventory impairment and non-salvageable returns related to discontinued lines of business.

During 2003, the Company made substantial progress toward the completion of its restructuring program, including the reduction of people and relocation of equipment. In connection with these efforts, the Company recorded an additional $3 million for employee termination benefits and $1 million for exit costs, including the cost of relocating employees, transferring equipment and maintaining buildings held for sale. Restructuring provisions resulted in a pre-tax charge of $4 million in 2003 and reduced net income by $3 million.

During December 2004, in connection with the Acquisition the Company recorded $1 million of liabilities for facility closures, which consisted primarily of employee termination benefits. The following summarizes the restructuring charges and activity for all the Company's restructuring programs recorded in the last three years (Dollars in Millions):

	Employee Termination Benefits	Long-Lived Asset Impairment		Exit Costs	Total
Predecessor
Balance at December 31, 2001	$11	$		$8	$19
Activity during the year	—		—	—	—
Charges to expense	17		4	14	35
Cash Payments	(17)		––	(14)	(31)
Write-off of assets	—		(4)	—	(4)
Balance at December 31, 2002	$11		$—	$8	$19
Activity during the year
Charges to expense	3		—	1	4
Cash payments	(12)		—	(7)	(19)
Balance at December 31, 2003	$2		$—	$2	$4
Activity from January 1, 2004 through November 30, 2004
Charges to expense	2		—	—	2
Cash payments	(2)		—	(2)	(4)
Write-off of assets	—		—	—	—
Balance at November 30, 2004	$2		$—	$—	$2
Successor
Activity from December 1, 2004 through December 31, 2004
Charges to expense	$—		$—	$—	$—
Cash payments
Write-off of assets	—		—	—	—
Other	1		—	—	1
Balance at December 31, 2004	$3		$—	$—	$3

At December 31, 2004, $3 million of restructuring charges remained in accrued liabilities. This balance was comprised of $3 million for remaining obligations related to wage and healthcare continuation to severed employees. These remaining benefits are expected to be paid during 2005.

Note 20.    Related Party Transactions

For purposes of these financial statements, Predecessor sales between the Company and other Dana units have not been eliminated. These transactions between Predecessor and other Dana units were on a cost-plus basis with a mark-up on most transactions of approximately 10%. The Company's sales to other Dana units totaled $24 million in 2002, $19 million in 2003, $16 million for the period January 1, 2004, through November 30, 2004, and $1 million for the period December 1, 2004 through December 31, 2004. The Predecessor distributes parts produced by Dana's Automotive Systems Group for aftermarket customers. The purchases by the Company from Dana's Automotive Systems Group were $38 million in 2002, $48 million in 2003, $22 million for the period January 1, 2004, through November 30, 2004, and $1 million for the period December 1, 2004 through December 31, 2004. All other Company purchases from other Dana units were immaterial.

The following table presents the components of administrative services provided at the Dana corporate level that have been allocated to the Predecessor, plus expenses charged to the aftermarket department within the Dana corporate office, including wages, fringe benefits, travel, employee relocation, charges for internal services such as information technology support and charges for certain external services. These items have been allocated to the Predecessor and included in the selling, general and administrative expenses in the combined statement of income but historically not included in the Predecessor's accounts (Dollars in Millions):

	Predecessor
	Year ended December 31, 2002	Year ended December 31, 2003	January 1, 2004 through November 30, 2004
Administrative staff wages and fringe benefits	$2	$3	$2
Treasury services	2	2	2
Accounting, tax and audit services	2	2	2
Legal services	1	1	1
Environmental services	—	1	1
Other services	2	1	2
Allocated corporate expenses	9	10	10
Aftermarket department expenses (income)	2	3	(1)
Total corporate expenses	$11	$13	$9

In addition to the above amounts, Dana incurred certain expenditures on behalf of the Predecessor that have been charged to the Predecessor periodically based on estimated or actual cost. Such services include transportation services, insurance risk management (including participation in and administration of insurance programs), employee benefits and payroll administration, information technology and third party legal services paid by Dana. Accordingly, these items are reflected in Predecessor's historical accounts.

No allocation of interest expense has been included in these combined financial statements as no debt was allocated by Dana.

Affinia and Dana entered into a transition services agreement ("the TSA") effective with the closing on November 30, 2004. The TSA provides for certain administrative and other services and support to be provided by Dana to us, and to be provided by us to Dana, in each case after the Acquisition. We also will continue to lease certain properties, warehouses and office space from Dana after the Acquisition for periods of several months to five years. Some of these lease terms may be renewed indefinitely by the parties.

Dana agreed in the Stock and Asset Purchase Agreement to provide us with a $16 million credit for payments otherwise due for services under the TSA. In the event that the full $16 million credit is not used by us by the end of the first quarter of 2005, Dana has agreed to make a cash payment to us by April 30, 2005 for the unused balance.

The Company leases certain office and warehouse space, vehicles and equipment under operating leases entered into with Dana Commercial Credit Corporation ("DCC"). Lease payments to DCC were $12 million in 2002, $8 million in 2003, $4 million for the period January 1, 2004 through November 30, 2004, and less than $1 million for the period December 1, 2004 through December 31, 2004.

In connection with the Stock and Asset Purchase Agreement Affinia and Dana entered into certain ancillary agreements. Pursuant to the ancillary agreements, we will, among other things, sell various Dana products in the United States and in foreign markets. We generally will receive commissions on these sales. Many of these agreements can be terminated by either party upon notice. In addition to the various ancillary agreements, Affinia entered into a distribution agreement with Dana, whereby Dana Brazil appointed us its exclusive distributor of specified products in Brazil for a period of six years.

Affinia and Dana have also agreed to license trademarks to one another to facilitate the performance of each party's obligations under the TSA and ancillary agreements.

As part of the financing in connection with the Acquisition, Affinia Group Holdings Inc. issued subordinated pay-in-kind notes due 2019 with a face amount of $74.5 million (collectively, the "Seller

Note") to an affiliate of Dana. The Seller Note had an estimated fair value of $50 million upon issuance. We and the guarantors of our senior subordinated notes have no obligations with respect to the Seller Note.

The Seller Note will mature on November 30, 2019. The interest rate on the Seller Note is 8% per annum initially, with an increase to 10% per annum from the date of the fifth anniversary of November 30, 2009, payable in kind at the option of Affinia Group Holdings Inc. Affinia Group Holdings Inc. may prepay at its option all or part of the Seller Note at specified prepayment prices. Upon a change of control, the holder shall have the right to require Affinia Group Holdings Inc. to repurchase the Seller Note at specified prepayment prices. Under specified circumstances, Affinia Group Holdings Inc. will be required to offer to redeem a portion of the Seller Note at specified prepayment prices using 17.5% of dividends proposed to be made. Notwithstanding Affinia Group Holdings Inc.'s option to make cash interest payments, our senior credit facilities and the indenture governing the senior subordinated notes limit our ability to make dividends to Affinia Group Holdings Inc. for the purpose of making any payments in respect of, or otherwise servicing, the obligations represented by the Seller Note.

Payment under the seller note is structurally and contractually subordinated to the prior payment in full of our senior subordinated notes and all our other senior debt and any senior debt of Affinia Group Holdings Inc. Any holder may sell or otherwise transfer all or part of the seller note (in no less than increments of $10 million of the principal amount) with the prior written consent of Affinia Group Holdings Inc. which consent shall not be unreasonably withheld if such transfer would not adversely affect Affinia Group Holdings Inc., and its affiliates.

Note 21.    Segment Information

The Company operates in a single business segment, which is the manufacturing and distribution of vehicle aftermarket parts. The products and services, customer base, distribution channel, manufacturing process, procurement, and economic characteristics are similar throughout all of the Company's operations.

Net sales by geographic region were as follows (Dollars in Millions):

	Predecessor Restated			Successor
	Year ended December 31, 2002	Year ended December 31, 2003	January 1, 2004 through November 30, 2004	December 1, 2004 through December 31, 2004
North America	$1,637	$1,561	$1,424	$110
Other countries	421	484	526	46
	$2,058	$2,045	$1,950	$156

Long-lived assets by geographic region were as follows (Dollars in Millions):

	Predecessor December 31, 2003	Successor December 31, 2004
North America	$219	$179
Other countries	61	56
	$280	$235

Net sales by geographic area were determined based on origin of sale. Geographic data on long-lived assets is based on physical location of those assets.

Note 22.    Financial Information for Guarantors and Non-Guarantors

In connection with the Acquisition on November 30, 2004, Affinia issued $300 million of Notes to qualified institutional buyers and certain persons in offshore transactions. Affinia plans to register these Notes. The Notes are general obligations of Affinia and guaranteed by all of the wholly-owned domestic subsidiaries, excluding Beck/Arnley Worldparts Corp., and Affinia's direct parent, Affinia Group Intermediate Holdings, Inc. (referred to in the following tables as "Parent"). These guarantors jointly and severally guarantee the Affinia's obligations under the Notes and represent full and unconditional general obligations of each guarantor. In the following tables, "Issuer" refers to Affinia and "Guarantors" refers to the subsidiary guarantors.

The following information presents combining and consolidating Statements of Income and Statements of Cash Flows for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 through November 30, 2004 and from December 1, 2004 through December 31, 2004 and combined and consolidating Balance Sheets as of December 31, 2003 and 2004. In addition to the effect of the restatement items discussed in Note 2, the financial statement information has been restated to reflect the application of the equity method of accounting by the Company with respect to its subsidiaries. The Company and its Predecessor previously reported investments in its subsidiaries on the cost method of accounting. These revisions have no income statement effect on the consolidated financial statements of the Company or its Predecessor. Following the financial statement information presented below are the previously reported amounts for selected line items in the consolidating financial information.

Affinia Group Intermediate Holdings Inc.
Notes to combined and consolidated financial statements (continued)
Supplemental Guarantors
Combining Statement of Income Data
For the Year Ended December 31, 2002
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total

Net sales	$—	$—	$1,443	$663	$(48)	$2,058
Cost of sales	—	—	1,171	533	(48)	1,656
Gross profit	—	—	272	130	—	402
Selling, general and administrative expenses	—	—	140	107	—	247
Restructuring charges	—	—	16	19	—	35
Operating profit	—	—	116	4	—	120
Other income, net	—	—	—	4	—	4
Interest expense	—	—	—	5	—	5
Income before taxes and minority interest	—	—	116	3	—	119
Income tax provision	—	—	41	15	—	56
Minority interest	—	—	—	(1)	—	(1)
Income (loss) before effect of change in accounting	—	—	75	(13)	—	62
Effect of change of accounting, net of tax	—	—	(6)	(16)	—	(22)
Equity in income (loss) of subsidiaries	—	—	67	(17)	(50)	—
Net income (loss)	$—	$—	$136	$(46)	$(50)	$40
As previously reported:
Equity in net income (loss) of subsidiaries	$—	$—	$—	$—	$—	$—
Net income (loss)	—	—	69	(29)	—	40

Affinia Group Intermediate Holdings Inc.
Notes to combined and consolidated financial statements (continued)
Supplemental Guarantors
Combining Statement of Income Data
For the Year Ended December 31, 2003
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Net sales	$—	$—	$1,384	$739	$(78)	$2,045
Cost of sales	—	—	1,135	618	(78)	1,675
Gross profit	—	—	249	121	—	370
Selling, general and administrative expenses	—	—	143	106	—	249
Restructuring charges	—	—	3	2	—	5
Operating profit	—	—	103	13	—	116
Other income, net	—	—	2	3	—	5
Interest expense	—	—	—	3	—	3
Income before taxes and minority interest	—	—	105	13	—	118
Income tax provision	—	—	40	9	—	49
Minority interest	—	—	—	(2)	—	(2)
Equity in income (loss) of subsidiaries	—	—	36	—	(36)	—
Net income	$—	$—	$101	$2	$(36)	$67

As previously reported:
Equity in net income (loss) if subsidiaries	$—	$—	$—	$—	$—	$—
Net income (loss)	—	—	65	2	—	67

Affinia Group Intermediate Holdings Inc.
Notes to combined and consolidated financial statements (continued)
Supplemental Guarantors
Combining Statement of Income Data
For the Eleven Months Ended November 30, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total

Net sales	$—	$—	$1,267	$739	$(56)	$1,950
Cost of sales	—	—	1,116	611	(56)	1,671
Gross profit	—	—	151	128	—	279
Selling, general and administrative expenses	—	—	133	99	—	232
Restructuring charges	—	—	—	2	—	2
Operating profit	—	—	18	27	—	45
Other income, net	—	—	1	3	—	4
Interest expense	—	—	—	2	—	2
Income before taxes and minority interest	—	—	19	28	—	47
Income tax provision	—	—	4	15	—	19
Equity in net income (loss) of subsidiaries	—	—	(26)	5	21	—
Net income	$—	$—	$(11)	$18	$21	$28

As previously reported:
Equity in net income (loss) if subsidiaries	$—	$—	$—	$—	$—	$—
Net income (loss)	—	—	14	13	—	27

Affinia Group Intermediate Holdings Inc.
Notes to combined and consolidated financial statements (continued)
Supplemental Guarantors
Consolidating Statement of Income Data
For the Period December 1, 2004 through December 31, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated Total

Net sales	$—	$—	$101	$59	$(4)	$156
Cost of sales	—	—	89	53	(4)	138
Gross profit	—	—	12	6	—	18
Selling, general and administrative expenses	—	(1)	(10)	(10)	—	(21)
Restructuring charges	—	—	—	—	—	—
Operating profit (loss)	—	(1)	2	(4)	—	(3)
Other income, net	—	—	—	2	—	2
Interest expense	—	(5)	—	—	—	(5)
Income (loss) before taxes and minority interest	—	(6)	2	(2)	—	(6)
Income tax provision (benefit)	—	(2)	1	(1)	—	(2)
Minority interest	—	—	—	—	—	—
Equity in net income (loss) of subsidiaries	(4)	—	(1)	—	5	—
Net income (loss)	$(4)	$(4)	$—	$(1)	$5	$(4)
As previously reported:
Equity in net income (loss) of subsidiaries	$—	$—	$—	$—	$—	$—
Net income (loss)	—	(4)	1	(1)	—	(4)

Affinia Group Intermediate Holdings Inc.
Note to combined and consolidated financial statements (continued)
Supplemental Guarantors
Combining Statement of Cash Flows Data
For the Year Ended December 31, 2002
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Net cash flows — operating activities	$—	$—	$92	$63	$—	$155
Cash flows — investing activities:
Purchase of property, plant and equipment	—	—	(26)	—	—	(26)
Proceeds from sales of assets	—	—	1	3	—	4
Other	—	—	(14)	14	—	—
Net cash flows — investing activities	—	—	(39)	17	—	(22)
Cash flows — financing activities:
Net change in short-term debt	—	—	—	5	—	5
Net transactions with Dana	—	—	(53)	(72)	—	(125)
Net cash flows — financing activities	—	—	(53)	(67)	—	(120)

Net increase in cash and cash equivalents	—	—	—	13	—	13
Cash and cash equivalents — beginning of period	—	—	—	25	—	25
Cash and cash equivalents — end of period	$—	$—	$—	$38	$—	$38

Reconciliation of net income (loss) to net cash flows from operating activities
Net income (loss)	$—	$—	$136	$(46)	$(50)	$40
Depreciation and amortization	—	—	24	22	—	46
Deferred income taxes	—	—	(11)	19	—	8
Gains on asset sales	—	—	—	(2)	—	(2)
Effect of change in accounting	—	—	7	15	—	22
Asset impairment	—	—	16	4	—	20
Equity in subsidiaries	—	—	(67)	17	50	—
Change in accounts receivable	—	—	(34)	19	—	(15)
Change in inventories	—	—	(8)	10	—	2
Change in other operating assets	—	—	5	(9)	—	(4)
Change in operating liabilities	—	—	10	16	—	26
Other	—	—	14	(2)	—	12
Net cash flows — operating activities	$—	$—	$92	$63	$—	$155

As previously reported:
Net income	$—	$—	$69	$(29)	$—	$40
Equity in subsidiaries	—	—	—	—	—	—

Affinia Group Intermediate Holdings Inc.
Notes to combined and consolidated financial statements (continued)
Supplemental Guarantors
Combining Statement of Cash Flows Data
For the Year Ended December 31, 2003
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Net cash flows — operating activities	$—	$—	$122	$(7)	$—	$115
Cash flows — investing activities:
Purchase of property, plant and equipment	—	—	(25)	(19)	—	(44)
Proceeds from sales of assets	—	—	1	6	—	7
Other	—	—	(1)	1	—	—
Net cash flows — investing activities	—	—	(25)	(12)	—	(37)
Cash flows — financing activities:
Net change in short-term debt	—	—	—	(1)	—	(1)
Net transactions with Dana	—	—	(97)	28	—	(69)
Net cash flows — financing activities	—	—	(97)	27	—	(70)
Net increase in cash and cash equivalents	—	—	—	8	—	8
Cash and cash equivalents — beginning of period	—	—	—	38	—	38
Cash and cash equivalents — end of period	$—	$—	$—	$46	$—	$46
Reconciliation of net income to net cash flows from operating activities
Net income	$—	$—	$101	$2	$(36)	$67
Depreciation and amortization	—	—	21	25	—	46
Deferred income taxes	—	—	—	(9)	—	(9)
Gains on asset sales	—	—	(1)	(2)	—	(3)
Equity in subsidiaries	—	—	(36)	—	36	—
Change in accounts receivable	—	—	8	3	—	11
Change in inventories	—	—	18	(8)	—	10
Change in other operating assets	—	—	7	(8)	—	(1)
Change in operating liabilities	—	—	1	(15)	—	(14)
Other	—	—	3	5	—	8
Net cash flows — operating activities	$—	$—	$122	$(7)	$—	$115

As previously reported:
Net income	$—	$—	$65	$2	$—	$67
Equity in subsidiaries	—	—	—	—	—	—

Affinia Group Intermediate Holdings Inc.
Notes to combined and consolidated financial statements (continued)
Supplemental Guarantors
Consolidating Statement of Cash Flows Data
For the Eleven Months Ended November 30, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Net cash flows — operating activities	$—	$—	$37	$(44)	$—	$(7)
Cash flows — investing activities:
Purchase of property, plant and equipment	—	—	(20)	(24)	—	(44)
Proceeds from sales of assets	—	—	1	5	—	6
Other	—	—	—	1	—	1
Net cash flows — investing activities	—	—	(19)	(18)	—	(37)
Cash flows — financing activities:
Net change in short-term debt	—	—	—	(19)	—	(19)
Net transactions with Dana	—	—	(14)	75	—	61
Net cash flows — financing activities	—	—	(14)	56	—	42
Net increase (decrease) in cash and cash equivalents	—	—	4	(6)	—	(2)
Cash and cash equivalents — beginning of period	—	—	—	46	—	46
Cash and cash equivalents — end of period	$—	$—	$4	$40	$—	$44

Reconciliation of net income to net cash flows from operating activities
Net income	$—	$—	$(11)	$18	$21	$28
Depreciation and amortization	—	—	21	20	—	41
Impairment of assets	—	—	1	—	—	1
Deferred income taxes	—	—	3	(31)	—	(28)
Losses (gains) on asset sales	—	—	1	(3)	—	(2)
Equity in subsidiaries	—	—	26	(5)	(21)	—
Change in accounts receivable	—	—	22	(14)	—	8
Change in inventories	—	—	(20)	(17)	—	(37)
Change in other operating assets	—	—	(32)	2	—	(30)
Change in operating liabilities	—	—	10	(11)	—	(1)
Other	—	—	16	(3)	—	13
Net cash flows — operating activities	$—	$—	$37	$(44)	$—	$(7)

As previously reported:
Net cash flows — operating activities	$—	$—	$42	$(44)	$—	$(2)
Net cash flows — investing activites	—	—	(24)	(18)	—	(42)
Net cash flows — financing activites	—	—	(14)	56	—	42
Net income (loss)	—	—	14	13	—	27
Equity in subsidiaries	—	—	—	—	—	—

Affinia Group Intermediate Holdings Inc.
Notes to combined and consolidated financial statements (continued)
Supplemental Guarantors
Consolidating Statement of Cash Flows Data
For the One Month Ended December 31, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated Total

Net cash flows — operating activities	$—	$13	$1	$(11)	$—	$3
Cash flows — investing activities:
Acquisition of Dana Automotive Aftermarket	—	(1,016)	—	—	—	(1,016)
Purchase of property, plant and equipment	—	—	(2)	(1)	—	(3)
Proceeds from sales of assets	—	—	1	—	—	1
Net cash flows — investing activities	—	(1,016)	(1)	(1)	—	(1,018)
Cash flows — financing activities:
Net change in short-term debt	—	(10)	—	—	—	(10)
Proceeds from long term debt	—	725	—	—	—	725
Deferred financing costs	—	(19)	—	—	—	(19)
Capital contributions	—	355	—	—	—	355
Net cash flows — financing activities	—	1,051	—	—	—	1,051
Net increase (decreases) in cash and cash equivalents	—	48	—	(12)	—	36
Cash and cash equivalents — beginning of period	—	—	—	44	—	44
Cash and cash equivalents — end of period	$—	$48	$—	$32	$—	$80
Reconciliation of net income (loss) to net cash flows from operating activities
Net income (loss)	$(4)	$(4)	$—	$(1)	$5	$(4)
Depreciation and amortization	—	—	3	1	—	4
Equity in subsidiaries	4	—	1	—	(5)	—
Deferred income taxes	—	—	—	(8)	—	(8)
Change in accounts receivable	—	—	10	(18)	—	(8)
Change in inventories	—	—	(6)	2	—	(4)
Change in other operating assets	—	—	(42)	45	—	3
Change in operating liabilities	—	17	35	(38)	—	14
Other	—	—	—	6	—	6
Net cash flows — operating activities	$—	$13	$1	$(11)	$—	$3
As previously reported:
Net cash flows — investing activities	$—	$(1,016)	$(1)	$(1)	$—	$(1,018)
Net cash flows — financing activities	—	1,051	—	—	—	1,051
Net income (loss)	—	(4)	1	(1)	—	(4)
Equity in subsidiaries	—	—	—	—	—	—

Affinia Group Intermediate Holdings Inc.
Notes to combined and consolidated financial statements (continued)
Supplemental Guarantors
Combining Balance Sheet Data
December 31, 2003
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Assets
Current assets:
Cash and cash equivalents	$—	$—	$—	$46	$—	$46
Accounts receivable	—	—	250	130	—	380
Inventories	—	—	265	186	—	451
Other current assets	—	—	53	55	—	108
Total current assets	—	—	568	417	—	985
Goodwill, net	—	—	28	3	—	31
Investments and other assets	—	—	7	10	—	17
Intercompany investments	—	—	14	42	(56)	—
Property, plant and equipment, net	—	—	143	137	—	280
Total assets	$—	$—	$760	$609	$(56)	$1,313

Liabilities and Combined Equity
Current liabilities:
Cash pooling obligations	$—	$—	$1	$22	$—	$23
Accounts payable	—	—	99	103	—	202
Accrued payroll and benefits	—	—	16	14	—	30
Other accrued liabilities	—	—	58	31	—	89
Taxes on income	—	—	37	4	—	41
Total current liabilities	—	—	211	174	—	385
Deferred employee benefits and other noncurrent liabilities	—	—	88	12	—	100
Minority interest in consolidation subsidiaries	—	—	—	6	—	6
Total liabilities	—	—	299	192	—	491
Combined Equity	—	—	461	417	(56)	822
Total liabilities and equity	$—	$—	$760	$609	$(56)	$1,313

As previously reported:
Current assets	$—	$—	$571	$417	$—	$988
Intercompany investment	—	—	14	42	(56)	—
Total assets	—	—	763	609	(56)	1,316
Combined equity	—	—	464	417	(56)	825

Affinia Group Intermediate Holdings Inc.
Notes to combined financial statements (continued)
Supplemental Guarantors
Consolidating Balance Sheet Data
December 31, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantors	Non- Guarantors	Eliminations	Combined Total
Assets
Current assets:
Cash and cash equivalents	$—	$48	$—	$32	$—	$80
Accounts receivable	—	16	195	150	—	361
Inventories	—	—	297	202	—	499
Other current assets	—	2	1	41	—	44
Total current assets	—	66	493	425	—	984
Investments and other assets	—	23	191	36	—	250
Intercompany investments	404	936	393	156	(1,889)	—
Intercompany receivables	—	—	—	—	—	—
Property, plant and equipment, net	—	—	121	114	—	235
Total assets	$404	$1,025	$1,198	$731	$(1,889)	$1,469

Liabilities and Equity
Current liabilities:
Notes payable	$—	$3	$—	$12	$—	$15
Accounts payable	—	—	87	121	—	208
Accrued payroll and employee benefits	—	2	6	14	—	22
Other accrued liabilities	—	23	73	56	—	152
Taxes on income	—	(2)	4	(2)	—	—
Total current liabilities		26	170	201	—	397
Deferred employee benefits and other noncurrent liabilities	—	—	—	20	—	20
Long-term debt	—	647	—	—	—	647
Minority interest in consolidation subsidiaries	—	—	—	1	—	1
Total liabilities	—	673	170	222	—	1,065
Consolidated equity	404	352	1,028	509	(1,889)	404
Total liabilities and equity	$404	$1,025	$1,198	$731	$(1,889)	$1,469

As previously reported:
Current assets	$—	$66	$482	$430	$—	$978
Intercompany investment	—	1,260	—	—	(1,260)	—
Total assets	—	1,087	998	658	(1,260)	1,483
Combined equity	—	429	824	436	(1,260)	429

Affinia Group Intermediate Holdings Inc.
Unaudited Condensed Combined (Predecessor) and Consolidated (Successor)
Statements of Operations
(Dollars in Millions)

	Predecessor Combined Three Months Ended June 30, 2004	Successor Consolidated Three Months Ended June 30, 2005	Predecessor Combined Six Months Ended June 30, 2004	Successor Consolidated Six Months Ended June 30, 2005
Net sales	$567	$570	$1,092	$1,076
Cost of sales	(474)	(492)	(912)	(924)
Gross profit	93	78	180	152
Selling, general and administrative expenses	(61)	(64)	(129)	(131)
Loss on disposition of Beck/Arnley	—	—	—	(21)
Operating profit	32	14	51	—
Other income, net	1	3	2	2
Interest expense	(1)	(14)	(1)	(27)
Income (loss) before income tax provision and minority interest	32	3	52	(25)
Income tax provision (benefit)	13	1	21	(10)
Minority interest	—	—	(1)	—
Net income (loss)	$19	$2	$30	$(15)

The accompanying notes are an integral part of the condensed combined and consolidated financial statements.

Affinia Group Intermediate Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets
(Dollars in Millions)

	December 31, 2004	June 30, 2005
	(Restated)
Assets
Current assets:
Cash and cash equivalents	$80	$34
Trade accounts receivable, less allowances of $4 and $2 million, respectively, in 2004 and 2005	361	416
Inventories	499	463
Other current assets	44	53
Total current assets	984	966
Property, plant, and equipment, net	235	230
Goodwill	—	6
Other intangible assets, net	187	183
Deferred financing costs	23	22
Investments and other assets	40	42
Total assets	$1,469	$1,449
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$208	$238
Other accrued expenses	152	111
Accrued payroll and employee benefits	22	35
Notes payable and current portion of long term debt	15	15
Total current liabilities	397	399
Long-term debt	647	645
Deferred employee benefits and other noncurrent liabilities	20	23
Minority interest in consolidated subsidiaries	1	1
Total liabilities	1,065	1,068
Commitments and contingencies
Capital contributions	405	405
Accumulated deficit	(4)	(19)
Foreign currency translation adjustment	3	(5)
Shareholders' equity	404	381
Total liabilities and shareholders' equity	$1,469	$1,449

The accompanying notes are in integral part of the condensed combined and consolidated financial statements

Affinia Group Intermediate Holdings Inc.
Unaudited Condensed Combined (Predecessor) and Consolidated (Successor)
Statements of Cash Flows
(Dollars in Millions)

	Predecessor Combined Six Months Ended June 30, 2004	Successor Consolidated Six Months Ended June 30, 2005
Operating activities
Net income (loss)	$30	$(15)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation and amortization	22	23
Deferred income taxes	—	(5)
Changes in current assets & liabilities:
Trade accounts receivable	(82)	(55)
Inventories	(6)	36
Accounts payable	31	30
Other operating assets	2	(9)
Other operating liabilities	(16)	(6)
Other	6	(1)
Net cash used in operating activities	(13)	(2)
Investing activities
Proceeds from sales of assets	—	1
Working capital settlement with Dana	—	(28)
Additions to property, plant, & equipment, net	(20)	(15)
Other investing activities	(6)	—
Net cash used in investing activities	(26)	(42)
Financing activities
Short-term debt, net	(22)	—
Payment of long-term debt	—	(2)
Net transactions with Dana	98	—
Net cash provided by (used in) financing activities	76	(2)
Change in cash and cash equivalents	37	(46)
Cash and cash equivalents at beginning of the period	46	80
Cash and cash equivalents at end of the period	$83	$34
Supplemental cash flows information
Cash paid during the period for:
Interest	$—	$21
Income taxes	—	9

The accompanying notes are in integral part of the condensed combined and consolidated financial statements

Note 1.    Organization and Description of Business

On November 30, 2004, Affinia Group Inc. ("Affinia"), a newly-formed company controlled by affiliates of The Cypress Group L.L.C. ("Cypress"), completed the acquisition by Affinia of all of the outstanding shares of capital stock of certain subsidiaries and certain assets consisting primarily of Dana Corporation's ("Dana") automotive aftermarket business operations (the "Acquisition") pursuant to the stock and asset purchase agreement (the "Purchase Agreement"), as amended, with Dana.

The accompanying combined financial statements prior to the Acquisition include the combined financial statements of Dana's automotive aftermarket group (the "Predecessor" financial statements). The accompanying consolidated financial statements subsequent to the Acquisition include the accounts of Affinia Group Intermediate Holdings Inc. (the "Successor" financial statements). Affinia Group Intermediate Holdings Inc. is the parent of Affinia, which is a wholly-owned subsidiary. In these notes to the financial statements, the term the "Company" refers to either or both the Predecessor or Successor company.

Affinia is a leading designer, manufacturer and distributor of automotive aftermarket components for passenger cars, sport utility vehicles, light and heavy trucks and off-highway vehicles.

Note 2.    Restatement of Financial Statements

Subsequent to the issuance of the Company's financial statements as of December 31, 2004 and March 31, 2005, the Company identified various accounting adjustments related to its initial recording of purchase accounting entries. There was no material income statement impact as a result of these entries for the period December 1, 2004 through December 31, 2004, which are more fully described below:

•	The initial purchase price allocation for inventory, as of December 1, 2004, was understated by $9 million. The Company recorded an entry to reduce inventory by $9 million that had already been recorded by Dana in the closing balance sheet. We have determined that inventory should be increased by $9 million, with a corresponding decrease to goodwill. There was no income statement impact as a result of this adjustment.

•	The initial purchase price allocation for the trade accounts receivables, allowance for doubtful accounts, as of December 1, 2004, was overstated by $6 million. Historically, Dana had made adjustments on a consolidated basis to the allowance for doubtful accounts that were subsequently not made by the Company. We have determined that the allowance for doubtful accounts should be reduced by $6 million, with a corresponding decrease to goodwill. There was no income statement impact as a result of this adjustment.

•	The initial purchase price allocation for trade accounts payable, as of December 1, 2004, was overstated by $4 million. We have determined that trade accounts payables should be reduced by $4 million, with a corresponding decrease to goodwill. There was no income statement impact as a result of this adjustment.

•	The initial purchase price allocation for cash discounts reserve was understated by $4 million as of December 1, 2004. We have increased the reserve for cash discounts by $4 million with a corresponding increase in goodwill. There was no income statement impact as a result of this adjustment.

•	Effective with the acquisition of substantially all of the automotive aftermarket group from Dana on November 30, 2004, the Company's direct parent, Affinia Group Holdings Inc., issued a note with a face value of $74.5 million, and an estimated fair value, upon issuance, of $50 million. The value of the assets contributed by Affinia Group Holdings Inc. to the Company represented by this note was initially recorded at $74.5 million. We have determined that the value received by the Company as a result of the contribution by Affinia Group Holdings Inc. should be recorded at the fair value of the note, $50 million. As a result of this $24.5 million adjustment, the Company reduced its remaining $15 million of goodwill to zero and reduced intangibles on a pro rata basis for the remaining $9.5 million, with a corresponding $24.5 million reduction in contributed equity. Based on an analysis performed by management, which included evaluating the carrying costs of fixed assets compared to a recent valuation study, all of the remaining $9.5 million was allocated to intangibles with no reduction in fixed assets. There was no material income statement impact as a result of this adjustment.

•	On April 29, 2005, the Company paid Dana $15 million to settle the working capital adjustments in connection with the Acquisition. This amount was known subsequent to December 31, 2004 but prior to the release of the December 31, 2004 financial statements and has been capitalized as goodwill effective December 1, 2004. There was no income statement impact as a result of this adjustment.

•	We have determined that certain non current deferred tax assets were improperly classified as current within the balance sheet at December 31, 2004 and accordingly, the balance sheet has been adjusted to reflect the appropriate classification. There was no income statement impact as a result of this adjustment.

The following table sets forth the effects of the restatement adjustments discussed above on the condensed consolidated balance sheet at December 31, 2004 (Dollars in Millions):

Condensed Consolidated Balance Sheets

	December 31, 2004
	As Originally Reported	As Restated
Assets
Current assets:
Cash and cash equivalents	$80	$80
Trade accounts receivable	359	361
Inventories	490	499
Other current assets	49	44
Total current assets	978	984
Property, plant, and equipment, net	235	235
Goodwill	15	—
Other intangible assets, net	197	187
Deferred financing costs	23	23
Investments and other assets	35	40
Total assets	$1,483	$1,469
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$212	$208
Other accrued expenses	137	152
Accrued payroll and employee benefits	22	22
Notes payable and current portion of long term debt	15	15
Total current liabilities	386	397
Long-term debt	647	647
Deferred employee benefits and other noncurrent liabilities	20	20
Minority interest in consolidated subsidiaries	1	1
Total liabilities	1,054	1,065
Commitments and contingencies	—	—
Capital contributions	430	405
Accumulated deficit	(4)	(4)
Foreign currency translation adjustment	3	3
Shareholders' equity	429	404
Total liabilities and shareholders' equity	$1,483	$1,469

Note 3.    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Affinia and its subsidiaries, which are collectively referred to in these financial statements as the "Successor". The accompanying unaudited condensed combined financial statements include the accounts of Dana's automotive aftermarket group, which are collectively referred to in these financial statements as the "Predecessor". In these notes to the financial statements, the term the "Company" refers to both the Successor and the Predecessor company.

As a result of the Acquisition, our assets and liabilities were adjusted to their preliminary estimated fair value as of November 30, 2004, the closing of the Acquisition. Purchase price allocations are subject to adjustment until all pertinent information regarding the Acquisition is obtained and fully evaluated. During the third quarter of 2005, the Company expects to complete the tax balance sheet related to the Acquisition.

In our opinion, the accompanying unaudited condensed combined and consolidated financial statements include all normal recurring adjustments necessary for a fair presentation of the financial condition, results of operations and cash flows for the interim periods presented. Interim results are not necessarily indicative of full year results. The unaudited condensed combined and consolidated financial statements should be read in conjunction with the audited consolidated and combined financial statements and notes thereto included in our annual report for the year ended December 31, 2004.

Certain amounts at December 31, 2004 have been reclassified to conform with the current presentation.

Note 4.    New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS No. 154. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material effect on our financial statements.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143" ( FIN 47). Under FIN 47, we are required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Any uncertainty about the amount and/or timing of future settlement should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value. The provisions of FIN 47 are required to be applied no later than the end of fiscal years ending after December 15, 2005, although early adoption is encouraged. As such, we are required to adopt FIN 47 by December 31, 2005. We are currently evaluating the impact of FIN 47.

Note 5.    Inventories

Inventories consist of the following (Dollars in Millions):

	At December 31, 2004	At June 30, 2005
Raw materials	$113	$117
Work-in-process and finished goods	386	346
	$499	$463

Note 6.    Comprehensive Income

The elements of comprehensive income (loss) are presented in the following table (Dollars in Millions):

	Predecessor Three Months Ended June 30, 2004	Successor Three Months Ended June 30, 2005	Predecessor Six Months Ended June 30, 2004	Successor Six Months Ended June 30, 2005
Change in foreign currency translation adjustments, net of tax	$10	$(2)	$1	(8)
Net income (loss)	19	2	30	(15)
Comprehensive income (loss)	$29	$—	$31	$(23)

Accumulated other comprehensive foreign currency loss totaled $5 million at June 30, 2005.

Note 7.    Goodwill

The following table summarizes goodwill activity for the first six months of 2005 (Dollars in Millions):

Successor Consolidated Six Months Ended June 30, 2005
Balance at December 31, 2004	$—
Termination benefits	6
Balance at March 31, 2005	6
Second quarter activity	—
Balance at June 30, 2005	$6

Termination benefits consist of severance costs incurred with the Company's restructuring programs.

Note 8.    Commitments and Contingencies

At June 30, 2005, the Company had purchase commitments for property, plant and equipment of approximately $7 million.

A liability for estimated returns is recorded at the date products are sold. Adjustments are made as new information becomes available. Returns expense was $46 and $28 million for the six months ended June 30, 2004 and 2005, respectively, and $12 and $22 for the three months ended June 30, 2004 and 2005, respectively. Accrued returns were $30 million and $35 million at December 31, 2004 and June 30, 2005.

The Company is party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on product liability claims. As part of the Acquisition, Dana retained responsibility for the defense of, and any liabilities associated with, all legal proceedings commenced prior to November 30, 2004, relating to, arising out of or resulting from the operations acquired by the Company from Dana. In addition, Dana retained certain other liabilities related to the period prior to November 30, 2004.

Note 9.    Restructuring of Operations

The following summarizes the activity in accrued restructuring expenses for our continuing operations during the first six months of 2005 (Dollars in Millions):

Employee Termination Benefits
Balance at December 31, 2004	$3
Activity for the period
Cash payments	(3)
Other	6
Balance at March 31, 2005	$6
Cash payments	(4)
Balance at June 30, 2005	$2

During the first six months of 2005, $6 million of employee termination benefits were accrued as an additional allocation of the Acquisition's purchase price. At June 30, 2005, $2 million of restructuring charges remained in accrued liabilities, relating to wage and healthcare continuation to severed employees. These remaining liabilities are expected to be paid during 2005.

Note 10.    Related Party Transactions

The following table presents the components of administrative services provided at the Dana corporate level that have been allocated to the Predecessor, plus expenses charged to the aftermarket department within the Dana corporate office, including wages, fringe benefits, travel, employee relocation, charges for internal services such as information technology support and charges for certain external services. These items have been allocated to the Predecessor and included in the selling, general and administrative expenses for the three months and six months ended June 30, 2004, but historically not included in the Predecessor's accounts (Dollars in Millions).

	Predecessor Three Months Ended June 30, 2004	Predecessor Six Months Ended June 30, 2004
Accounting, tax and audit services	$—	$1
Other services	2	3
Allocated corporate expenses	2	4
Aftermarket department expense	1	2
Total corporate expenses	$3	$6

Affinia and Dana entered into a transition services agreement ("the TSA") effective with the closing on November 30, 2004. The TSA provides for certain administrative and other services and support to be provided by Dana to Affinia, and to be provided by Affinia to Dana, in each case after the Acquisition. Affinia also will continue to lease certain properties, warehouses and office space from Dana after the Acquisition for periods of several months to five years. Some of these lease terms may be renewed indefinitely by the parties. Dana agreed in the Purchase Agreement to provide Affinia with a $16 million credit for payments otherwise due for services under the TSA.

On April 29, 2005, Dana paid Affinia $12 million in settlement of the TSA agreement noted above, as well as $11 million for uncollectible receivables covered by the Purchase Agreement, offset by $13 million of original purchase price consideration and $2 million of working capital adjustments.

Note 11.    Segment and Geographic Information

The Company operates in a single business segment, which is the manufacturing and distribution of vehicle aftermarket parts. The products and services, customer base, distribution channel, manufacturing process, procurement, and economic characteristics are similar throughout all of the Company's operations.

Net sales by geographic region were as follows (Dollars in Millions):

	Predecessor Three Months Ended June 30, 2004	Successor Three Months Ended June 30, 2005	Predecessor Six Months Ended June 30, 2004	Successor Six Months Ended June 30, 2005
North America	$436	$415	$831	$781
Other countries	131	155	261	295
	$567	$570	$1,092	$1,076

Long-lived assets by geographic region were as follows (Dollars in Millions):

	December 31, 2004	June 30, 2005
North America	$179	$179
Other countries	56	51
	$235	$230

Net sales by geographic area were determined based on origin of sale. Geographic data on long-lived assets is based on physical location of those assets.

Note 12.    Beck/Arnley

On March 31, 2005, Affinia completed the legal sale of its subsidiary, Beck/Arnley to Heritage Equity Group Inc. ("Heritage"), pursuant to a stock purchase agreement. The contingent purchase price for the stock of Beck/Arnley was $5 million to be paid starting in the first quarter of 2006. Affinia also made a $3 million five year term loan to Beck/Arnley, bearing interest at nine percent per annum. In addition, the stock purchase agreement provided that all of the cash at Beck/Arnley, with the exception of $2 million, be retained by the Company. As a result, the Company retained $17 million of cash that was held on the books of Beck/Arnley. In connection with the transaction, Affinia recognized a pre-tax loss on the sale of $21 million, in addition to the $2 million loss from normal operations in the first quarter of 2005. Due to Affinia's $3 million working capital loan to Beck/Arnley and the contingent consideration, the transaction did not qualify as a sale under accounting rules and could not be presented as a discontinued operation.

The major classes of assets and liabilities included in the consolidated balance sheets as of December 31, 2004 are as follows (Dollars in Millions):

December 31, 2004
Assets
Cash and cash equivalents	$23
Trade accounts receivable	4
Inventories	22
Other assets	3
Total assets	$52
Liabilities
Current liabilities:	14
Total liabilities	$14

Beck/Arnley's sales, pre-tax loss and net loss for the three months and six months ended June 30, 2004 and 2005 are summarized in the following table (Dollars in Millions):

	Predecessor Three Months Ended June 30, 2004	Successor Three Months Ended June 30, 2005	Predecessor Six Months Ended June 30, 2004	Successor Six Months Ended June 30, 2005
Net sales	$7	$—	$18	$9
Pre-tax loss	(7)	—	(8)	(4)
Net loss	(3)	—	(5)	(2)

Note 13.    Financial Information for Guarantors and Non-Guarantors

In connection with the Acquisition on November 30, 2004, Affinia issued $300 million of Notes to qualified institutional buyers and certain persons in offshore transactions. Affinia plans to register these Notes. The Notes are general obligations of Affinia and guaranteed by all of its wholly-owned domestic subsidiaries, excluding Beck/Arnley, and by Affinia's direct parent, Affinia Group Intermediate Holdings, Inc. (referred to in the following tables as "Parent"). These guarantors jointly and severally guarantee Affinia's obligations under the Notes and represent full and unconditional general obligations of each guarantor. In the following tables, "Issuer" refers to Affinia and "Guarantors" refers to the subsidiary guarantors.

The following information presents combining and consolidating Statements of Income for the three and six months ended June 30, 2004 and 2005, Statements of Cash Flows for the six months ended June 30, 2004 and 2005 and consolidating Balance Sheets as of December 31, 2004 and June 30, 2005. In addition to the effect of the restatement items discussed in Note 2, the December 31, 2004 balance sheet that follows has been restated to reflect the application of the equity method of accounting by the Company with respect to its subsidiaries. The Company previously reported investments on the cost basis of accounting. These revisions have no income statement effect on the consolidated financial statements of the Company. Following the financial statement information presented below are the previously reported amounts for selected line items in the consolidating information.

Affinia Group Intermediate Holdings Inc.
Notes to combined financial statements (continued)
Supplemental Guarantor
Combining Statement of Income Data
For the Three Months Ended June 30, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Combined Total
Net sales	$—	$—	$382	$200	$(15)	$567
Cost of sales	—	—	(324)	(165)	15	(474)
Gross profit	—	—	58	35	—	93
Selling, general and administrative expenses	—	—	(32)	(29)	—	(61)
Operating profit			26	6	—	32
Other income, net	—	—	(1)	2	—	1
Interest expense	—	—	—	(1)	—	(1)
Income before tax provision and minority interest	—	—	25	7	—	32
Income tax provision	—	—	9	4	—	13
Minority interest	—	—	—	—	—	—
Equity in income	—	—	5	(1)	(4)	—
Net income (loss)	$—	$—	$21	$2	$(4)	$19

Affinia Group Intermediate Holdings Inc.
Notes to combined financial statements (continued)
Supplemental Guarantor
Combining Statement of Income Data
For the Six Months Ended June 30, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Combined Total
Net sales	$—	$—	$717	$404	$(29)	$1,092
Cost of sales	—	—	(609)	(332)	29	(912)
Gross profit	—	—	108	72	—	180
Selling, general and administrative expenses	—	—	(75)	(54)	—	(129)
Operating profit			33	18	—	51
Other income, net	—	—	—	2	—	2
Interest expense	—	—	—	(1)	—	(1)
Income before taxes and minority interest	—	—	33	19	—	52
Income tax provision	—	—	11	10	—	21
Minority interest	—	—	—	(1)	—	(1)
Equity in income	—	—	3	(2)	(1)	—
Net income (loss)	$—	$—	$25	$6	$(1)	$30

Affinia Group Intermediate Holdings Inc.
Notes to combined financial statements (continued)
Supplemental Guarantor
Consolidating Statement of Income Data
For the Three Months Ended June 30, 2005
(Dollars in Millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Net sales	$—	$—	$345	$305	$(80)	$570
Cost of sales	—	—	(289)	(283)	80	(492)
Gross profit	—	—	56	22	—	78
Selling, general and administrative expenses	—	(10)	(29)	(25)	—	(64)
Operating profit	—	(10)	27	(3)	—	14
Other income, net	—	—	1	2	—	3
Interest expense	—	(13)	—	(1)	—	(14)
Income before taxes and minority interest	—	(23)	28	(2)	—	3
Income tax provision (benefit)	—	(9)	5	5	—	1
Minority interest	—	—	—	—	—	—
Equity interest in income	2	18	8	21	(49)	—
Net income (loss)	$2	$4	$31	$14	$(49)	$2

Affinia Group Intermediate Holdings Inc.
Notes to combined financial statements (continued)
Supplemental Guarantor
Consolidating Statement of Income Data
For the Six Months Ended June 30, 2005
(Dollars in Millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Net sales	$—	$—	$646	$524	$(94)	$1,076
Cost of sales	—	—	(533)	(485)	94	(924)
Gross profit	—	—	113	39	—	152
Selling, general and administrative expenses	—	(15)	(67)	(49)	—	(131)
Loss on sale of Beck/Arnley	—	—	—	(21)	—	(21)
Operating profit (loss)	—	(15)	46	(31)	—	—
Other income, net	—	—	1	1	—	2
Interest expense	—	(26)	—	(1)	—	(27)
Income (loss) before taxes and minority interest	—	(41)	47	(31)	—	(25)
Income tax provision (benefit)	—	(16)	15	(9)	—	(10)
Minority interest	—	—	—	—	—	—
Equity interest in income	(15)	26	8	31	(50)	—
Net income (loss)	$(15)	$1	$40	$9	$(50)	$(15)

Affinia Group Intermediate Holdings Inc.
Notes to combined financial statements (continued)
Supplemental Guarantor
Combining Statement of Cash Flows Data
For the Six Months Ended June 30, 2004
(Dollars in Millions)

	Guarantor	Non- Guarantor	Elimination	Combined Total
Net cash flows — operating activities	$(24)	$11	$—	$(13)
Cash flows — investing activities:
Purchase of property, plant and equipment	(11)	(9)	—	(20)
Other	(2)	(4)	—	(6)
Net cash flows — investing activities	(13)	(13)	—	(26)
Cash flows — financing activities:
Net change in short-term debt	—	(22)	—	(22)
Net transactions with Parent	37	61	—	98
Net cash flows — financing activities	37	39	—	76

Net increase in cash and cash equivalents	—	37	—	37
Cash and cash equivalents — beginning of period	—	46	—	46
Cash and cash equivalents — end of period	$—	$83	—	$83
Reconciliation of net income (loss) to net cash flows from operating activities
Net income (loss)	$25	$6	$(1)	$30
Depreciation and amortization	11	11	—	22
Deferred income taxes	9	(9)	—	—
Equity in income	(3)	2	1	—
Change in accounts receivable	(61)	(21)	—	(82)
Change in inventories	(6)	—	—	(6)
Change in other operating assets	(13)	15	—	2
Change in operating liabilities	11	4	—	15
Other	3	3	—	6
Net cash provided by (used in) operating activities	$(24)	$11	$—	$(13)

Affinia Group Intermediate Holdings Inc.
Note to combined financial statements (continued)
Supplemental Guarantor
Consolidating Statement of Cash Flows Data
For the Six Months Ended June 30, 2005
(Dollars in Millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Elimination	Consolidated Total
Net cash flows — operating activities	$—	$(56)	$63	$(9)	$—	$(2)
Cash flows — investing activities:
Working capital settlement with Dana	—	(28)	—	—	—	(28)
Purchase of property, plant and equipment	—	(4)	(5)	(6)	—	(15)
Proceeds from sales of assets	—	—	1	—	—	1
Other	—	—	—	—	—	—
Net cash flows — investing activities	—	(32)	(4)	(6)	—	(42)
Cash flows — financing activities:
Net change in short-term debt	—	—	—	—	—	—
Payment from long term debt	—	(2)	—	—	—	(2)
Net transactions with parent	—	52	(56)	4	—	—
Net cash flows — financing activities	—	50	(56)	4	—	(2)
Net increase (decrease) in cash and cash equivalents	—	(38)	3	(11)	—	(46)
Cash and cash equivalents — beginning of period	—	48	—	32	—	80
Cash and cash equivalents — end of period	$—	$10	$3	$21	$—	$34
Reconciliation of net income (loss) to net cash flows from operating activities
Net income (loss)	$(16)	$1	$40	$9	$(49)	$(15)
Depreciation and amortization	—	—	12	11	—	23
Equity in income	16	(26)	(8)	(31)	49	—
Deferred income taxes	—	—	(5)	—	—	(5)
Change in accounts receivable	—	5	(33)	(27)	—	(55)
Change in inventories	—	—	17	19	—	36
Change in accounts payable	—	(25)	(4)	59	—	30
Change in other operating assets	—	8	39	(56)	—	(9)
Change in other operating liabilities	—	(19)	6	7	—	(6)
Other	—	—	(1)	—	—	(1)
Net cash provided by (used in) operating activities	$—	$(56)	$63	$(9)	$—	$(2)

Affinia Group Intermediate Holdings Inc.
Notes to combined financial statements (continued)
Supplemental Guarantor
Consolidating Balance Sheet Data
For the Year Ended December 31, 2004
(Dollars in Millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$—	$48	$—	$32	$—	$80
Accounts receivable	—	16	195	150	—	361
Inventories	—	—	297	202	—	499
Other current assets	—	2	1	41	—	44
Total current assets	—	66	493	425	—	984
Investments and other assets	—	23	191	36	—	250
Intercompany investments	404	936	393	156	(1,889)	—
Intercompany receivables	—	—	—	—	—	—
Property, plant and equipment, net	—	—	121	114	—	235
Total assets	$404	$1,025	$1,198	$731	$(1,889)	$1,469
Liabilities and Equity
Current liabilities:
Notes payable	$—	$3	$—	$12	$—	$15
Accounts payable	—	—	87	121	—	208
Accrued payroll and employee benefits	—	2	6	14	—	22
Other accrued liabilities	—	23	73	56	—	152
Income taxes	—	(2)	4	(2)	—	—
Total current liabilities	—	26	170	201	—	397
Deferred employee benefits and other noncurrent liabilities	—	—	—	20	—	20
Long-term debt	—	647	—	—	—	647
Minority interest in consolidation subsidiaries	—	—	—	1	—	1
Total liabilities	—	673	170	222	—	1,065
Consolidated equity	404	352	1,028	509	(1,889)	404
Total liabilities and equity	$404	$1,025	$1,198	$731	$(1,889)	$1,469
As previously reported:
Current assets	$—	$66	$482	$430	$—	$978
Intercompany investment	—	1,260	—	—	(1,260)	—
Total assets	—	1,087	998	658	(1,260)	1,483
Combined equity	—	429	824	436	(1,260)	429

Affinia Group Intermediate Holdings Inc.
Notes to combined financial statements (continued)
Supplemental Guarantor
Consolidating Balance Sheet Data
For the Period Ended June 30, 2005
(Dollars in Millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$—	$10	$3	$21	$—	$34
Accounts receivable	—	11	228	177	—	416
Inventories	—	—	280	183	—	463
Other current assets	—	27	5	21	—	53
Total current assets	—	48	516	402	—	966
Goodwill, net	—	6	—	—	—	6
Investments and other assets	—	22	217	8	—	247
Intercompany investments	381	962	400	187	(1,930)	—
Intercompany receivables	—	(22)	49	(27)	—	—
Property, plant and equipment, net	—	4	119	107	—	230
Total assets	$381	$1,020	$1,301	$677	$(1,930)	$1,449
Liabilities and Equity
Current liabilities:
Notes payable	$—	$4	$—	$11	$—	$15
Accounts payable	—	4	126	108	—	238
Accrued payroll and employee benefits	—	8	11	16	—	35
Other accrued liabilities	—	6	78	27	—	111
Total current liabilities	—	22	215	162	—	399
Deferred employee benefits and other noncurrent liabilities	—	—	17	6	—	23
Long-term debt	—	645	—	—	—	645
Minority interest in consolidation subsidiaries	—	—	1	—	—	1
Total liabilities	—	667	233	168	—	1,068
Consolidated equity	381	353	1,068	509	(1,930)	381
Total liabilities and equity	$381	$1,020	$1,301	$677	$(1,930)	$1,449

Offer to Exchange

$300,000,000 principal amount of its 9% Senior Subordinated Notes due 2014, which have been registered under the Securities Act of 1933, for any and all of its outstanding 9% Senior Subordinated Notes due 2014.

Until December 27, 2005 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.